Form 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

Report Of Foreign Private Issuer
Pursuant To Rule 13a-16 Or 15d-16 Of
The Securities Exchange Act Of 1934

For the month of February, 2014

Commission File Number: 001-14950

ULTRAPAR HOLDINGS INC.
(Translation of Registrant’s Name into English)

Avenida Brigadeiro Luis Antonio, 1343, 9º Andar
São Paulo, SP, Brazil  01317-910
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	☒	Form 40-F	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	☐	No	☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	☐	No	☒

ULTRAPAR HOLDINGS INC.

TABLE OF CONTENTS

ITEM
1.	2013 Financial Report
2.	4Q13 and 2013 Earnings release
3.	Board of Directors Minutes
4.	Fiscal Council Minutes
5.	Notice to Shareholders

MANAGEMENT REPORT 2013

Dear Shareholders,

The Management of ULTRAPAR PARTICIPAÇÕES S.A. (Ultrapar) hereby presents its Management Report and Financial Statements for the fiscal year 2013. This information is accompanied by an independent auditor’s report with an unqualified opinion (clean opinion), which was discussed and reviewed by the Management.

COMPANY PROFILE

In 2013, Ultrapar continued its trajectory marked by constant investments in its businesses with growing and resilient demand: fuel distribution through Ipiranga and Ultragaz, specialty chemicals through Oxiteno, and liquid bulk storage through Ultracargo. Having completed 76 years of existence, the company’s history was built with an entrepreneurial spirit, differentiated products and services to its customers, consistent planning and execution of its strategy, with growth and development opportunities for its employees.

Ultrapar’s businesses are present throughout the whole Brazilian territory, with a widespread reach. Ultrapar also operates outside Brazil, through Oxiteno, with industrial plants in the United States, Mexico, Uruguay and Venezuela, and commercial offices in Argentina, Belgium, China and Colombia. By the end of 2013, Ultrapar had 9 thousand employees.

Since 1999, Ultrapar’s shares have been listed at the BM&FBOVESPA (São Paulo Securities, Commodities and Futures Exchange), having entered in 2011 the Novo Mercado listing segment, and at the New York Stock Exchange (NYSE) with Level III ADRs. In 2013, Ultrapar’s shares appreciated 21%.

ECONOMIC AND OPERATIONAL ENVIRONMENT

In 2013, as in the recent past, the macroeconomic environment remained difficult. In order to curb the rising inflation rates observed throughout the year, the Brazilian government raised the economy’s base interest rate, from 7.25% at the end 2012 to 10.0% at the end of 2013. The projected GDP for 2013 points to a 2.2% growth. This performance of the Brazilian economy and the economic instability in the international market contributed to the weakening of the Real against the dollar, with an average exchange rate of R$ 2.16/US$ in 2013 compared to R$ 1.95/US$ in 2012. In 2013, 3.6 million light vehicles were licensed, practically stable compared to the previous year. As a result, the fleet is estimated to have increased by 7% in 2013, keeping the progression trend of the last years.

ULTRAPAR IN 2013

Ultrapar reported in 2013 another year of achievements and earnings growth.

An organized, transparent succession process, combined with the company’s solid management system, allowed the succession of the Chief Executive Officer in 2013, continuing the planning and implementation of our growth and value creation strategy, focused on the endurance of the company by means of organic investments, acquisitions, differentiation, and operational excellence.

Looking towards the good prospects of the retail pharmacy sector, the pursue for greater convenience for Ipiranga and Ultragaz’s customers and our capacity to contribute to the business, in September 2013 we entered into an association agreement with Extrafarma, one of Brazil’s ten largest drugstore chains. We found in Extrafarma the elements that we seek in our businesses: scope for differentiation, a market that is resilient and, at the same time, leveraged on the Brazilian economy, sector in early stage of consolidation and formalization; therefore, with room for Ultrapar to place itself among the leaders. Culture was another element of harmony, as Extrafarma’s corporate governance had been designed to align interests and professionalize management. Mr. Paulo Lazera, Extrafarma’s main executive, will remain in charge of the retail pharmacy business as its Chief Executive Officer and will become a member of Ultrapar’s executive board. We will accelerate Extrafarma’s expansion plan, ensuring increased investment capacity, access for drugstore openings in Ipiranga's service stations and Ultragaz's resellers, and the strengthening of Extrafarma's experienced management team by implementing our mechanisms of corporate governance, incentives, and alignment of interests.

In 2013, we continued the strategy of expanding Ipiranga’s distribution network, focusing on the Midwest, Northeast and North regions of Brazil. The continued growth of the Brazilian light vehicle fleet and the investments in the expansion of its service station network and logistics facilities made by Ipiranga enabled the increase in sales. To this set of positive structural factors are added the results of the differentiation strategy, based on convenience and on increasing the offer of services at Ipiranga service stations. As part of this strategy, ConectCar started its operations in April, aiming at providing electronic payment for tolls, parking and fuel, having Ipiranga service stations as the main contact channel with customers.

A pioneer in the Brazilian chemical industry, Oxiteno completed 40 years in 2013, with a history of significant expansion of the production capacity, innovation, and product and process technology. The recent investments made in expanding its plants in Brazil and in the acquisition of new plants abroad contributed for increased sales volume and a more favorable sales mix, with a focus on specialty chemicals.

With a wide geographical presence, Ultracargo managed to understand the needs of its clients in the port infrastructure sector, being the only company specialized in liquid bulk storage that is located in six Brazilian ports. In 2013, we focused on consolidating our new operation at the Itaqui port, which began after the acquisition made in 2012, and we concluded the expansion of the terminal in Aratu.

At Ultragaz, we also obtained good results in 2013, as a consequence of a strategy based on our strong brand, on the excellence of our resellers and of our bulk LPG distribution services, and on the development of new applications for LPG. The permanent process of seeking for productivity gains also positively affected the results.

As a result of the corporate governance practices and the results obtained, the company received important recognitions in 2013. We believe the reason for those recognitions is a culture of entrepreneurship with planned, detailed implementation, strict governance, and continuous development of professionals that are able to endure our way of doing and conducting business.

2013 HIGHLIGHTS

Acquisitions and investments

- Signing of an association agreement with Extrafarma, one of Brazil’s ten largest drugstore chains, marking Ultrapar’s entry into the retail pharmacy sector.
- Expansion of Ipiranga’s reseller network by 265 service stations, 188 new am/pm stores and 144 Jet Oil and Jet Oil Motos franchises.
- Construction or expansion of 10 Ipiranga’s storage facilities.
- Expansion and retrofit of Oxiteno’s specialty chemical plants in Mexico and in the United States.
- Conclusion of the expansion of the Aratu terminal and modernization and maintenance of Ultracargo’s terminals.
- Capture of new customers in Ultragaz’s bulk LPG segment with a focus on small and medium clients.

Results

- Net sales of R$ 61 billion in 2013, a growth of 13% over the previous year.
- EBITDA of R$ 2.9 billion, 21% higher than that in 2012.
- Net earnings of R$ 1.2 billion, a 20% growth over the previous year.

Main recognitions

- 1st place in the “Best Companies for the Shareholders” award in the category of companies with market value over R$ 15 billion, awarded by Revista Capital Aberto.
- Best Corporate Governance in the IR Magazine Awards Brazil 2013.
- 4th place in the World's Most Admired Companies 2013 ranking in the energy sector, by Fortune Magazine.
- One of the world’s 100 most innovative companies on Forbes World’s Most Innovative Companies award.

Corporate governance, strategy and value creation

Ultrapar has a long track record of pioneering in the development of its governance. Ultrapar’s governance structure is based on long-term alignment between shareholders and executives, in a process that started in the 1980’s by Pery Igel, then manager and main shareholder of Ultrapar.

The governance model built over the years by Ultrapar became the key element for the growth and endurance of the company and its businesses. The company’s corporate governance structure was designed to create an increasingly solid, profitable and long-lasting company, with provisions inspired by international standards with no precedent in Brazil and that exceed the requirements of BM&FBOVESPA’s highest corporate governance level.

The recent most significant step was taken in 2011, when Ultrapar introduced its new corporate governance structure and joined BM&FBOVESPA’s Novo Mercado. With this initiative, the company further deepened the process of professionalization and increased its investment capacity in order to continue pursuing its growth strategy.

As of 2013, Thilo Mannhardt, then member of the Board of Directors, became the company’s CEO, succeeding Pedro Wongtschowski, who had held the position since 2006 and became a member of the Board of Directors of Ultrapar. The company's solid and strengthened management system enabled a planned and organized transition process, a renewal without disruption.

One of the benefits of the increased investment capacity resulting from Ultrapar’s entry into BM&FBOVESPA’s Novo Mercado materialized in 2013, with the association with Extrafarma. Ultrapar’s new governance structure enabled it to carry out a transaction in which Extrafarma’s shareholders would become Ultrapar's shareholders, a key factor for the association to happen.

Social and environmental philosophy, innovation and operational excellence

One of the main pillars of Ultrapar’s trajectory is a vision of sustainability that pervades actions and attitudes in areas that include from relationship with stakeholders to the responsible manner of conducting business. In this context, innovation is one of the main driving forces of the product and service differentiation strategy adopted by Ultrapar in its businesses, and it presents a key role in the company’s history. The relationship with the communities that surround

Ultrapar’s operations is also one of the key drivers of its vision of sustainability. The practices adopted by the company in this front result in greater inclusion and social development, in addition to bring Ultrapar even closer to its consumers.

Ipiranga’s Posto Ecoeficiente project (Eco-Efficient service station) is one of the differentiation initiatives that reflect Ultrapar’s innovation philosophy. The Posto Ecoeficiente project involves solutions in the construction and operation of service stations that result in better use of resources, such as water and electricity, and reduction of wastage and residues. The Postos Ecoeficientes reached in 2013 the mark of 488 units spread over the Brazilian territory, in addition to 200 units under construction. Ipiranga conducts, since 2008, the Saúde na Estrada program (Health on the Road), which aims at bringing health information to truck drivers, important customers of the service stations Ipiranga Rodo Rede, located in federal and state highways in Brazil, contributing to improve the quality of life of these professionals. The initiative consists of performing basic medical examinations, vaccinations and information campaigns.

Oxiteno’s operation is strongly supported by innovation, which is the basis of a growing positioning in specialty chemicals in the domestic and international markets, thus ensuring greater profitability to the business, lower volatility and a closer relationship with customers. Of its staff, 7% is linked to the development of new products, processes and technologies. In 2013, 22 entirely new products were developed and launched in the market, and revenues from new products launched in the last five years accounted for 9% of its total revenues.

In 2013, Ultracargo held the Semana Bem+Sustentável (Sustainable Week), focused on disseminating knowledge related to safety, health, environment, and quality. The event featured lectures aiming at encouraging change of behavior of employees and raising their awareness, considering matters related not only to the workplace, but also to relationships with families and communities. Over 800 employees took part in the lectures.

Ultragaz is achieving important results in a logistics program to reduce the fuel consumption of its fleet – reducing accordingly emissions of pollutants into the atmosphere. The program minimizes gas emissions in the process of refueling corporate clients, in addition to reducing costs. Through Ultragaz, Ultrapar develops, with the support of the Banco Nacional de Desenvolvimento Econômico e Social - BNDES (Brazilian Development Bank), social and environmental projects in the surroundings of the communities where it operates. Among the initiatives, the Educational Campaigns, in partnership with the Federal Government and the Ministry of Health, are designed to provide preventive information by means of qualifying LPG dealers and have directly impacted nearly 25 million people in 2013.

Interacting with the community of the Bela Vista neighborhood, in São Paulo, where Ultrapar’s headquarters are located, the company opened in 2013 the 12th class of the Ultra Formare, a vocational training and free course for underprivileged young students from public schools in the region. After a 33-week course, young students are able to act as administrative and commercial assistants. This initiative helps social inclusion to these youngsters, creates specialized labor, and disseminates Ultrapar's culture through its employees that act as volunteer teachers.

People

One of Ultrapar’s main foundations is the development of human capital. To this purpose, it relies on a people strategy that values meritocracy and features a variable compensation system linked to value creation, as well as an effective system for attraction, qualification and retention.

Attracting talents to be developed and prepared, that support the company’s growth, is one of Ultrapar’s major concerns. Annually, the company offers opportunities for young talents through internship and trainee programs. Every year about 320 young professionals are hired, who gain a broad overview of Ultrapar’s businesses through job rotation and several training sessions.

Clients, resellers and suppliers

At Ultrapar, passion and respect for the client is a work philosophy that has guided the company over its 76 years of existence. Furthermore, Ultrapar has a solid partnership with its wide range of suppliers and resellers network, based on ethics principles and on management focused on sustainable financial results. These characteristics contribute for the endurance of Ultrapar’s businesses, in addition to generating benefits that are extended to its partners.

One of the main traits of Ipiranga’s corporate culture is the close relationship with the resellers, which is strongly supported by qualification and training programs for service stations’ owners and employees – the VIP (Vendedores Ipiranga de Pista), as pump attendants are known at Ipiranga. In order to keep a differentiated business model, Ipiranga seeks to develop several pioneering initiatives in the sector. Among the initiatives, one of the most well-known is the Clube VIP (VIP Club), an incentive program specifically focused on service stations’ employees that aims at engaging those employees and at encouraging the achievement of goals. With relation to end consumers, Km de Vantagens is a case of success in the differentiation strategy designed by Ipiranga with the aim of building customer loyalty. With 15 million participants by the end of 2013, the program became the company’s main relationship platform, promoting a major evolution in Ipiranga’s actions towards and communication with end consumers.

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The close relationship with the client is one of the main pillars for the success of Oxiteno’s strategy, as the process for the development of new formulations is intrinsically linked to the specific demands of each client. In the agrochemical segment, this closeness becomes even more evident, resulting in a virtuous combination of shared efforts and results.

In order to enhance the interaction with clients and other stakeholders, Ultracargo introduced this year the "Conhecendo Melhor a Ultracargo" (“Knowing Ultracargo Better”) program. The program made it possible to set a more structured, standardized process for visits to all the company’s units, increasing the efficiency in meeting the expectations that motivated the visits. Since its inception, 32 visits were scheduled to the Suape, Aratu, Santos and Rio de Janeiro terminals and to the headquarters. The initiative allows the feedbacks provided by visitors to be used to enhance processes and services.

Anticipating trends related to consumer habits has been one of the main focuses of Ultragaz’s attention, and has generated adjustments to operations, to assets and to customer service. In this context, Ultragaz ordered in 2013 a major market research from Instituto Gallup focused on changes in habits and needs of end consumers regarding service quality, as a result of the increase in the number of delivery channels and in service speed in the bulk and bottled segments, which allowed the company to begin testing initiatives to draw the company even closer to its clients and, thus, enhance the products and services offered.

Investments

Ultrapar continued, in 2013, its investment strategy oriented to grow volume and competitiveness, serving each time better an increasing number of customers. Ultrapar’s investments, net of disposals, totaled R$ 1,119 million, of which R$ 1,089 million were related to organic investments and R$ 29 million were related to acquisitions.

At Ipiranga, R$ 746 million were invested, of which (i) R$ 348 million in the expansion of its distribution network (through the conversion of unbranded service stations, the opening of new gas stations and new customers) and Jet Oil and am/pm franchises, focused on the Midwest, Northeast and North regions of Brazil, (ii) R$ 86 million in expanding its logistics infrastructure to support the growing demand, through the construction and expansion of logistics facilities, and (iii) R$ 312 million in the maintenance of its operations, mainly in the renewal of contracts of its distribution network and the renovation of service stations. Out of the total amount invested, R$ 758 million were related to property, plant, equipment and intangible assets, partially offset by R$ 12 million related to repayments from clients, net of financings to clients. At Oxiteno, the total investments in 2013 amounted to R$ 139 million, mainly directed to continue the expansion of the production capacity in Pasadena, United States, and in Coatzacoalcos, Mexico, and to the maintenance of its plants. Ultracargo’s investments totaled R$ 37 million in 2013, mainly allocated to the modernization and maintenance of its terminals. At Ultragaz, R$ 151 million were invested mainly in new clients in the bulk segment, replacement of bottles and maintenance of its bottling facilities.

Ultrapar's investment plan for 2014, excluding acquisitions, amounts to R$ 1,484 million, which demonstrates the continuity of good opportunities to grow through increased scale and productivity gains, as well as modernization of existing operations.

Organic investments plan for 2014¹ (R$ million)	2014 (B)
Ipiranga	886
Oxiteno	244
Ultracargo	60
Ultragaz	184
Extrafarma	67
Outros	44
Total	1,484
                  1 Net of disposals

At Ipiranga, we plan to invest (i) R$ 366 million to maintain the pace of expansion of its distribution network (through the conversion of unbranded service stations and the opening of new gas stations) and of am/pm and Jet Oil franchises, focused on the Midwest, Northeast and North regions of Brazil, (ii) R$ 121 million in the expansion of logistics infrastructure to support the growing demand, mainly through the construction of new logistics facilities, and (iii) R$ 400 million in the maintenance of its activities, mainly in the renewal of contracts of its distribution network and the renovation of service stations, and in the modernization of operations. Out of Ipiranga’s total investment budget, R$ 885 million refer to additions to property, plant, equipment and intangible assets, and R$ 2 million refer to financing to clients, net of repayments. Oxiteno plans to invest R$ 161 million in the expansion of its production capacity, mainly in the conclusion of the expansion in Coatzacoalcos, in Mexico, and in the potential expansion in Pasadena, in the United States. The expansion in Mexico is planned to be operational by 2014 and will add 30,000 tons per year of production capacity. Additionally, Oxiteno will invest R$ 83 million in enhancing the productivity and in the maintenance of its plants

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and IT systems. Ultracargo will invest mainly in the modernization, adjustment and maintenance of the infrastructure of its terminals and in the potential expansion of the Itaqui terminal, which is planned to start operating in 2015. At Ultragaz, investments will be focused mainly (i) on the construction of a filling plant in São Luis, in the state of Maranhão, (ii) on UltraSystem (small bulk), due to the perspective of capturing new clients and (iii) on the replacement and purchase of LPG bottles. At Extrafarma, investments will be directed to the opening of approximately 70 new drugstores, to the expansion of its infrastructure and to the maintenance of its activities.

Shareholders’ return and capital markets

Ultrapar ended the year 2013 with a market value of R$ 30 billion. At BM&FBOVESPA, Ultrapar shares closed 2013 quoted at R$ 55.95, with an accumulated appreciation of 21%, while the Ibovespa index depreciated 15% and the Brazil Index (IBrX) depreciated 3%. At the NYSE, the stock had an annual appreciation of 6%, influenced by depreciation of the Real against the Dollar, while the Dow Jones appreciated 26% due to signs of recovery of the American economy.

The year 2013 was marked also by a strong increase in the trading liquidity of the company’s shares. Ultrapar’s average daily trading volume in 2013 reached R$ 70 million/day, 26% higher than the average in 2012. This volume considers trading on both the BMF&BOVESPA and the NYSE. As from May, Ultrapar shares were included in the portfolio of BM&FBOVESPA’s Brazil 50 Index (IBrX-50), an index composed of the 50 most liquid stocks traded on BM&FBOVESPA. Ultrapar shares are among the 10 most representatives within the portfolio.

For 2013, Ultrapar declared dividends of 744 million, a 19% increase from the previous year. This amount represents a dividend yield of 2.6% on the average share price in 2013.

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Relationship with Independent Auditors

Ultrapar and its subsidiaries’ policies on contracting services from its independent auditors aims to ensure that there is no conflict of interest, loss of independence or objectivity, being based on principles that preserve the auditor’s independence. To avoid any subjectivity in the definition of the principles of independence in services provided by external auditors, procedures for the approval of hiring such services have been established, expressly defining the services to be (i) previously authorized, (ii) subject to prior approval by the Fiscal Council/Audit Committee, and (iii) prohibited.

For the year ending December 31st, 2013, Ultrapar and its subsidiaries did not contract any service from their independent auditors not directly linked to the auditing of financial statements. The total amount to the independent auditors in connection with auditing services of the 2013 financial statements was R$ 3.8 million. In addition to that, Ultrapar contracted services in the amount of R$ 1.1 million related to auditing fees of the special purpose financial statements used for the approval of the merger of shares of Extrafarma by Ultrapar.

Deloitte Touche Tohmatsu began to provide external audit services to Ultrapar in 2012.

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ANALYSIS OF FINANCIAL PERFORMANCE IN 2013

Standards and criteria adopted in preparing the information

The financial information presented in this results discussion has been prepared according to International Financial Reporting Standards (IFRS). The financial information of Ultrapar corresponds to the company’s consolidated information. The financial information of Ultragaz, Ipiranga, Oxiteno and Ultracargo is reported without elimination of intercompany transactions. Therefore, the sum of such information may not correspond to the consolidated financial information of Ultrapar. In addition, except when otherwise indicated, the amounts presented in this document are expressed in millions of Reais and, therefore, are subject to rounding off. Consequently, the total amounts presented in the tables may differ from the direct sum of the amounts that precede them.

On October 4th, 2012, CVM issued the Instruction No. 527 (“ICVM 527”), which governs the disclosure by listed companies in Brazil of EBITDA — Earnings Before Interest, Taxes, Depreciation and Amortization, and EBIT — Earnings Before Interest and Taxes, for the results disclosed from January 1st, 2013 onwards.

From 2013 onwards, the adoption of IFRS 11 and IAS (International Accounting Standard) 19 became mandatory in the presentation of financial statements of publicly-traded companies, resulting in the following changes: (i) results from joint ventures (“JV”) are no longer proportionally consolidated and will be recognized through the equity method and (ii) actuarial gains and losses from post-employment benefits cease to affect the operating results and start to be recognized under shareholders’ equity, and past service costs are recognized in retained earnings within shareholders’ equity in the date of transition.

In order to provide comparability of financial statements with periods prior to the adoption of the aforementioned accounting changes, the figures presented in this document relating to 2012 have been updated in accordance with ICVM 527, IFRS 11 and IAS 19. EBITDA according to ICVM 527, IFRS 11 and IAS 19 and net earnings according to IAS 19 differ from EBITDA and net earnings previously reported by the company, as shown below:

R$ million	2012
EBITDA prior to ICVM 527	2,401.6
(+) Income from disposal of assets	3.7
(+) Equity in earnings (losses) of affiliates	0.2
EBITDA after ICVM 527	2,405.4
(-) EBITDA JV	(17.8)
(+) Equity in earnings (losses) of JV	10.3
(+) Effects related to post-employment benefits	13.5
EBITDA after ICVM 527, IFRS 11 and IAS 19	2,411.4

R$ million	2012
Net income as previously reported	1,017.9
(+) Effects related to post-employment benefits	8.9
Net income after IAS 19	1,026.8

The information on EBIT and EBITDA included in this document was prepared in accordance with ICVM 527.

The EBITDA (Earnings Before Interest, Taxes, Depreciation and Amortization) presented in this document represents the net income before (i) income and social contribution taxes, (ii) net financial expense (income) and (iii) depreciation and amortization, presented in accordance with  ICVM 527. The purpose of including EBITDA information is to provide a measure used by the management for internal assessment of our operating results, besides being a directly or indirectly related measure to a portion of our employee profit sharing plan. It is also a financial indicator widely used by investors and analysts to measure our ability to generate cash from operations and our operating performance. We also calculate EBITDA in connection with covenants related to some of our financing, as described in note 14 to the financial statements. We believe EBITDA allows a better understanding not only of our financial performance but also of our capacity of meeting the payment of interest and principal from our debt and of obtaining resources for our investments and working capital. Our definition of EBITDA may differ from, and, therefore, may not be comparable with similarly titled measures used by other companies, thereby limiting its usefulness as a comparative measure. Because EBITDA excludes net financial expense (income), income tax and social contribution, depreciation and amortization, it provides an indicator of general economic performance that is not affected by debt restructurings, fluctuations in interest rates or changes in income tax and social contribution, depreciation and amortization. EBITDA is not a measure of financial performance under accounting practices adopted in Brazil or IFRS. EBITDA should not be considered in isolation, or as a substitute for net income, as a measure of operating performance, as a substitute for cash flows from operations or as a measure of liquidity. EBITDA has material limitations that impair its value as a measure of a company’s overall profitability since it does not address certain ongoing costs of our business that could significantly affect profitability such as financial expenses and income taxes and depreciation and amortization.

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The calculation of the EBITDA from the net earnings is presented below:

R$ million	2013	2012	Δ (%) 2013v2012
Net income for the year	1,228.7	1,026.8	20%
(+) Income and social contribution taxes	572.7	421.3
(+) Net financial expense	337.6	270.3
(+) Depreciation and amortization	778.9	693.1
EBITDA	2,918.0	2,411.4	21%

Comparative performance 2013-2012
(R$ million)

	2013					2012
	Ultrapar	Ipiranga	Oxiteno	Ultracargo	Ultragaz	Ultrapar	Ipiranga	Oxiteno	Ultracargo	Ultragaz
Net revenue from sales and services	60,940	53,384	3,278	332	3,982	53,869	46,829	2,929	294	3,847
Cost of products and services sold	(56,165)	(50,190)	(2,480)	(134)	(3,398)	(49,768)	(44,055)	(2,312)	(117)	(3,313)
Gross profit	4,775	3,194	798	198	584	4,101	2,774	616	176	534
Selling, marketing, general and administrative expenses	(2,769)	(1,760)	(487)	(94)	(432)	(2,471)	(1,613)	(387)	(75)	(410)
Other operating income, net	98	96	(3)	5	(1)	74	81	(1)	4	(0)
Income from disposal of assets	40	44	0	(0)	(4)	4	12	1	0	(10)
Operating income	2,144	1,575	309	109	147	1,708	1,254	229	105	114
Share of profit of subsidiaries and associates	(5)	1	0	1	-	10	7	(0)	1	0
EBITDA	2,918	2,030	441	158	281	2,411	1,653	352	143	246
Depreciation and amortization	779	454	132	47	133	693	391	123	37	131

Sales volume
Ipiranga’s sales volume in 2013 grew by 6% over 2012, totaling 24,758 thousand cubic meters. Sales volume of gasoline, ethanol and natural gas for vehicles increased by 9% in relation to 2012, as a result of an estimated 7% growth of the light vehicles fleet and strong investments in new service stations and in the conversion of unbranded service stations. Diesel volumes, in turn, grew by 4% as a result of the 7% growth in the volume sold in the reseller segment, derived from investments made in expanding the service station network and, to a lesser extent, the growth of the economy. At Oxiteno, sales volume of specialty chemicals reached 687 thousand tons in 2013, up 8% compared with the previous year, mainly due to (i) investments to expand production capacity over the last years (ii) the growth of the segments served by Oxiteno in Brazil, in particular cosmetics, detergents, agrochemicals and coatings, and (iii) the acquisition of the specialty chemicals plant in Uruguay. Oxiteno’s total volume sold increased by 2% in 2013, with the strong growth of specialties partly offset by lower sales of glycols in the second half of 2013, leading to a richer sales mix. Ultracargo’s average storage grew by 13% compared with 2012, driven by the acquisition of a terminal in the port of Itaqui, in August 2012, and by the increased product handling at the Suape, Aratu and Santos terminals, which was enabled by the investments carried out over the last years. Ultragaz’s sales volume reached 1,696 thousand tons in 2013, up 1% over 2012, due to the 3% growth in the bulk segment, as a consequence of investments made to capture new customers, especially in the residential segment and in small- and medium-sized companies.

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Net revenue from sales and services
Ultrapar’s net revenue from sales and services amounted to R$ 60,940 million in 2013, a 13% growth over 2012. In the same comparison, Ipiranga’s net revenue increased by 14%, mainly due to (i) increased sales volume, (ii) the rise in diesel, gasoline and ethanol costs, and (iii) improved sales mix, resulting from investments in the service station network expansion, which enabled a higher share of fuels for light vehicles and diesel sold through the reseller segment (sales in service stations). Oxiteno reported a 12% growth in net revenue, as a result of the 10% weaker Real and the 2% growth of sales volume. Ultracargo’s net revenue totaled R$ 332 million, up 13% over 2012, mainly due to the increased average storage. Ultragaz’s net revenue amounted to R$ 3,982 million in 2013, up 4% over 2012, mainly as a result of increased sales volume in the bulk segment.

Cost of products and services sold
Ultrapar’s cost of products and services sold amounted to R$ 56,165 million in 2013, growth of 13% over 2012. Ipiranga’s cost of products sold increased by 14% over 2012, mainly due to the growth in sales volume and the cost increases by Petrobras (i) in diesel, in January, March and November 2013, and (ii) in gasoline, in January 2013. Oxiteno’s cost of products sold presented a 7% increase over 2012 mainly due to the effect of the 10% weaker Real on variable costs and the 2% growth in sales volume, effects partially offset by a 5% reduction in unit variable costs in dollars. Ultracargo’s cost of services presented a 14% increase over 2012 as a result of increased average storage and increased depreciation, as a consequence of the capacity expansions and the acquisition of the terminal in Itaqui in August 2012. Ultragaz’s cost of products sold increased by 3% over 2012, as a result of increased sales volume, the effects of inflation on costs, and increased requalification of LPG bottles, partially offset by cost reduction initiatives implemented over the year.

Gross profit
Ultrapar reported gross profit of R$ 4,775 million in 2013, a 16% growth over 2012, as a consequence of the growth in the gross profit of all businesses.

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Selling, marketing, general and administrative expenses
Ultrapar’s selling, marketing, general and administrative expenses amounted to R$ 2,769 million in 2013, up 12% over 2012. Ipiranga's selling, marketing, general and administrative expenses presented a 9% increase over 2012, mainly resulting from (i) increased sales volume and increased unit expenses with freight, derived from the rise in diesel costs and inflation (ii) the expansion of the distribution network, and (iii) the effects of inflation on personnel expenses. Oxiteno’s selling, marketing, general and administrative expenses grew by 26% over 2012, due to (i) increased logistics expenses, resulting from the rise in diesel costs and the effect of the weaker Real, (ii) the startup of the company’s operations in Uruguay and in the United States, (iii) an increase in variable compensation, in line with earnings progression, and (iv) the effects of inflation on expenses. Ultracargo’s selling, marketing, general and administrative expenses were up 27% compared to 2012, mainly as a result of the acquisition of the terminal in Itaqui, increased expenses with projects and the effects of inflation on expenses. Ultragaz’s selling, marketing, general and administrative expenses grew by 6% over 2012, mainly due to the effects of inflation on personnel expenses and freight, partially offset by expense reduction initiatives implemented over the year.

Income from disposal of assets
Ultrapar reported in 2013 an income from disposal of assets in the total amount of R$ 40 million, R$ 37 million above that of 2012, mainly due to sale of part of a logistics facility of Ipiranga.

EBITDA
Ultrapar’s consolidated EBITDA reached R$ 2,918 million in 2013, a 21% growth over 2012. Ipiranga reported an EBITDA of R$ 2,030 million in 2013, up 23% from 2012, mainly due to (i) investments in the resellers’ network expansion resulting in increased sales volume in the reseller segment (sales in service stations), (ii) the strategy of constant innovation in services and convenience in the service station, (iii) initiatives for reducing the grey market in the ethanol segment, and (iv) the inventory effects resulting from the evolution of ethanol, diesel and gasoline costs, partially offset by higher expenses, mainly with freight. Oxiteno’s EBITDA totaled R$ 441 million, a growth of 25% over 2012, as a result of (i) the effect of the 10% weaker Real, (ii) a richer sales mix in 2013, with increased share of specialty chemicals, and (iii) the 2% growth in sales volume, partially offset by expenses related to the startup of the company's operations in the United States and in Uruguay. Ultracargo reached an EBITDA of R$ 158 million in 2013, an increase of 10% over 2012, mainly due to the acquisition of the terminal in Itaqui and higher average storage. Ultragaz’s EBITDA amounted to R$ 281 million, 14% higher than that of 2012, mainly due to the costs and expenses reduction initiatives implemented over the year.

Depreciation and amortization
Total depreciation and amortization costs and expenses in 2013 amounted to R$ 779 million, up R$ 86 million or 12% over 2012, due to increased investments and the acquisitions in the port of Itaqui, by Ultracargo, and in Uruguay, by Oxiteno.

Operating profit
Ultrapar presented operating profit of R$ 2,144 million in 2013, up 26% up over 2012, as a result of the growth of operating profit of all businesses.

11

Financial result
Ultrapar reported net financial expenses of R$ 338 million in 2013, R$ 67 million above that of 2012, mainly due to the increased average net debt and effects of the exchange rate over the year.

Net income
Ultrapar’s consolidated net income in 2013 reached R$ 1,229 million, 20% higher than that of 2012, mainly as a result of the growth in EBITDA between the periods.

Indebtedness
Ultrapar closed the fiscal year 2013 with a gross debt of R$ 6,970 million, resulting in a net debt of R$ 3,426 million, an increase of R$ 342 million over 2012, mainly due to investments in expansion and maintenance in all businesses and dividends distributed over the last 12 months. At the end of 2013 the net debt corresponded to 1.2 times EBITDA for the last 12 months, a reduction compared to the ratio of 1.3 times EBITDA at the end of 2012, as a result of the earnings growth in all businesses.

Outlook

Ultrapar should continue to reap the benefits of investments made in expanding its businesses, in addition to the initiatives for differentiation and to establish a closer relationship with customers.

At Ipiranga, strong and consistent investments in expanding the service station network and related logistics infrastructure, focused on the North, Northeast and Midwest regions of Brazil, will continue to leverage the benefits from the growth of the vehicle fleet in Brazil and the reduction of grey market. Additionally, the company will proceed with its differentiation initiatives, based on increasing the offer of products, services and convenience, to further expand the number of increasingly satisfied and loyal consumers.

At Ultragaz, the benefits from recent investments in capturing new customers and the continued focus on managing costs and expenses will contribute to continue its growth.

Oxiteno will keep the focus on innovation, with the development of new products, and will act to maximize the benefits from the ramp up of investments in production capacity expansion in Brazil, in a more favorable exchange rate scenario. Additionally, the company will continue the consolidation of its international expansion plan.

Ultracargo, in turn, will continue to focus on the benefits generated by the expansion of existing terminals and will keep attentive to opportunities from the growing demand for liquid bulk storage in Brazil, which includes evaluating expansions and participating in bidding processes that are expected to take place in 2014.

In 2014, Ultrapar will incorporate the Extrafarma drugstore chain into its activities, focusing on integrating the new business and detailing the accelerated expansion plan, which should be developed more intensively from 2015 onwards.

12

(Convenience Translation into English from the Original Previously Issued in Portuguese)

Ultrapar Participações S.A. Individual and Consolidated Financial Statements for the Year Ended December 31, 2013 and Independent Auditors’ Report on Financial Statements

Ultrapar Participações S.A. and Subsidiaries

Individual and Consolidated Financial Statements for the Years Ended December 31, 2013 and 2012

Table of contents

Independent Auditors’ Report on Financial Statements	3 – 5

Balance sheets	6 – 7

Income statements	8

Statements of comprehensive income	9

Statements of changes in equity	10 – 12

Statements of cash flows - Indirect method	13 – 14

Statements of value added	15

Notes to the financial statements	16 – 112

(Convenience Translation into English from the Original Previously Issued in Portuguese)

INDEPENDENT AUDITORS’ REPORT ON FINANCIAL STATEMENTS

To the Shareholders, Board of Directors and Management of
Ultrapar Participações S.A.
São Paulo - SP

We have audited the accompanying individual and consolidated financial statements of Ultrapar Participações S.A. (the “Company”), identified as Parent and Consolidated, respectively, which comprise the balance sheet as of December 31, 2013 and the statements of income, comprehensive income, changes in equity and cash flows for the year then ended, and a summary of significant accounting policies and other explanatory information.

Management’s responsibility for the financial statements

Company’s Management is responsible for the preparation and fair presentation of the individual financial statements in accordance with accounting practices adopted in Brazil and of the consolidated financial statements in accordance with International Financial Reporting Standards - IFRSs, issued by the International Accounting Standards Board - IASB, and in accordance with accounting practices adopted in Brazil, and for such internal control as Management determines is necessary to enable the preparation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with Brazilian and international standards on auditing. Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company’s preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by Management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion on the individual financial statements

In our opinion, the individual financial statements referred to above present fairly, in all material respects, the financial position of Ultrapar Participações S.A. as of December 31, 2013, its financial performance and its cash flows for the year then ended, in accordance with accounting practices adopted in Brazil.

Opinion on the consolidated financial statements

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Ultrapar Participações S.A. as of December 31, 2013, its consolidated financial performance and its consolidated cash flows for the year then ended, in accordance with IFRSs, as issued by the IASB, and accounting practices adopted in Brazil.

Emphasis of matter

Measurement of investments in subsidiaries, associates and joint ventures

We draw attention to note 2 to the financial statements, which states that the individual financial statements have been prepared in accordance with accounting practices adopted in Brazil. In the case of Ultrapar Participações S.A., these accounting practices differ from the IFRSs, applicable to separate financial statements, only with respect to the measurement of investments in subsidiaries, associates and joint ventures by the equity method of accounting, which, for purposes of IFRSs, would be measured at cost or fair value. Our opinion is not qualified in respect of this matter.

Restatement of corresponding figures

We draw attention to note 2.w) to the financial statements, which states that, due to the changes in the accounting policy for joint ventures and for employee benefits, the individual and consolidated corresponding figures relating to the prior year, presented as comparative information, have been adjusted and are restated as required by technical pronouncement CPC 23 and international standard IAS 8 - Accounting Policies, Changes in Accounting Estimates and Errors and technical pronouncement CPC 26 (R1) and international standard IAS 1 (Revised 2007) - Presentation of Financial Statements. Our opinion is not qualified in respect of this matter.

Other matters

Statements of value added

We have also audited the individual and consolidated statements of value added (“DVA”) for the year ended December 31, 2013, prepared under the responsibility of the Company’s Management, the presentation of which is required by Brazilian corporate law for publicly-traded companies, and as supplemental information for IFRS, that do not require the presentation of DVA. These statements were subject to the same auditing procedures described above and, in our opinion, are fairly presented, in all material respects, in relation to the financial statements taken as a whole.

Audit of corresponding figures of the balance sheet as of January 1st, 2012

The corresponding figures of the balance sheet as of January 1st, 2012, presented for comparison purposes and restated due to the matters described in note 2.w) to the financial statements, were previously audited by other independent auditors, whose report, without qualification, was issued and dated on February 19, 2014.

The accompanying financial statements have been translated into English for the convenience of readers outside Brazil.

São Paulo, February 19, 2014

DELOITTE TOUCHE TOHMATSU	Edimar Facco
Auditores Independentes	Engagement Partner

Ultrapar Participações S.A. and Subsidiaries

Balance sheets

as of December 31, 2013, December 31, 2012 and January 1, 2012

(In thousands of Brazilian Reais)
		Parent			Consolidated
Assets	Note	12/31/2013	12/31/2012	01/01/2012	12/31/2013	12/31/2012	01/01/2012

Current assets
Cash and cash equivalents	4	110,278	76,981	178,672	2,276,069	2,021,114	1,765,506
Financial investments	4	264	216	52,902	1,149,132	961,184	819,344
Trade receivables, net	5	-	-	-	2,321,537	2,306,521	2,023,405
Inventories, net	6	-	-	-	1,592,513	1,290,694	1,303,495
Recoverable taxes, net	7	27,067	63,266	48,706	479,975	477,959	466,518
Dividends receivable		296,918	57,014	73,526	177	1,292	-
Other receivables		1,349	314	1,971	19,361	20,463	20,248
Prepaid expenses, net	10	1,907	-	-	65,177	53,811	39,913
Total current assets		437,783	197,791	355,777	7,903,941	7,133,038	6,438,429

Non-current assets
Financial investments	4	-	-	-	118,499	149,530	74,437
Trade receivables, net	5	-	-	-	124,478	137,359	117,716
Related parties	8.a	772,194	781,312	779,531	10,858	10,858	10,144
Deferred income and social contribution taxes	9.a	395	43	690	376,132	469,331	510,965
Recoverable taxes, net	7	21,464	25,999	39,906	37,365	49,070	81,395
Escrow deposits	23	148	232	232	614,912	533,729	469,185
Other receivables		-	-	-	6,634	10,978	1,312
Prepaid expenses, net	10	-	-	-	97,805	79,652	67,869
		794,201	807,586	820,359	1,386,683	1,440,507	1,333,023

Investments
In subsidiaries	11.a	6,112,193	5,773,288	5,261,656	-	-	-
In joint-ventures	11.a;11.b	22,751	19,759	18,904	44,386	28,209	120,803
In associates	11.c	-	-	-	11,741	12,670	12,626
Other		-	-	-	2,814	2,814	2,764
Property, plant and equipment, net	12;14.i	-	-	-	4,860,225	4,667,020	4,250,924
Intangible assets, net	13	246,163	246,163	246,163	2,168,755	1,965,296	1,539,132
		6,381,107	6,039,210	5,526,723	7,087,921	6,676,009	5,926,249

Total non-current assets		7,175,308	6,846,796	6,347,082	8,474,604	8,116,516	7,259,272

Total assets		7,613,091	7,044,587	6,702,859	16,378,545	15,249,554	13,697,701

The accompanying notes are an integral part of these financial statements.

Ultrapar Participações S.A. and Subsidiaries

Balance sheets

as of December 31, 2013, December 31, 2012 and January 1, 2012

(In thousands of Brazilian Reais)
		Parent			Consolidated
Liabilities	Note	12/31/2013	12/31/2012	01/01/2012	12/31/2013	12/31/2012	01/01/2012

Current liabilities
Loans	14	-	-	-	1,767,824	1,573,031	1,300,284
Debentures	14.g	53,287	50,412	1,002,451	60,377	52,950	1,002,451
Finance leases	14.i	-	-	-	1,788	1,974	2,222
Trade payables	15	1,133	177	54	968,950	1,297,735	1,066,786
Salaries and related charges	16	141	138	128	297,654	252,526	267,220
Taxes payable	17	24	3,059	2,361	116,322	107,673	109,208
Dividends payable	20.g	237,938	213,992	156,076	242,207	222,351	163,791
Income and social contribution taxes payable		559	-	-	113,922	75,235	36,151
Post-employment benefits	24.b	-	-	-	11,922	10,035	11,718
Provision for assets retirement obligation	18	-	-	-	3,449	3,719	7,251
Provision for tax, civil and labor risks	23.a	-	-	-	69,306	49,514	40,986
Other payables		320	214	214	93,040	56,453	55,368
Deferred revenue	19	-	-	-	17,731	18,054	19,731
Total current liabilities		293,402	267,992	1,161,284	3,764,492	3,721,250	4,083,167

Non-current liabilities
Loans	14	-	-	-	3,697,999	3,151,689	3,195,706
Debentures	14.g	799,197	795,479	-	1,399,035	1,395,269	-
Finance leases	14.i	-	-	-	42,603	40,939	41,431
Related parties	8.a	-	-	-	3,872	3,872	3,971
Deferred income and social contribution taxes	9.a	-	-	-	101,499	84,924	37,438
Provision for tax, civil and labor risks	23.a	531	519	1,047	569,714	550,963	512,215
Post-employment benefits	24.b	-	-	-	99,374	118,460	97,478
Provision for assets retirement obligation	18	-	-	-	66,212	66,692	60,253
Other payables		-	-	-	77,725	99,565	90,625
Deferred revenue	19	-	-	-	9,134	9,853	8,724
Total non-current liabilities		799,728	795,998	1,047	6,067,167	5,522,226	4,047,841

Shareholders’ equity
Share capital	20.a	3,696,773	3,696,773	3,696,773	3,696,773	3,696,773	3,696,773
Capital reserve	20.c	20,246	20,246	9,780	20,246	20,246	9,780
Revaluation reserve	20.d	6,107	6,713	7,075	6,107	6,713	7,075
Profit reserves	20.e	2,706,632	2,224,549	1,831,757	2,706,632	2,224,549	1,831,757
Treasury shares	20.b	(114,885)	(114,885)	(118,234)	(114,885)	(114,885)	(118,234)
Additional dividends to the minimum mandatory dividends	20.g	161,584	147,195	122,239	161,584	147,195	122,239
Valuation adjustments	2.c;2.o; 20.f	5,428	(12,615)	(4,436)	5,428	(12,615)	(4,436)
Cumulative translation adjustments	2.r;20.f	38,076	12,621	(4,426)	38,076	12,621	(4,426)
Shareholders’ equity attributable to:
Shareholders of the Company		6,519,961	5,980,597	5,540,528	6,519,961	5,980,597	5,540,528
Non-controlling interests in subsidiaries		-	-	-	26,925	25,481	26,165
Total shareholders’ equity		6,519,961	5,980,597	5,540,528	6,546,886	6,006,078	5,566,693
Total liabilities and shareholders’ equity		7,613,091	7,044,587	6,702,859	16,378,545	15,249,554	13,697,701

The accompanying notes are an integral part of these financial statements.

Ultrapar Participações S.A. and Subsidiaries

Income statements

For the years ended December 31, 2013 and 2012

(In thousands of Brazilian Reais, except earnings per share)

		Parent		Consolidated
	Note	2013	2012	2013	2012
Net revenue from sales and services	25	-	-	60,940,246	53,868,926
Cost of products and services sold	26	-	-	(56,165,382)	(49,768,137)

Gross profit		-	-	4,774,864	4,100,789

Operating income (expenses)
Selling and marketing	26	-	-	(1,756,376)	(1,579,589)
General and administrative	26	(1,163)	(879)	(1,012,316)	(891,100)
Income from disposal of assets	28	5	-	40,280	3,656
Other operating income, net	27	1,254	852	97,581	74,134

Operating income before financial income (expenses) and share of profit of subsidiaries and joint ventures		96	(27)	2,144,033	1,707,890
Financial income	29	120,245	109,211	240,562	208,155
Financial expenses	29	(86,296)	(94,672)	(578,167)	(478,478)
Share of profit of subsidiaries, joint ventures and associates	11	1,262,503	1,032,119	(4,993)	10,480

Income before income and social contribution taxes		1,296,548	1,046,631	1,801,435	1,448,047

Income and social contribution taxes
Current	9.b	(71,757)	(26,071)	(534,481)	(356,330)
Deferred	9.b	352	(647)	(90,996)	(108,384)
Tax incentives	9.b;9.c	-	-	52,755	43,442
		(71,405)	(26,718)	(572,722)	(421,272)

Net income for the year		1,225,143	1,019,913	1,228,713	1,026,775

Net income for the year attributable to:
Shareholders of the Company		1,225,143	1,019,913	1,225,143	1,019,913
Non-controlling interests in subsidiaries		-	-	3,570	6,862

Earnings per share (based on weighted average of shares outstanding) – R$
Basic	30	2.2938	1.9100	2.2938	1.9100
Diluted	30	2.2840	1.9022	2.2840	1.9022

The accompanying notes are an integral part of these financial statements.

Ultrapar Participações S.A. and Subsidiaries

Statements of comprehensive income

For the years ended December 31, 2013 and 2012

(In thousands of Brazilian Reais)

		Parent		Consolidated
	Note	2013	2012	2013	2012

Net income for the year attributable to shareholders of the Company		1,225,143	1,019,913	1,225,143	1,019,913
Net income for the year attributable to non-controlling interests in subsidiaries		-	-	3,570	6,862

Net income for the year		1,225,143	1,019,913	1,228,713	1,026,775

Items that are subsequently reclassified to profit or loss:
Valuation adjustments	2.c;20.f	(18)	(170)	(18)	(170)
Cumulative translation adjustments	2.r;20.f	25,455	17,047	25,455	17,047

Items that are not subsequently reclassified to profit or loss:
Actuarial gains (losses) of post-employment benefits	2.o;20.f	18,061	(8,009)	18,063	(8,026)

Total comprehensive income for the year		1,268,641	1,028,781	1,272,213	1,035,626
Total comprehensive income for the year attributable to shareholders of the Company		1,268,641	1,028,781	1,268,641	1,028,781
Total comprehensive income for the year attributable to non-controlling interest in subsidiaries		-	-	3,572	6,845

The accompanying notes are an integral part of these financial statements.

Ultrapar Participações S.A. and Subsidiaries
Statements of changes in equity
For the years ended December 31, 2013 and 2012
(In thousands of Brazilian Reais, except dividends per share)

						Profit reserve			Other comprehensive income					Shareholders’ equity attributable to:
	Note	Share capital	Capital reserve	Revaluation reserve		Legal reserve	Investments statutory reserve	Retention of profits	Valuation adjustments	Cumulative translation adjustments	Retained earnings	Treasury shares	Additional dividends to the minimum mandatory dividends	Shareholders of the Company	Non-controlling interests in subsidiaries		Consolidated shareholders’ equity

Balance as of December 31, 2011		3,696,773	9,780	7,075		223,292	281,309	1,333,066	193	(4,426)	-	(118,234)	122,239	5,551,067	26,169		5,577,236
Adoption of IAS 19 (CPC 33(R2)) - Employee benefits	2.w	-	-	-		-	-	-	(4,629)	-	(5,910)	-	-	(10,539)	(4)		(10,543)
Transfer of adoption of IAS 19 (CPC 33(R2)) - Employee benefits effects		-	-	-		-	(5,910)	-	-	-	5,910	-	-	-	-		-
Balance as of January 1, 2012		3,696,773	9,780	7,075		223,292	275,399	1,333,066	(4,436)	(4,426)	-	(118,234)	122,239	5,540,528	26,165		5,566,693

Net income for the year		-	-	-		-	-	-	-	-	1,019,913	-	-	1,019,913	6,862		1,026,775
Other comprehensive income:
Valuation adjustments for financial instruments	2.c; 20.f	-	-	-		-	-	-	(170)	-	-	-	-	(170)	-		(170)
Actuarial loss of post-employment benefits, net	2.o; 20.f	-	-		-	-	-	-	(8,009)	-	-	-	-	(8,009)	(17)		(8,026)
Currency translation of foreign subsidiaries	2.r; 20.f	-	-	-		-	-	-	-	17,047	-	-	-	17,047	-		17,047
Total comprehensive income for the year		-	-	-		-	-	-	(8,179)	17,047	1,019,913	-	-	1,028,781	6,845		1,035,626

Sale of treasury shares		-	10,466	-		-	-	-	-	-	-	3,349	-	13,815	-		13,815
Realization of revaluation reserve	20.d	-	-	(362)		-	-	-	-	-	362	-	-	-		-	-
Income and social contribution taxes on realization of revaluation reserve of subsidiaries	20.d	-	-	-		-	-	-	-	-	(59)	-	-	(59)	-		(59)
Transfer to investments reserve		-	-	-		-	303	-	-	-	(303)	-	-	-	-		-
Approval of additional dividends by the Shareholders’ Meeting	20.g	-	-	-		-	-	-	-	-	-	-	(122,239)	(122,239)	-		(122,239)
Additional dividends attributable to non-controlling interests		-	-	-		-	-	-	-	-	-	-	-	-	(2,640)		(2,640)
Reduction of shares of minority interests in subsidiaries		-	-	-		-	-	-	-	-	-	-	-	-	(2,896)		(2,896)
Interim dividends of non-controlling interests		-	-	-		-	-	-	-	-	-	-	-	-	(155)		(155)
Proposed dividends of non-controlling interests		-	-	-		-	-	-	-	-	-	-	-	-	(1,838)		(1,838)

					Profit reserve			Other comprehensive income					Shareholders’ equity attributable to:
	Note	Share capital	Capital reserve	Revaluation reserve	Legal reserve	Investments statutory reserve	Retention of profits	Valuation adjustments	Cumulative translation adjustments	Retained earnings	Treasury shares	Additional dividends to the minimum mandatory dividends	Shareholders of the Company	Non-controlling interests in subsidiaries	Consolidated shareholders’ equity

Allocation of net income:
Legal reserve	20.e; 20.g	-	-	-	50,500	-	-	-	-	(50,500)	-	-	-	-	-
Interim dividends (R$ 0.51 per share of the Company)	20.g	-	-	-	-	-	-	-	-	(273,392)	-	-	(273,392)	-	(273,392)
Proposed dividends (R$ 0.66 per share of the Company)	20. 20.g	-	-	-	-	-	-	-	-	(354,032)	-	147,195	(206,837)	-	(206,837)
Retention of profits	20.e; 20.g	-	-	-	-	333,035	-	-	-	(333,035)	-	-	-	-	-
Transfer of adoption of IAS 19 (CPC 33(R2)) - Employee benefits effects		-	-	-	-	8,904	-	-	-	(8,904)	-	-	-	-	-

Balance as of December 31, 2012		3,696,773	20,246	6,713	273,842	617,641	1,333,066	(12,615)	12,621	-	(114,885)	147,195	5,980,597	25,481	6,006,078

Net income for the year		-	-	-	-	-	-	-	-	1,225,143	-	-	1,225,143	3,570	1,228,713
Other comprehensive income:
Valuation adjustments for financial instruments	2.c; 20.f	-	-	-	-	-	-	(18)	-	-	-	-	(18)	-	(18)
Actuarial gains of post-employment benefits, net	2.o; 20.f	-	-	-	-	-	-	18,061	-	-	-	-	18,061	2	18,063
Currency translation of foreign subsidiaries	2.r; 20.f	-	-	-	-	-	-	-	25,455	-	-	-	25,455	-	25,455
Total comprehensive income for the year		-	-	-	-	-	-	18,043	25,455	1,225,143	-	-	1,268,641	3,572	1,272,213

Realization of revaluation reserve	20.d	-	-	(606)	-	-	-	-	-	606	-	-	-	-	-
Income and social contribution taxes on realization of revaluation reserve of subsidiaries	20.d	-	-	-	-	-	-	-	-	(139)	-	-	(139)	-	(139)
Transfer to investments reserve		-	-	-	-	467	-	-	-	(467)	-	-	-	-	-
Approval of additional dividends by the Shareholders’ Meeting	20.g	-	-	-	-	-	-	-	-	-	-	(147,195)	(147,195)	-	(147,195)

					Profit reserve			Other comprehensive income					Shareholders’ equity attributable to:
	Note	Share capital	Capital reserve	Revaluation reserve	Legal reserve	Investments statutory reserve	Retention of profits	Valuation adjustments	Cumulative translation adjustments	Retained earnings	Treasury shares	Additional dividends to the minimum mandatory dividends	Shareholders of the Company	Non-controlling interests in subsidiaries	Consolidated shareholders’ equity

Additional dividends attributable to non-controlling interests		-	-	-	-	-	-	-	-	-	-	-	-	(4,295)	(4,295)
Prescribed dividends of non-controlling interests		-	-	-	-	-	-	-	-	-	-	-	-	4,097	4,097
Proposed dividends of non-controlling interests		-	-	-	-	-	-	-	-	-	-	-	-	(1,930)	(1,930)
Allocation of net income:
Legal reserve	20.e;20.g	-	-	-	61,257	-	-	-	-	(61,257)	-	-	-	-	-
Interim dividends (R$ 0.66 per share of the Company)	20.g	-	-	-	-	-	-	-	-	(354,032)	-	-	(354,032)	-	(354,032)
Proposed dividends (R$ 0.71 per share of the Company)	20.g	-	-	-	-	-	-	-	-	(389,495)	-	161,584	(227,911)	-	(227,911)
Retention of profits	20.e ; 20.g	-	-	-	-	420,359	-	-	-	(420,359)	-	-	-	-	-

Balance as of December 31, 2013		3,696,773	20,246	6,107	335,099	1,038,467	1,333,066	5,428	38,076	-	(114,885)	161,584	6,519,961	26,925	6,546,886

The accompanying notes are an integral part of these financial statements.

Ultrapar Participações S.A. and Subsidiaries

Statements of cash flows - Indirect method

For the years ended December 31, 2013 and 2012

(In thousands of Brazilian Reais)

		Parent		Consolidated
	Note	2013	2012	2013	2012
Cash flows from operating activities
Net income for the year		1,225,143	1,019,913	1,228,713	1,026,775
Adjustments to reconcile net income to cash provided by operating activities
Share of profit of subsidiaries, joint ventures and associates	11	(1,262,503)	(1,032,119)	4,993	(10,480)
Depreciation and amortization	12;13	-	-	778,937	693,079
PIS and COFINS credits on depreciation	12;13	-	-	12,368	11,558
Assets retirement expenses	18	-	-	(5,435)	(2,477)
Interest, monetary and exchange variations		(2,852)	14,115	612,095	615,499
Deferred income and social contribution taxes	9.b	(352)	647	90,996	108,384
Income from disposal of assets	28	(5)	-	(40,280)	(3,656)
Others		-	-	(172)	418

Dividends received from subsidiaries		374,061	694,953	4,319	10,789

(Increase) decrease in current assets
Trade receivables	5	-	-	(8,357)	(247,845)
Inventories	6	-	-	(298,930)	48,503
Recoverable taxes	7	36,199	(14,560)	(2,016)	(4,540)
Other receivables		(1,035)	1,657	1,102	1,319
Prepaid expenses	10	(1,907)	-	(11,366)	(10,618)

Increase (decrease) in current liabilities
Trade payables	15	956	123	(328,785)	198,312
Salaries and related charges	16	3	10	45,128	(18,426)
Taxes payable	17	(3,035)	698	8,649	(2,469)
Income and social contribution taxes		939	-	350,813	208,153
Post-employment benefits	24.b	-	-	1,887	(1,683)
Provision for tax, civil and labor risks	23.a	-	-	19,792	8,528
Other payables		106	-	36,587	(219)
Deferred revenue	19	-	-	(323)	(1,677)

(Increase) decrease in non-current assets
Trade receivables	5	-	-	13,031	(19,644)
Recoverable taxes	7	4,535	13,907	11,705	32,326
Escrow deposits		84	-	(81,183)	(64,544)
Other receivables		-	-	2,221	(9,665)
Prepaid expenses	10	-	-	(18,153)	1,523

Increase (decrease) in non-current liabilities
Post-employment benefits	24.b	-	-	8,283	8,823
Provision for tax, civil and labor risks	23.a	12	(528)	18,751	38,614
Other payables		-	-	(21,839)	(3,060)
Deferred revenue	19	-	-	(719)	1,129

Income and social contribution taxes paid		(380)	-	(312,126)	(169,069)

Net cash provided by operating activities		369,969	698,816	2,120,686	2,443,660

The accompanying notes are an integral part of these financial statements.

Ultrapar Participações S.A. and Subsidiaries Statements of cash flows - Indirect method For the years ended December 31, 2013 and 2012 (In thousands of Brazilian Reais)

		Parent		Consolidated
Cash flows from investing activities	Note	2013	2012	2013	2012
Financial investments, net of redemptions		(48)	52,686	(156,917)	(216,907)
Acquisition of subsidiaries, net	3.a ;3.b	-	-	(6,033)	(168,668)
Cash and cash equivalents of acquired subsidiaries		-	-	-	8,915
Financial investments of acquired subsidiaries		-	-	-	3,426
Acquisition of property, plant and equipment	12	-	-	(661,215)	(754,010)
Acquition of intangible assets	13	-	-	(542,936)	(594,770)
Capital increase in subsidiares	11.a	(350,000)	(150,000)	-	-
Capital increase in joint ventures	11.b	-	-	(24,945)	(4,055)
Capital reduction in associates	11.c	-	-	1,500	-
Capital reduction to subsidiaries	11.a	700,000	-	-	-
Cash of joint-ventures merged	11.b	-	-	-	95,004
Proceeds from disposal of assets	27	5	-	102,646	66,065

Net cash provided by (used in) investing activities		349,957	(97,314)	(1,287,900)	(1,565,000)

Cash flows from financing activities
Loans and debentures
Borrowings	14	-	793,485	1,446,024	2,753,781
Repayments	14	-	(1,000,000)	(760,626)	(2,437,803)
Interest paid	14	(66,665)	(44,136)	(548,497)	(331,792)
Payment of financial lease	14.i	-	-	(4,348)	(4,611)
Dividends paid		(705,192)	(544,553)	(711,410)	(548,541)
Payment of loan with Noble Brasil	3.b	-	-	-	(49,982)
Reduction of minority interests in subsidiaries		-	-	-	(2,896)
Sale of treasury shares		-	13,815	-	-
Related parties		85,228	78,196	-	(813)

Net cash used in financing activities		(686,629)	(703,193)	(578,857)	(622,657)

Effect of exchange rate changes on cash and cash equivalents in foreign currency		-	-	1,026	(395)

Increase (decrease) in cash and cash equivalents		33,297	(101,691)	254,955	255,608

Cash and cash equivalents at the beginning of the year	4	76,981	178,672	2,021,114	1,765,506

Cash and cash equivalents at the end of the year	4	110,278	76,981	2,276,069	2,021,114

Additional information:
Loan of acquired subsidiaries	3.a; 3.b	-	-	-	136.256

The accompanying notes are an integral part of these financial statements.

Ultrapar Participações S.A. and Subsidiaries

Statements of value added

For the years ended December 31, 2013 and 2012

(In thousands of Brazilian Reais, except percentages)

		Parent					Consolidated
	Note	2013	%	2012		%	2013	%	2012	%
Revenue
Gross revenue from sales and services, except rents and royalties	25	-		-			62,516,481		55,363,302
Rebates, discounts and returns	25	-		-			(267,714)		(261,085)
Allowance for doubtful accounts - Reversal (allowance)		-		-			(8,758)		(1,765)
Income from disposal of assets	28	5		-			40,280		3,656
		5		-			62,280,289		55,104,108

Materials purchased from third parties
Raw materials used		-		-			(2,931,335)		(2,764,818)
Cost of goods, products and services sold		-		-			(53,018,066)		(46,809,490)
Third-party materials, energy, services and others		(6,022)		(4,521)			(1,608,325)		(1,472,006)
Reversal of impairment losses		10,899		9,244			14,184		2,233
		4,877		4,723			(57,543,542)		(51,044,081)

Gross value added		4,882		4,723			4,736,747		4,060,027

Deductions
Depreciation and amortization		-		-			(778,937)		(693,079)
PIS and COFINS credits on depreciation		-			-		(12,368)		(11,558)
		-		-			(791,305)		(704,637)

Net value added by the Company		4,882		4,723			3,945,442		3,355,390

Value added received in transfer
Share of profit of subsidiaries, joint-ventures and associates	11	1,262,503		1,032,119			(4,993)		10,480
Dividends and interest on equity at cost		22		27			-		-
Rents and royalties	25	-		-			84,552		71,559
Financial income	29	120,245		109,211			240,562		208,155
		1,382,770		1,141,357			320,121		290,194

Total value added available for distribution		1,387,652		1,146,080			4,265,563		3,645,584

Distribution of value added
Labor and benefits		4,064	-	4,016		-	1,220,388	29	1,069,559	29
Taxes, fees and contributions		84,832	6	27,687		2	1,185,211	28	1,004,142	28
Financial expenses and rents		73,613	5	94,464		8	631,251	15	545,108	15
Dividends paid		743,527	54	627,424		56	745,457	17	629,417	17
Retained earnings		481,616	35	392,489		34	483,256	11	397,358	11
Value added distributed		1,387,652	100	1,146,080		100	4,265,563	100	3,645,584	100

The accompanying notes are an integral part of these financial statements.

Ultrapar Participações S.A. and Subsidiaries

Notes to the financial statements

(In thousands of Brazilian Reais, unless otherwise stated)

1.	Operations

Ultrapar Participações S.A. (“Ultrapar” or “Company”), is a publicly-traded company headquartered at the Brigadeiro Luis Antônio Avenue, 1343 in the city of Săo Paulo – SP, Brazil.

The Company engages in the investment of its own capital in services, commercial and industrial activities, by the subscription or acquisition of shares of other companies. Through its subsidiaries, it operates in the segments of liquefied petroleum gas - LPG distribution (“Ultragaz”), fuel distribution and related businesses (“Ipiranga”), production and marketing of chemicals (“Oxiteno”), and storage services for liquid bulk (“Ultracargo”). The Company also operates in oil refining through its joint-venture in Refinaria de Petróleo Riograndense S.A. (“RPR”).

On September 30, 2013, in order to operate in the retail and wholesale pharmacy segment, Ultrapar signed an association agreement with Imifarma Produtos Farmacêuticos e Cosméticos S.A. (“Extrafarma”), which operates a drugstore chain in Brazil through the brand Extrafarma. The closing of the transaction occurred on January 31, 2014 (see Note 31 – Subsequent events). For further details see Material Notice released on September 30, 2013, Material Notice released on December 19, 2013 and Market Announcement released on January 31, 2014.

2.	Summary of significant accounting policies

The Company’s consolidated financial statements are presented in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and in accordance with accounting practices adopted in Brazil (“BR GAAP”).

The Company’s individual financial statements are presented in accordance with BR GAAP. The investments in subsidiaries, associates and joint ventures are measured by the equity method of accounting, which, for purposes of IFRS, would be measured at cost or fair value.

The accounting practices adopted in Brazil comprise the Brazilian Corporate Law and the Pronouncements, Guidelines and Interpretations issued by the Accounting Pronouncements Committee (“CPC”) and approved by the Federal Accounting Council (“CFC”) and the Brazilian Securities and Exchange Commission (“CVM”).

The presentation currency of the Company’s individual and consolidated financial statements is the Brazilian Real (“R$”), which is the Company’s functional currency.

The accounting policies described below were applied by the Company and its subsidiaries in a consistent manner for all periods presented in these individual and consolidated financial statements.

a.	Recognition of income

Revenue is measured at the fair value of the consideration received or receivable, net of sales returns, discounts and other deductions, if applicable.

Revenue and cost of sales are recognized when all risks and benefits associated with the products are transferred to the purchaser. Revenue from services provided and their costs are recognized when the services are provided. Costs of products and services sold provided include goods (mainly fuels/lubricants and LPG), raw materials (chemicals and petrochemicals) and production, distribution, storage and filling costs.

b.	Cash and cash equivalents

Include cash, banks deposits and short-term highly-liquid investments that are readily convertible into a known amount of cash and are subject to an insignificant risk of change in value. See Note 4 for further details on cash and cash equivalents of the Company and its subsidiaries.

Ultrapar Participações S.A. and Subsidiaries

Notes to the financial statements

(In thousands of Brazilian Reais, unless otherwise stated)

c.	Financial instruments

In accordance with International Accounting Standards (“IAS”) 32, IAS 39 and IFRS 7 (CPC 38, 39 and 40 (R1)), the financial instruments of the Company and its subsidiaries are classified in accordance with the following categories:

•
Measured at fair value through profit or loss: financial assets and liabilities held for trading, that is, acquired or incurred principally for the purpose of selling or repurchasing in the near term, and derivatives. The balances are stated at fair value. The interest earned, the exchange variation and changes in fair value are recognized in profit or loss.

•
Held to maturity: non-derivative financial assets with fixed or determinable payments, and fixed maturities for which the entity has the positive intention and ability to hold to maturity. The interest earned and the foreign currency exchange variation are recognized in profit or loss, and balances are stated at acquisition cost plus the interest earned, using the effective interest rate method.

•
Available for sale: non-derivative financial assets that are designated as available for sale or that are not classified into other categories at initial recognition. The balances are stated at fair value and the interest earned and the foreign currency exchange variation are recognized in profit or loss. Differences between fair value and acquisition cost plus the interest earned are recognized in other comprehensive income in the shareholders’ equity. Accumulated gains and losses recognized in the shareholders’ equity are reclassified to profit or loss in case of prepayment.

•
Loans and receivables: non-derivative financial assets with fixed or determinable payments or receipts, not quoted in an active market, except: (i) those which the entity intends to sell immediately or in the near term and which the entity classified as measured at fair value through profit or loss; (ii) those classified as available for sale; or (iii) those for which the Company may not recover substantially all of its initial investment for reasons other than credit deterioration. The interest earned and the foreign currency exchange variation are recognized in profit or loss. The balances are stated at acquisition cost plus the interests, using the effective interest rate method. Loans and receivables include cash and banks, trade receivables, dividends receivable and other trade receivables.

The Company and its subsidiaries use derivative financial instruments for hedging purposes, applying the concepts described below:

•	Fair value hedge: derivative financial instrument used to hedge exposure to changes in the fair value of an item, attributable to a particular risk, which can affect the entity’s profit or loss.

•
Hedge accounting - fair value hedge: in the initial designation of the fair value hedge, the relationship between the hedging instrument and the hedged item is documented, including the objectives of risk management, the strategy in conducting the transaction and the methods to be used to evaluate its effectiveness. Once the fair value hedge has been qualified as effective, the hedge item is also measured at fair value. Gains and losses from hedge instruments and hedge items are recognized in profit or loss. The hedge accounting must be discontinued when the hedge becomes ineffective.

•
Hedge accounting - hedge of net investments in foreign operation: derivative financial instrument used to hedge exposure on net investments in foreign subsidiaries due to the fact that the local functional currency is different from the functional currency of the Company. The portion of the gain or loss on the hedging instrument that is determined to be effective is recognized directly in equity in accumulated other comprehensive income, while the ineffective portion is recognized in profit or loss. The gain or loss on the hedging instrument that has been recognized directly in accumulated other comprehensive income shall be recognized in income upon disposal of the foreign operation.

For further detail on financial instruments of the Company and its subsidiaries, see Notes 4, 14, and 22.

Ultrapar Participações S.A. and Subsidiaries

Notes to the financial statements

(In thousands of Brazilian Reais, unless otherwise stated)

d.	Trade receivables

Trade receivables are recognized at the amount invoiced, adjusted to present value if applicable, including all direct taxes attributable to the Company and its subsidiaries. An allowance for doubtful accounts is recorded based on estimated losses and is set at an amount deemed by management to be sufficient to cover any probable loss on realization of trade receivables (see Note 22 - Customer credit risk).

e.	Inventories

Inventories are stated at the lower of acquisition cost or net realizable value. The cost value of inventory is measured using the weighted average cost and includes the costs of acquisition and processing directly related to the units produced based on the normal capacity of production. Estimates of net realizable value are based on the average selling prices at the end of the reporting period, net of applicable direct selling expenses. Subsequent events related to the fluctuation of prices and costs are also considered, if relevant. If net realizable values are below inventory costs, a provision corresponding to this difference is recognized. Provisions are also made for obsolescence of products, materials or supplies that (i) do not meet the Company and its subsidiaries’ specifications, (ii) have exceeded their expiration date or (iii) are considered slow-moving inventory. This classification is made by management with the support of its industrial team.

f.	Investments

Investments in subsidiaries are accounted for under the equity method of accounting in the individual financial statements of the parent company.

Investments in associates in which management has a significant influence or in which it holds 20% or more of the voting stock, or that are under joint control are also accounted for under the equity method of accounting in the individual and consolidated financial statements (see Note 11).

Other investments are stated at acquisition cost less provision for losses, unless the loss is considered temporary.

g.	Property, plant and equipment

Property, plant and equipment is recognized at acquisition or construction cost, including financial charges incurred on property, plant and equipment under construction, as well as maintenance costs resulting from scheduled plant outages and estimated costs to remove, to decommission or to restore assets (see Note 18).

Depreciation is calculated using the straight-line method, for the periods mentioned in Note 12, taking into account the useful life of the assets, which are reviewed annually.

Leasehold improvements are depreciated over the shorter of the lease contract term and useful life of the property.

Ultrapar Participações S.A. and Subsidiaries

Notes to the financial statements

(In thousands of Brazilian Reais, unless otherwise stated)

h.	Leases

• Finance leases

Certain lease contracts transfer substantially all the risks and benefits associated with the ownership of an asset to the Company and its subsidiaries. These contracts are characterized as finance leases, and assets thereunder are capitalized at lease commencement at their fair value or, if lower, present value of the minimum lease payments under the contracts. The items recognized as assets are depreciated and amortized using the straight-line method based on the useful lives applicable to each group of assets as mentioned in Notes 12 and 13. Financial charges under the finance lease contracts are allocated to profit or loss over the lease contract term, based on the amortized cost and the effective interest rate method of the related lease obligation (see Note 14.i).

• Operating leases

There are lease transactions where the risks and benefits associated with the ownership of the asset are not transferred and where there is no purchase option or the purchase option at the end of the contract is equivalent to the market value of the leased asset. Payments made under an operating lease contract are recognized as cost or expenses in the income statement on a straight-line basis over the term of the lease contract (see Note 23.g).

i.	Intangible assets
Intangible assets include assets acquired by the Company and its subsidiaries from third parties, according to the criteria below (see Note 13):

•
Goodwill is carried net of accumulated amortization as of December 31, 2008, when it ceased to be amortized. Goodwill generated since January 1, 2009 is shown as intangible asset corresponding to the positive difference between the amount paid or payable to the seller and the fair value of the identified assets and liabilities assumed of the acquired entity, and is tested annually for impairment. Goodwill is allocated to the respective cash generating units (“CGU”) for impairment testing purposes.

•
Bonus disbursements as provided in Ipiranga’s agreements with reseller service stations and major consumers are recognized as distribution rights when paid and amortized using the straight-line method according to the term of the agreement.

•
Other intangible assets acquired from third parties, such as software, technology and commercial property rights, are measured at the total acquisition cost and amortized using straight-line method, for the periods mentioned in Note 13, taking into account their useful life, which is reviewed annually.

The Company and its subsidiaries have not recognized intangible assets that were created internally. The Company and its subsidiaries have not recognized intangible assets that have an indefinite useful life, except for goodwill and the “am/pm” brand.

Ultrapar Participações S.A. and Subsidiaries

Notes to the financial statements

(In thousands of Brazilian Reais, unless otherwise stated)

j.	Other assets

Other assets are stated at the lower of cost and realizable value, including, if applicable, interest earned, monetary changes and changes in exchange rates incurred or less a provision for loss and, if applicable, adjustment to present value (see Note 2.u).

k.	Financial liabilities

The Company and its subsidiaries’ financial liabilities include trade payables and other payables, loans, debentures and hedging instruments. Financial liabilities are classified as “financial liabilities at fair value through profit or loss” or “financial liabilities at amortized cost”. The financial liabilities at fair value through profit or loss refer to derivative financial instruments and financial liabilities designated as hedged items in a fair value hedge relationship upon initial recognition (see Note 2.c – fair value hedge). The financial liabilities at amortized cost are stated at the initial transaction amount plus related charges and transaction costs, net of amortization. The charges are recognized in profit or loss using the effective interest rate method (see Note 14.j).

Transaction costs incurred and directly attributable to the activities necessary for contracting loans or for issuing bonds, as well as premiums and discounts upon issuance of debentures and other debt or equity instruments, are allocated to the instrument and amortized to profit or loss over its term, using the effective interest rate method.

l.	Income and social contribution taxes on income

Current and deferred income tax (“IRPJ”) and social contribution on net income tax (“CSLL”) are calculated based on their current rates, considering the value of tax incentives. Taxes are recognized based on the rates of IRPJ and CSLL provided for by the laws enacted on the last day of the reporting period. The current rates in Brazil are 25% for income tax and 9% for social contribution on net income tax. For further details about recognition and realization of IRPJ and CSLL, see Note 9.

m.	Provision for assets retirement obligation – fuel tanks

The Company and its subsidiaries have the legal obligation to remove Ipiranga’s underground fuel tanks located at Ipiranga-branded service stations after a certain period. The estimated cost of the obligation to remove these fuel tanks is recognized as a liability when tanks are installed. The estimated cost is recognized in property, plant and equipment and depreciated over the respective useful life of the tanks. The amounts recognized as a liability are monetarily restated until the respective tank is removed (see Note 18). An increase in the estimated cost of the obligation to remove the tanks could result in negative impact in future results. The estimated removal cost is reviewed and updated annually or when there is significant change in its amount.

n.	Provisions for tax, civil and labor risks

A provision for tax, civil and labor risks is recognized for quantifiable risks, when the chance of loss is more-likely-than-not in the opinion of management and internal and external legal counsel, and the amounts are recognized based on evaluation of the outcomes of the legal proceedings (see Note 23 items a,b,c,d).

o.	Post-employment benefits

Post-employment benefits granted and to be granted to employees, retirees, and pensioners are based on an actuarial calculation prepared by an independent actuary, using the projected unit credit method (see Note 24.b). The actuarial gains and losses are recognized in other comprehensive income and presented in the shareholder’s equity. Past service cost is recognized through the income statement.

Ultrapar Participações S.A. and Subsidiaries

Notes to the financial statements

(In thousands of Brazilian Reais, unless otherwise stated)

p.	Other liabilities

Other liabilities are stated at known or measurable amounts plus, if applicable, related charges, monetary restatement and changes in exchange rates incurred. When applicable, other liabilities are recognized at present value based on interest rates that reflect the term, currency and risk of each transaction.

q.	Foreign currency transactions

Foreign currency transactions carried out by the Company or its subsidiaries are remeasured into their functional currency at the exchange rate prevailing at the date of each transaction. Outstanding monetary assets and liabilities of the Company and its subsidiaries are translated using the exchange rate at the end of the reporting period. The effect of the difference between those exchange rates is recognized in profit or loss until the conclusion of each transaction.

r.	Basis for translation of financial statements of foreign subsidiaries

Assets and liabilities of the foreign subsidiaries, denominated in currencies other than that of the Company (functional currency: Brazilian Real), which have administrative autonomy, are translated using the exchange rate at the end of the reporting period. Revenues and expenses are translated using the average exchange rate of each period and shareholders’ equity are translated at the historic exchange rate of each transaction affecting shareholders’ equity. Gains and losses resulting from changes in these foreign investments are directly recognized in the shareholders’ equity as cumulative translation adjustments and will be recognized in profit or loss if these investments are disposed of. The recognized balance in other comprehensive income and presented in the shareholders’ equity as cumulative translation adjustments as of December 31, 2013 was a gain of R$ 38,076 (gain of R$ 12,621 as of December 31, 2012 and loss of R$ 4,426 on January 1, 2012).

The foreign subsidiaries with functional currency different from the Company and which have administrative autonomy, are listed below:

Subsidiary	Functional currency	Location

Oxiteno México S.A. de C.V.	Mexican Peso	Mexico
Oxiteno Servicios Corporativos S.A. de C.V.	Mexican Peso	Mexico
Oxiteno Servicios Industriales de C.V.	Mexican Peso	Mexico
Oxiteno USA LLC	U.S. Dollar	United States
Oxiteno Andina, C.A.	Bolivar	Venezuela
Oxiteno Uruguay S.A.	U.S. Dollar	Uruguay

According to IAS 29, Venezuela is classified as a hyperinflationary economy. As a result, the financial statements of Oxiteno Andina, C.A. (“Oxiteno Andina”) were adjusted by the Venezuelan Consumer Price Index.

The subsidiary Oxiteno Uruguay S.A. (“Oxiteno Uruguay”) determined its functional currency as the U.S. dollar, as its sales and purchases of goods, and financing activities are performed substantially in this currency.

Assets and liabilities of the other foreign subsidiaries, which do not have administrative autonomy, are considered as an extension of the activities of their parent company and are translated using the exchange rate at the end of the reporting period. Gains and losses resulting from changes in these foreign investments are directly recognized as financial income or loss. The gain recognized in income in 2013 amounted to R$ 4,845 (R$ 2,347 gain in 2012).

Ultrapar Participações S.A. and Subsidiaries

Notes to the financial statements

(In thousands of Brazilian Reais, unless otherwise stated)

s.	Use of estimates, assumptions and judgments

The preparation of the financial statements requires the use of estimates, assumptions and judgments for the accounting of certain assets, liabilities and income. Therefore, Company and subsidiaries’ management use the best information available at the time of preparation of the financial statements, as well as the experience of past and current events, also considering assumptions regarding future events. The financial statements therefore include estimates, assumptions and judgments related mainly to determining the fair value of financial instruments (Notes 4, 14 and 22), the determination of the allowance for doubtful accounts (Notes 5 and 22), the determination of provisions for losses of inventories (Note 6), the determination of deferred income taxes amounts (Note 9), the useful life of property, plant and equipment (Note 12), the useful life of intangible assets and the determination of the recoverable amount of goodwill (Note 13), provisions for assets retirement obligations (Note 18), tax, civil and labor provisions (Note 23 items a,b,c,d) and estimates for the preparation of actuarial reports (Note 24.b). The actual result of the transactions and information may differ from their estimates.

t.	Impairment of assets

The Company and its subsidiaries review, at least annually, the existence of indication that an asset may be impaired. If there is an indication, the Company and its subsidiaries estimate the recoverable amount of the asset. Assets that cannot be evaluated individually are grouped in the smallest group of assets that generate cash flow from continuous use and that are largely independent of cash flows of other assets (CGU). The recoverable amount of assets or CGUs corresponds to the greater of their fair value net of applicable direct selling costs and their value in use.

The fair value less costs of disposal is determined by the price that would be received to sell an asset in an orderly transaction between market participants at the measurement date, net of costs of removing the asset, and direct incremental costs to bring an asset into condition for its sale, legal costs and taxes.

To assess the value in use, the Company and its subsidiaries consider the projections of future cash flows, trends and outlooks, as well as the effects of obsolescence, demand, competition and other economic factors. Such cash flows are discounted to their present values using the discount rate before tax that reflects market conditions for the period of impairment testing and the specific risks of the asset or CGU being evaluated. In cases where the expected discounted future cash flows are less than their carrying amount, the impairment loss is recognized for the amount by which the carrying value exceeds the fair value of these assets. Losses for impairment of assets are recognized in profit or loss. In case goodwill has been allocated to a CGU, the recognized losses are first allocated to reduce the corresponding goodwill. If the goodwill is not enough to absorb such losses, the surplus is allocated to the assets on a pro-rata basis. An impairment of goodwill cannot be reversed. For other assets, impairment losses may be reversed only to the extent that the asset's carrying amount does not exceed the carrying amount that would have been determined, net of depreciation or amortization, if the impairment had not been recognized.

No impairment was recognized in the periods presented (see Note 13.i).

u.	Adjustment to present value

Some of the Company’s subsidiaries recognized a present value adjustment to Tax on Goods and Services (“ICMS”, the Brazilian VAT) credit balances related to property, plant and equipment (CIAP – see Note 7). Because recovery of these credits occurs over a 48 months period, the present value adjustment reflects, in the financial statements, the time value of the ICMS credits to be recovered. The balance of these adjustment to present value totalized R$ 354 as of December 31, 2013 (R$ 747 as of December 31, 2012 and R$ 3,007 as of January 1, 2012).

The Company and its subsidiaries reviewed all items classified as non-current and, when relevant, current assets and liabilities and did not identify the need to recognize other present value adjustments.

v.	Statements of value added

As required by Brazilian Corporate Law, the Company and its subsidiaries prepare the individual and consolidated statements of value added (“DVA”) according to CPC 09 – Statement of Value Added, as an integral part of the financial statements as applicable to publicly-traded companies, and as supplemental information for IFRS, that do not require the presentation of DVA.

Ultrapar Participações S.A. and Subsidiaries

Notes to the financial statements

(In thousands of Brazilian Reais, unless otherwise stated)

w.	Adoption of the pronouncements issued by CPC and IFRS

The following standards are effective on January 1st, 2013 and have impacted the Company’s financial statements previously disclosed for December 31, 2012 and 2011.

(1) adoption of IFRS 11 (CPC 19 (R2)) - Joint arrangements: the investments in RPR, Maxfácil Participações S.A. (“Maxfácil”), Uniăo Vopak Armazéns Gerais Ltda. (“Uniăo Vopak”) and ConectCar Soluções de Mobilidade Eletrônica S.A. (“Conectcar”) are no longer proportionally consolidated and are accounted for using the equity method.

(2) amendments to IAS 19 Revised (CPC 33 (R2))- Employee benefits: actuarial gains and losses are no longer recognized in the income statement and are recognized in shareholders’ equity as accumulated other comprehensive income. Past service costs are recognized in retained earnings within shareholders’ equity in the date of transition. From the date of transition, past service costs will be recognized in income statements when measured.

 The table below summarizes the effects of adopting these standards on the consolidated balance sheets as of December 31, 2012 and January 1, 2012 and on the consolidated income statements and consolidated statement of cash flow as of December 31, 2012:

Balance sheet
	12/31/2012 presented	IFRS 11 effects	IAS 19 (R2011) effects	12/31/2012 restated
Current assets
Cash and cash equivalents	2,050,051	(28,937)	-	2,021,114
Financial investments	962,136	(952)	-	961,184
Trade receivables, net	2,306,798	(277)	-	2,306,521
Inventories, net	1,299,807	(9,113)	-	1,290,694
Recoverable taxes, net	483,201	(5,242)	-	477,959
Dividends receivable	-	1,292	-	1,292
Other receivables	20,541	(78)	-	20,463
Prepaid expenses, net	54,036	(225)	-	53,811
Total current assets	7,176,570	(43,532)	-	7,133,038

Non-current assets
Deferred income and social contribution taxes	465,190	(834)	4,975	469,331
Escrow deposits	534,009	(280)	-	533,729
Prepaid expenses, net	80,856	(1,204)	-	79,652
Investments in joint-ventures	-	28,209	-	28,209
Property, plant and equipment, net	4,701,406	(34,386)	-	4,667,020
Intangible assets, net	1,968,615	(3,319)	-	1,965,296
Other non-current assets	373,279	-	-	373,279
Total non-current assets	8,123,355	(11,814)	4,975	8,116,516

Total assets	15,299,925	(55,346)	4,975	15,249,554

Ultrapar Participações S.A. and Subsidiaries

Notes to the financial statements

(In thousands of Brazilian Reais, unless otherwise stated)

	12/31/2012 presented	IFRS 11 effects	IAS 19 (R2011) effects	12/31/2012 restated
Current liabilities
Loans	1,573,463	(432)	-	1,573,031
Debentures	65,663	(12,713)	-	52,950
Trade payables	1,312,268	(14,533)	-	1,297,735
Salaries and related charges	254,566	(2,040)	-	252,526
Taxes payable	107,822	(149)	-	107,673
Dividends payable	222,370	(19)	-	222,351
Income and social contribution taxes payable	75,363	(128)	-	75,235
Post-employment benefits	11,624	(1,589)	-	10,035
Provision for tax, civil and labor risks	50,052	(538)	-	49,514
Other payables	52,514	3,939	-	56,453
Other current liabilities	23,747	-	-	23,747
Total current liabilities	3,749,452	(28,202)	-	3,721,250

Non-current liabilities
Loans	3,153,096	(1,407)	-	3,151,689
Debentures	1,403,571	(8,302)	-	1,395,269
Provision for tax, civil and labor risks	551,606	(643)	-	550,963
Post-employment benefits	120,619	(16,792)	14,633	118,460
Other non-current liabilities	305,845	-	-	305,845
Total non-current liabilities	5,534,737	(27,144)	14,633	5,522,226

Total shareholders’ equity	6,015,736	-	(9,658)	6,006,078

Total liabilities and shareholders’ equity	15,299,925	(55,346)	4,975	15,249,554

Ultrapar Participações S.A. and Subsidiaries

Notes to the financial statements

(In thousands of Brazilian Reais, unless otherwise stated)

	12/31/2011 presented	IFRS 11 effects	IAS 19 (R2011) effects	01/01/2012 restated
Current assets
Cash and cash equivalents	1,790,954	(25,448)	-	1,765,506
Financial investments	916,936	(97,592)	-	819,344
Trade receivables, net	2,026,417	(3,012)	-	2,023,405
Inventories, net	1,310,132	(6,637)	-	1,303,495
Recoverable taxes, net	470,511	(3,993)	-	466,518
Other receivables	20,323	(75)	-	20,248
Prepaid expenses, net	40,221	(308)	-	39,913
Total current assets	6,575,494	(137,065)	-	6,438,429

Non-current assets
Deferred income and social contribution taxes	510,135	(4,601)	5,431	510,965
Escrow deposits	469,381	(196)	-	469,185
Prepaid expenses, net	69,198	(1,329)	-	67,869
Investments in joint-ventures	-	120,803	-	120,803
Property, plant and equipment, net	4,278,931	(28,007)	-	4,250,924
Intangible assets, net	1,539,177	(45)	-	1,539,132
Other non-current assets	300,423	(29)	-	300,394
Total non-current assets	7,167,245	86,596	5,431	7,259,272

Total assets	13,742,739	(50,469)	5,431	13,697,701

Current liabilities
Loans	1,300,326	(42)	-	1,300,284
Trade payables	1,075,103	(8,317)	-	1,066,786
Salaries and related charges	268,345	(1,125)	-	267,220
Taxes payable	109,653	(445)	-	109,208
Dividends payable	163,802	(11)	-	163,791
Income and social contribution taxes payable	38,620	(2,469)	-	36,151
Post-employment benefits	13,282	(1,564)	-	11,718
Provision for tax, civil and labor risks	41,347	(361)	-	40,986
Other payables	55,643	(275)	-	55,368
Other current liabilities	1,031,655	-	-	1,031,655
Total current liabilities	4,097,776	(14,609)	-	4,083,167

Non-current liabilities
Loans	3,196,102	(396)	-	3,195,706
Debentures	19,102	(19,102)	-	-
Deferred income and social contribution taxes	37,980	(542)	-	37,348
Provision for tax, civil and labor risks	512,788	(573)	-	512,215
Post-employment benefits	96,751	(15,247)	15,974	97,478
Other non-current liabilities	205,004	-	-	205,004
Total non-current liabilities	4,067,727	(35,860)	15,974	4,047,841

Total shareholders’ equity	5,577,236	-	(10,543)	5,566,693

Total liabilities and shareholders’ equity	13,742,739	(50,469)	5,431	13,697,701

Ultrapar Participações S.A. and Subsidiaries

Notes to the financial statements

(In thousands of Brazilian Reais, unless otherwise stated)

Income statement

	12/31/2012 presented	IFRS 11 effects	IAS 19 (R2011) effects	12/31/2012 restated

Net revenue from sales and services	53,919,424	(50,498)	-	53,868,926
Cost of products and services sold	(49,797,200)	29,063	-	(49,768,137)
Selling and marketing, general and administrative and other operating income, net	(2,416,974)	6,918	13,501	(2,396,555)
Income from disposal of assets	3,676	(20)	-	3,656
Financial income, net	(262,496)	(7,827)	-	(270,323)
Income and social contribution taxes	(428,756)	12,074	(4,590)	(421,272)
Share of profit of joint ventures and associates	190	10,290	-	10,480
Net income for the year	1,017,864	-	8,911	1,026,775
Shareholders of the Company	1,011,009	-	8,904	1,019,913
Non-controlling interests in subsidiaries	6,855	-	7	6,862

Statement of cash flow
	12/31/2012 presented	IFRS 11 effects	IAS 19 (R2011) effects	12/31/2012 restated

Net cash provided by operating activities	2,449,866	(6,129)	-	2,443,737
Net cash used in investing activities	(1,571,747)	6,747	-	(1,565,000)
Net cash used in financing activities	(618,627)	(4,107)	-	(622,734)

Increase (decrease) in cash and cash equivalents	259,097	(3,489)	-	255,608
Cash and cash equivalents at the beginning of the year	1,790,954	(25,448)	-	1,765,506
Cash and cash equivalents at the end of the year	2,050,051	(28,937)	-	2,021,114

Ultrapar Participações S.A. and Subsidiaries

Notes to the financial statements

(In thousands of Brazilian Reais, unless otherwise stated)

The following standards were effective on January 1st, 2013 and were adopted by the Company, with impacts only in the presentation and disclosure of financial statements (with no impacts in recognition and measurement criteria):

•	Consolidated financial statements – IFRS 10 and transition guidance (equivalent to CPC 36 R3): provides a single consolidation model that identifies control as the basis for consolidation for all types of entities.
• .	Disclosure of interests in other entities– IFRS 12 and transition guidance (equivalent to CPC 45): expands the current disclosure requirements in respect of entities where the Company has influence.
•	Amendments to IAS 27 – Separate financial statements (equivalent to CPC 35 R2): IAS 27 requirements related to consolidated financial statements are replaced by IFRS 10. The requirements for separate financial statements are maintained.
•	Amendments to IAS 28 – Investments in associates and joint ventures (equivalent to CPC 18 R2): revision of IAS 28 to include the changes introduced by IFRSs 10, 11 and 12.
•	Fair value measurement – IFRS 13 (equivalent to CPC 46): replaces and consolidates in a single standard all the guidance and requirements in respect of fair value measurement contained in other IFRSs. IFRS 13 defines fair value and provides guidance on how to measure fair value and requirements for disclosure relating to fair value measurement. However, it does not introduce any new requirement or amendment with respect to items to be measured at fair value.
•	Amendments to IAS 1 – Presentation of financial statements: other comprehensive income (equivalent to CPC 26 R1 after CPC 03 Review): introduces the requirement that all items recognized in other comprehensive income be separated into and totaled as items that are and items that are not subsequently reclassified to profit or loss.
•	Amendments to IFRS 7 – Financial instruments: offsetting financial assets and liabilities (equivalent to CPC 40 R1 after CPC 03 Review): requires information about all recognized financial instruments that are set off in accordance with IAS 32.

Certain standards, amendments and interpretations to IFRS issued by IASB that have been issued but are not yet effective were not applied as of December 31, 2013, as follows:

		Effective date
•	Amendments to IAS 32 – Financial instruments: presentation: provides clarifications on the application of the offsetting rules.	2014
•	IFRS 9 – Financial instruments’ classification and measurement: includes the requirements for the classification and measurement of financial assets and liabilities and for derecognition.	2015

CPC has not yet issued pronouncements equivalent to these IAS/IFRS, but is expected to do so before the date they become effective. The adoption of IFRS pronouncements is subject to prior approval by the CVM.

x.	Authorization for issuance of the financial statements

These financial statements were authorized for issue by the Board of Directors on February 19, 2014.

Ultrapar Participações S.A. and Subsidiaries

Notes to the financial statements

(In thousands of Brazilian Reais, unless otherwise stated)

3.	Principles of consolidation and investments in subsidiaries

The consolidated financial statements were prepared following the basic principles of consolidation established by IFRS 10 (CPC 36 (R3)). Investments of one company in another, balances of asset and liability accounts and revenues and expenses were eliminated, as well as the effects of transactions conducted between the companies. Non-controlling interests in subsidiaries are presented within consolidated shareholders’ equity and net income.

The consolidated financial statements include the following direct and indirect subsidiaries:

		% interest in the share
		12/31/2013		12/31/2012		01/01/2012
		Control		Control		Control
	Location	Direct control	Indirect control	Direct control	Indirect control	Direct control	Indirect control
Ultracargo - Operações Logísticas e Participações Ltda.	Brazil	100	-	100	-	100	-
Terminal Químico de Aratu S.A. – Tequimar	Brazil	-	99	-	99	-	99
Temmar - Terminal Marítimo do Maranhăo S.A.	Brazil	-	-	-	100	-	-
Melamina Ultra S.A. Indústria Química	Brazil	-	-	-	99	-	99
Oxiteno S.A. Indústria e Comércio	Brazil	100	-	100	-	100	-
Oxiteno Nordeste S.A. Indústria e Comércio	Brazil	-	99	-	99	-	99
Oxiteno Argentina Sociedad de Responsabilidad Ltda.	Argentina	-	100	-	100	-	100
Oleoquímica Indústria e Comércio de Produtos Químicos Ltda.	Brazil	-	100	-	100	-	100
Oxiteno Uruguay S.A.	Uruguay	-	100	-	100	-	100
Barrington S.L.	Spain	-	100	-	100	-	100
Oxiteno México S.A. de C.V.	Mexico	-	100	-	100	-	100
Oxiteno Servicios Corporativos S.A. de C.V.	Mexico	-	100	-	100	-	100
Oxiteno Servicios Industriales S.A. de C.V.	Mexico	-	100	-	100	-	100
Oxiteno USA LLC	United States	-	100	-	100	-	100
Global Petroleum Products Trading Corp.	Virgin Islands	-	100	-	100	-	100
Oxiteno Overseas Corp.	Virgin Islands	-	100	-	100	-	100
Oxiteno Andina, C.A.	Venezuela	-	100	-	100	-	100
Oxiteno Europe SPRL	Belgium	-	100	-	100	-	100
Oxiteno Colombia S.A.S	Colombia	-	100	-	100	-	100
Oxiteno Shanghai Trading LTD.	China	-	100	-	100	-	-
Empresa Carioca de Produtos Químicos S.A.	Brazil	-	100	-	100	-	100
Ipiranga Produtos de Petróleo S.A.	Brazil	100	-	100	-	100	-
am/pm Comestíveis Ltda.	Brazil	-	100	-	100	-	100
Centro de Conveniências Millennium Ltda.	Brazil	-	100	-	100	-	100
Conveniência Ipiranga Norte Ltda.	Brazil	-	100	-	100	-	100
Ipiranga Trading Limited	Virgin Islands	-	100	-	100	-	100
Tropical Transportes Ipiranga Ltda.	Brazil	-	100	-	100	-	100
Ipiranga Imobiliária Ltda.	Brazil	-	100	-	100	-	100
Ipiranga Logística Ltda.	Brazil	-	100	-	100	-	100
Isa-Sul Administraçăo e Participações Ltda.	Brazil	-	100	-	100	-	100
Companhia Ultragaz S.A.	Brazil	-	99	-	99	-	99
Distribuidora de Gás LP Azul S.A..	Brazil	-	-	-	-	-	100
Bahiana Distribuidora de Gás Ltda.	Brazil	-	100	-	100	-	100
Utingás Armazenadora S.A.	Brazil	-	57	-	57	-	57
LPG International Inc.	Cayman Islands	-	100	-	100	-	100
Imaven Imóveis Ltda.	Brazil	-	100	-	100	-	100
Oil Trading Importadora e Exportadora Ltda.	Brazil	-	100	-	100	-	100
SERMA - Ass. dos usuários equip. proc. de dados	Brazil	-	100	-	100	-	100

The percentages in the table above are rounded.

Ultrapar Participações S.A. and Subsidiaries

Notes to the financial statements

(In thousands of Brazilian Reais, unless otherwise stated)

The subsidiary Oxiteno Shanghai Trading LTD. was formed in May 2012 and is engaged in commercial representation.

In June 2012, the company T.T.S.S.P.E. Empreendimentos e Participações was formed in order to segregate part of the production and sale of catalysts for subsequent sale, which occurred in July 2012.

In July 2012, the subsidiary Terminal Químico de Aratu S.A. (“Tequimar”), concluded the acquisition of 100% of the shares of Temmar – Terminal Marítimo do Maranhão S.A. (“Temmar”) (see Note 3.b).

In November 2012, the subsidiary Oxiteno S.A. Indústria e Comércio (“Oxiteno S.A.”) purchased 100% of the shares of American Chemical I.C.S.A., current by Oxiteno Uruguay (see Note 3.a).

In December 2012, in order to simplify the corporate structure, the subsidiary Distribuidora de Gás LP Azul S.A. was merged into Companhia Ultragaz S.A. (“Cia. Ultragaz”).

In June 2013, in order to simplify the corporate structure, the subsidiary Melamina Ultra S.A. Indústria Química was merged into subsidiary Ultracargo – Operações Logísticas e Participações Ltda. (“Ultracargo Participações”).

In December 2013, in order to simplify the corporate structure, the subsidiary Temmar was merged into Tequimar.

The Company and its subsidiaries maintain a shared equity interest in the following companies, whose bylaws establish joint control. These joint ventures are accounted for under the equity method of accounting by the Company and its subsidiaries, as required by IFRS 11 (CPC 19 (R2)) – see Note 11.b).

		% interest in the share
		12/31/2013		12/31/2012		01/01/2012
		Control		Control		Control
	Location	Direct control	Indirect control	Direct control	Indirect control	Direct control	Indirect control
Uniăo Vopak Armazéns Gerais Ltda.	Brazil	-	50	-	50	-	50
ConectCar Soluções de Mobilidade Eletrônica S.A.	Brazil	-	50	-	50	-	-
Refinaria de Petróleo Riograndense S.A.	Brazil	33	-	33	-	33	-
Maxfácil Participações S.A.	Brazil	-	-	-	-	-	50

The percentages in the table above are rounded.

In November 2012, Maxfácil Participações S.A. (“Maxfácil”) was split between the partners in proportion of their shareholdings and subsequently merged by each partner (see Note 11.b).

ConectCar Soluções de Mobilidade Eletrônica S.A. (“ConectCar”) is a joint venture with Odebrecht TransPort Participações, formed in November 2012 (see Note 11.b).

Ultrapar Participações S.A. and Subsidiaries

Notes to the financial statements

(In thousands of Brazilian Reais, unless otherwise stated)

a) Business combination – acquisition of American Chemical I.C.S.A. (current Oxiteno Uruguay)

On November 1st, 2012, the Company, through its subsidiary Oxiteno S.A., purchased 100% of the shares of American Chemical I.C.S.A., a Uruguayan specialty chemicals company. American Chemical owns a plant in Montevideo, with production capacity of 81 thousand tons of specialty chemicals, particularly sulfonate and sulfate surfactants for the home and personal care industries, as well as products for the leather industry. The total amount paid was R$ 113,603, including the adjustments of working capital in the amount of R$ 6,168, paid in the first quarter of 2013.

The purchase price paid for the shares was allocated among the identified assets acquired and liabilities assumed, measured at fair value. The recognition of fair values of inventories, property, plant and equipment and intangible assets was concluded in the first semester of 2013. During the process of identification of assets and liabilities, intangible assets which were not recognized in the acquired entity’s books were also taken into account. The goodwill is R$ 44,856.

The table below summarizes the assets acquired and liabilities assumed as of the acquisition date:

Current assets		Current liabilities
Cash and cash equivalents	7,147	Loans	32,481
Trade receivables	31,169	Trade payables	32,443
Inventories	33,459	Salaries and related charges	3,431
Recoverable taxes	3,163	Other	1,869
Other	1,906		70,224
	76,844

Non-current assets		Non-current liabilities
Property, plant and equipment	68,420	Loans	7,362
Intangible assets	1,969	Deferred income and social contribution taxes	8,365
Deferred income and social contribution taxes	7,465		15,727
Goodwill	44,856
	122,710	Total liabilities assumed	85,951

Total assets acquired and goodwill	199,554	Consideration transferred	113,603

For details on property, plant and equipment and intangible assets acquired, see Notes 12 and 13, respectively.

The following summary presents the Company’s pro forma information for 2012, as if the acquisition had been completed at the beginning of this year. The pro forma information is only presented for comparative purposes and does not purport to be indicative of what would have occurred had the acquisition actually been made at such date, nor is it necessarily indicative of future operating results:

2012
Net revenue from sales and services	53,896,772
Operating income	1,706,969
Net income for the year	1,025,526
Earnings per share basic - whole R$ (see Note 30)	1.9076
Earnings per share diluted - whole R$ (see Note 30)	1.8999

Ultrapar Participações S.A. and Subsidiaries

Notes to the financial statements

(In thousands of Brazilian Reais, unless otherwise stated)

b) Business combination – acquisition of Temmar - Terminal Marítimo do Maranhão S.A.

On July 31, 2012, the Company, through its subsidiary Tequimar, concluded the acquisition of 100% of the shares of Temmar. Temmar’ terminal is located in the port area of Itaqui, in the state of Maranhão, in the Northeast region of Brazil, with a capacity of 55 thousand cubic meters and used mainly for the handling of fuels and biofuels. Temmar has contracts with clients for the entire capacity of the terminal and a long-term lease contract, which includes a large area for future expansions.

The amount paid in the settlement of acquisition was R$ 68,196. Tequimar will disburse a minimum extra value of R$ 12,000, which may reach approximately R$ 30,000 as a result of possible future expansions in the storage capacity of the terminal, provided that such expansions are implemented within 7 years, restated by General Market Price Index (“IGP-M”). The total purchase price of the acquisition was allocated among the identified assets acquired and liabilities assumed, measured at fair value. During the process of identification of assets and liabilities, intangible assets and provisions for tax, civil and labor risks which were not recognized in the acquired entity’s books were also taken into account. The goodwill is R$ 43,781.

The table below summarizes the estimated fair values of the assets acquired and liabilities assumed as of the acquisition date:

Current assets		Current liabilities
Cash and cash equivalents	1,768	Loans	755
Trade receivables	1,099	Trade payables	193
Recoverable taxes	3,738	Salaries and related charges	301
Other	307	Taxes payable	371
	6,912		1,620

Non-current assets		Non-current liabilities
Financial investments	3,426	Loans	45,676
Deferred income and social contribution taxes	11,862	Provision for tax, civil and labor risks	203
Property, plant and equipment	88,361	Related parties	49,982
Intangible assets	21,243	Contingent consideration	12,000
Other	2,092		107,861
Goodwill	43,781
	170,765	Total liabilities assumed	109,481

Total assets acquired and goodwill	177,677	Consideration transferred	68,196

Ultrapar Participações S.A. and Subsidiaries

Notes to the financial statements

(In thousands of Brazilian Reais, unless otherwise stated)

The amount of R$ 49,982 of “Related parties” refers to the loan of Temmar with Noble Brasil S.A. and was settled at the acquisition date.

The loan assumed refers to Banco do Nordeste do Brasil with maturities between October, 2013 and September, 2021, and interest of 10.0% p.a. A discount of 15% over the interest rate is granted for timely payments.

For details on property, plant and equipment and intangible assets acquired, see Notes 12 and 13, respectively.

The following summary presents the Company’s pro forma information for 2012, as if the acquisition had been completed at the beginning of this year. The pro forma information is only presented for comparative purposes and does not purport to be indicative of what would have occurred had the acquisition actually been made at such date, nor is it necessarily indicative of future operating results:

2012
Net revenue from sales and services	53,881,692
Operating income	1,711,390
Net income for the year	1,022,937
Earnings per share basic - whole R$ (see Note 30)	1.9028
Earnings per share diluted - whole R$ (see Note 30)	1.8951

Ultrapar Participações S.A. and Subsidiaries

Notes to the financial statements

(In thousands of Brazilian Reais, unless otherwise stated)

4.	Cash and cash equivalents and financial investments

Cash equivalents and financial investments, excluding cash and bank deposits, are substantially represented by investments: (i) in Brazil, in certificates of deposit of first-rate financial institutions linked to the Interbank Certificate of Deposit (“CDI”), in repurchase agreement and in short term investments funds, whose portfolio comprised exclusively of Brazilian Federal Government bonds; (ii) outside Brazil, in certificates of deposit of first-rate financial institutions and in short-term investment funds with a portfolio composed exclusively of bonds issued by the U.S. Government indexed to fixed interest rates; and (iii) in currency and interest rate hedging instruments.

The financial assets were classified in Note 22, according to their characteristics and intention of the Company and its subsidiaries.

The balance of cash, cash equivalents and financial investments (consolidated) amounted to R$ 3,543,700 at December 31, 2013 (R$ 3,131,828 at December 31, 2012 and R$ 2,659,287 at January 1, 2012) and are distributed as follows:

•	Cash and cash equivalents

Cash and cash equivalents are considered: (i) cash and bank deposits, and (ii) highly-liquid short-term investments that are readily convertible into a known amount of cash and are subject to an insignificant risk of change in value.

	Parent			Consolidated
	12/31/2013	12/31/2012	01/01/2012	12/31/2013	12/31/2012	01/01/2012

Cash and bank deposits
In local currency	153	173	71	136,532	35,786	77,794
In foreign currency	-	-	-	88,394	43,866	29,523

Financial investments considered cash equivalents
In local currency
Fixed-income securities and funds	110,125	76,808	178,601	2,051,143	1,912,217	1,643,013
In foreign currency
Fixed-income securities and funds	-	-	-	-	29,245	15,176

Total cash and cash equivalents	110,278	76,981	178,672	2,276,069	2,021,114	1,765,506

Ultrapar Participações S.A. and Subsidiaries

Notes to the financial statements

(In thousands of Brazilian Reais, unless otherwise stated)

•	Financial investments

The financial investments of the Company and its subsidiaries, which are not classified as cash and cash equivalents, are distributed as follows:

	Parent			Consolidated
	12/31/2013	12/31/2012	01/01/2012	12/31/2013	12/31/2012	01/01/2012

Financial investments
In local currency
Fixed-income securities and funds	264	216	52,902	747,256	641,022	541,287

In foreign currency
Fixed-income securities and funds	-	-	-	368,781	290,636	259,091

Currency and interest rate hedging instruments (a)	-	-	-	151,594	179,056	93,403

Total financial investments	264	216	52,902	1,267,631	1,110,714	893,781

Current	264	216	52,902	1,149,132	961,184	819,344

Non-current	-	-	-	118,499	149,530	74,437

(a) Accumulated gains, net of income tax (see Note 22).

Ultrapar Participações S.A. and Subsidiaries

Notes to the financial statements

(In thousands of Brazilian Reais, unless otherwise stated)

5.	Trade receivables (Consolidated)

The composition of trade receivables is as follows:

	12/31/2013	12/31/2012	01/01/2012

Domestic customers	2,159,355	2,130,816	1,882,889
Reseller financing - Ipiranga	276,044	276,937	239,588
Foreign customers	157,696	164,943	135,098
(-) Allowance for doubtful accounts	(147,080)	(128,816)	(116,454)

Total	2,446,015	2,443,880	2,141,121

Current	2,321,537	2,306,521	2,023,405

Non-current	124,478	137,359	117,716

Reseller financing is provided for renovation and upgrading of service stations, purchase of products, and development of the automotive fuels and lubricants distribution market.

The breakdown of trade receivables, gross of allowance for doubtful accounts, is as follows:

			Past due
	Total	Current	less than 30 days	31-60 days	61-90 days	91-180 days	more than 180 days

12/31/2013	2,593,095	2,282,310	104,544	12,906	6,428	7,786	179,121

12/31/2012	2,572,696	2,270,632	81,666	18,463	8,932	25,885	167,118

01/01/2012	2,257,575	1,991,490	80,538	18,088	5,788	14,938	146,733

Movements in the allowance for doubtful accounts are as follows:

Balance at January 1, 2012	116,454
Additions	20,616
Write-offs	(8,254)
Balance at December 31, 2012	128,816
Additions	31,745
Write-offs	(13,481)
Balance at December 31, 2013	147,080

Ultrapar Participações S.A. and Subsidiaries

Notes to the financial statements

(In thousands of Brazilian Reais, unless otherwise stated)

6.	Inventories (Consolidated)

The composition of inventories is as follows:

	12/31/2013			12/31/2012			01/01/2012
	Cost	Provision for losses	Net balance	Cost	Provision for losses	Net balance	Cost	Provision for losses	Net balance

Finished goods	318,451	(7,100)	311,351	262,667	(6,314)	256,353	272,377	(14,605)	257,772
Work in process	2,626	-	2,626	1,914	-	1,914	727	-	727
Raw materials	209,735	(169)	209,566	205,252	(297)	204,955	195,881	(114)	195,767
Liquefied petroleum gas (LPG)	41,678	(5,761)	35,917	36,820	-	36,820	41,147	-	41,147
Fuels, lubricants and greases	817,016	(758)	816,258	629,527	(635)	628,892	632,094	(710)	631,384
Consumable materials and bottles for resale	64,465	(1,450)	63,015	63,226	(1,197)	62,029	56,645	(1,696)	54,949
Advances to suppliers	128,618	-	128,618	72,899	-	72,899	89,103	-	89,103
Properties for resale	25,162	-	25,162	26,832	-	26,832	32,646	-	32,646

	1,607,751	(15,238)	1,592,513	1,299,137	(8,443)	1,290,694	1,320,620	(17,125)	1,303,495

Movements in the provision for losses are as follows:

Balance at January 1, 2012	17,125
Recoveries of realizable value adjustment	(8,141)
Recoveries of obsolescence and other losses	(541)
Balance at December 31, 2012	8,443
Additions of realizable value adjustment	4,087
Additions of obsolescence and other losses	2,708
Balance at December 31, 2013	15,238

The breakdown of provisions for losses related to inventories is shown in the table below:

	12/31/2013	12/31/2012	01/01/2012
Realizable value adjustment	9,497	5,410	13,551
Obsolescence and other losses	5,741	3,033	3,574
Total	15,238	8,443	17,125

Ultrapar Participações S.A. and Subsidiaries

Notes to the financial statements

(In thousands of Brazilian Reais, unless otherwise stated)

7.	Recoverable taxes

Recoverable taxes are substantially represented by credits of ICMS, Taxes for Social Security Financing (COFINS), Employee’s Profit Participation Program (PIS), IRPJ and CSLL.

	Parent			Consolidated
	12/31/2013	12/31/2012	01/01/2012	12/31/2013	12/31/2012	01/01/2012
IRPJ and CSLL	48,531	89,265	88,591	160,590	190,499	175,638
ICMS	-	-	-	210,045	197,294	173,205
Provision for ICMS losses (1)	-	-	-	(65,180)	(61,717)	(41,146)
PIS and COFINS	-	-	21	156,707	156,491	211,332
Value-Added Tax (IVA) of subsidiaries Oxiteno Mexico, Oxiteno Andina and Oxiteno Uruguay	-	-	-	43,592	32,626	19,513
Excise tax - IPI	-	-	-	3,997	4,117	3,552
Other	-	-	-	7,589	7,719	5,819

Total	48,531	89,265	88,612	517,340	527,029	547,913

Current	27,067	63,266	48,706	479,975	477,959	466,518

Non-current	21,464	25,999	39,906	37,365	49,070	81,395

 (1) The provision for ICMS losses relates to tax credits that the subsidiaries believe to be unable to offset in the future and its movements are as follows:

Balance at January 1, 2012	41,146
Additions	23,473
Write-offs	(2,902)
Balance at December 31, 2012	61,717
Additions	9,274
Write-offs	(5,811)
Balance at December 31, 2013	65,180

Ultrapar Participações S.A. and Subsidiaries

Notes to the financial statements

(In thousands of Brazilian Reais, unless otherwise stated)

8.	Related parties

a.	Related parties

•	Parent company

	Assets Debentures	Financial income

Ipiranga Produtos de Petróleo S.A.	772,194	89,541
Total as of December 31, 2013	772,194	89,541

	Assets			Financial income
	Trade receivables	Debentures	Total

Companhia Ultragaz S.A.	7,293	-	7,293	-
Terminal Químico de Aratu S.A. - Tequimar	3,003	-	3,003	-
Oxiteno S.A. Indústria e Comércio	858	-	858	-
Ipiranga Produtos de Petróleo S.A.	3,861	766,297	770,158	94,091
Total as of December 31, 2012	15,015	766,297	781,312	94,091

	Assets
	Trade receivables	Debentures	Total

Companhia Ultragaz S.A.	955	-	955
Oxiteno S.A. Indústria e Comércio	2,867	-	2,867
Ipiranga Produtos de Petróleo S.A.	-	775,709	775,709
Total as of January 1, 2012	3,822	775,709	779,531

In March 2009, Ipiranga made its first private offering in a single series of 108 debentures at each face value of R$ 10,000,000.00 (ten million Brazilian Reais), nonconvertible into shares, unsecured debentures. The Company subscribed 75 debentures with maturity on March 31, 2016 and semiannual remuneration linked to CDI.

Ultrapar Participações S.A. and Subsidiaries

Notes to the financial statements

(In thousands of Brazilian Reais, unless otherwise stated)

•	Consolidated

	Loans		Commercial transactions
	Assets	Liabilities	Receivables1	Payables1

Oxicap Indústria de Gases Ltda.	10,368	-	-	1,069
Química da Bahia Indústria e Comércio S.A.	-	3,046	-	-
Refinaria de Petróleo Riograndense S.A.	-	-	-	1,051
ConectCar Soluções de Mobilidade Eletrônica S.A.	-	-	7,952	1,210
Others	490	826	-	-
Total as of December 31, 2013	10,858	3,872	7,952	3,330

	Loans		Commercial transactions
	Assets	Liabilities	Receivables1	Payables1

Oxicap Indústria de Gases Ltda.	10,368	-	-	926
Química da Bahia Indústria e Comércio S.A.	-	3,046	-	-
Refinaria de Petróleo Riograndense S.A.	-	-	-	275
ConectCar Soluções de Mobilidade Eletrônica S.A.	-	-	9,871	14
Others	490	826	-	-
Total as of December 31, 2012	10,858	3,872	9,871	1,215

	Loans		Commercial transactions
	Assets	Liabilities	Receivables1	Payables1

Oxicap Indústria de Gases Ltda.	9,654	-	-	965
Química da Bahia Indústria e Comércio S.A.	-	3,145	-	-
Refinaria de Petróleo Riograndense S.A.	-	-	-	204
Others	490	826	328	-
Total as of January 1, 2012	10,144	3,971	328	1,169

1 Included in “trade receivables” and “trade payables”, respectively.

Ultrapar Participações S.A. and Subsidiaries

Notes to the financial statements

(In thousands of Brazilian Reais, unless otherwise stated)

	Commercial transactions
	Sales	Purchases
Oxicap Indústria de Gases Ltda.	6	12,371
Refinaria de Petróleo Riograndense S.A.	-	30,607
ConectCar Soluções de Mobilidade Eletrônica S.A.	10,161	-
Total in 2013	10,167	42,978

	Commercial transactions
	Sales	Purchases
Oxicap Indústria de Gases Ltda.	6	12,844
Refinaria de Petróleo Riograndense S.A.	-	29,189
ConectCar Soluções de Mobilidade Eletrônica S.A.	1,069	-
Total in 2012	1,075	42,033

Purchase and sale transactions relate substantially to the purchase of raw materials, feedstock, transportation and storage services based on an arm’s-length market prices and terms with customers and suppliers with comparable operational performance. The above operations related to ConectCar refer to the adhesion to Ipiranga’s marketing plan and services provided. Borrowing agreements are for an indeterminate period and do not contain interest clauses. In the opinion of the Company and its subsidiaries’ management, transactions with related parties are not subject to credit risk, which is why no allowance for doubtful accounts or collaterals are provided. Collaterals provided by the Company in loans of subsidiaries and affiliates are mentioned in Note 14.k). Intercompany loans are contracted in light of temporary cash surpluses or deficits of the Company, its subsidiaries and its associates.

Ultrapar Participações S.A. and Subsidiaries

Notes to the financial statements

(In thousands of Brazilian Reais, unless otherwise stated)

b.	Key executives - Compensation (Consolidated)

The Company’s compensation strategy combines short and long-term elements, following the principles of alignment of interests and of maintenance of a competitive compensation, and is aimed at retaining key officers and remunerating them adequately according to their attributed responsibilities and the value created to the Company and its shareholders.

Short-term compensation is comprised of: (a) fixed monthly compensation paid with the objective of rewarding the executive’s experience, responsibility and his/her position’s complexity, and includes salary and benefits such as medical coverage, check-up, life insurance and others; (b) variable compensation paid annually with the objective of aligning the executive’s and the Company’s objectives, which is linked to: (i) the business performance measured through its economic value creation EVA ® and (ii) the fulfillment of individual annual goals that are based on the strategic plan and are focused on expansion and operational excellence projects, people development and market positioning, among others. Further details about the Deferred Stock Plan are contained in Note 8.c) and about post-employment benefits in Note 24.b).

In 2013, the Company and its subsidiaries recognized expenses for compensation of its key executives (Company’s directors and executive officers) in the amount of R$ 34,282 (R$ 31,639 in 2012). Out of this total, R$ 28,041 relates to short-term compensation (R$ 25,793 in 2012), R$ 3,642 to stock compensation (R$ 3,337 in, 2012) and R$ 2,599 to post-employment benefits (R$ 2,509 in 2012).

Ultrapar Participações S.A. and Subsidiaries

Notes to the financial statements

(In thousands of Brazilian Reais, unless otherwise stated)

c.	Deferred Stock Plan

On April 27, 2001, the General Shareholders’ Meeting approved a benefit plan to members of management and employees in executive positions in the Company and its subsidiaries. On November 26, 2003, the Extraordinary General Shareholders’ Meeting approved certain amendments to the original plan of 2001 (the “Deferred Stock Plan”). In the Deferred Stock Plan, certain members of management of the Company and its subsidiaries have the voting and economic rights of shares and the ownership of these shares is retained by the subsidiaries of the Company. The Deferred Stock Plan provides for the transfer of the ownership of the shares to those eligible members of management after five to ten years from the initial concession of the rights subject to uninterrupted employment of the participant during the period. The total number of shares to be used for the Deferred Stock Plan is subject to the availability in treasury of such shares. It is incumbent on Ultrapar’s executive officers to select the members of management eligible for the plan and propose the number of shares in each case for approval by the Board of Directors. At December 31, 2013, the amount granted to the company’s executives, including tax charges, amounted R$ 63,643 (R$ 63,643 until December 31, 2012). This amount is amortized over the vesting period of Deferred Stock Plan. The amortization in 2013 in the amount of R$ 9,729 (R$ 6,426 in 2012) was recognized as a general and administrative expense. The fair value of the awards were determined on the grant date based on the market value of the shares on the BM&FBOVESPA S.A. – Bolsa de Valores, Mercadorias e Futuros (“BM&FBOVESPA”), the Brazilian Securities, Commodities and Futures Exchange.

The table below summarizes shares provided to the Company and its subsidiaries’ management:

Grant date	Balance of number of shares granted	Vesting period	Market price of shares on the grant date (in R$ per share)	Total compensation costs, including taxes	Accumulated recognized compensation costs	Accumulated unrecognized compensation costs

November 7, 2012	350,000	5 to 7 years	42.90	20,710	(4,104)	16,606
December 14, 2011	120,000	5 to 7 years	31.85	5,272	(1,865)	3,407
November 10, 2010	260,000	5 to 7 years	26.78	9,602	(5,164)	4,438
December 16, 2009	250,000	5 to 7 years	20.75	7,155	(4,962)	2,193
October 8, 2008	384,008	5 to 7 years	9.99	8,090	(7,098)	992
December 12, 2007	53,320	5 to 7 years	16.17	3,570	(3,414)	156
November 9, 2006	207,200	10 years	11.62	3,322	(2,381)	941
December 14, 2005	93,600	10 years	8.21	1,060	(857)	203
October 4, 2004	167,900	10 years	10.20	2,361	(2,184)	177
December 18, 2003	-	10 years	7.58	2,501	(2,501)	-
	1,886,028			63,643	(34,530)	29,113

 The table below shows the movement in the number of granted shares:

Balance as of January 1, 2012	2,193,900
Shares granted on November 7, 2012	350.000
Cancellation of shares due to termination of executive employment	(120,000)
Shares vested and transferred	(53,360)
Balance as of December 31, 2012	2,370,540
Shares vested and transferred	(484,512)
Balance as of December 31, 2013	1,886,028

Ultrapar Participações S.A. and Subsidiaries

Notes to the financial statements

(In thousands of Brazilian Reais, unless otherwise stated)

9.	Income and social contribution taxes

a.	Deferred income and social contribution taxes

The Company and its subsidiaries recognize tax credits and debits, which are not subject to statute of limitations, resulting from tax loss carryforwards, temporary differences, negative tax bases and revaluation of property, plant and equipment, among others. Credits are sustained by the continued profitability of their operations. Deferred IRPJ and CSLL are recognized under the following main categories:

	Parent			Consolidated
	12/31/2013	12/31/2012	01/01/2012	12/31/2013	12/31/2012	01/01/2012

Assets - Deferred income and social contribution taxes on:
Provision for impairment of assets	-	-	-	32,130	27,503	22,645
Provisions for tax, civil and labor risks	10	6	690	111,395	110,563	105,160
Provision for post-employment benefit	-	-	-	43,753	43,450	37,026
Provision for differences between cash and accrual basis	-	-	-	-	21,710	2,500
Goodwill	-	-	-	57,334	134,598	220,668
Provision for assets retirement obligation	-	-	-	13,760	13,855	13,067
Other provisions	385	37	-	72,153	60,768	61,451
Tax losses and negative basis for social contribution carryforwards (d)	-	-	-	45,607	56,884	48,448

Total	395	43	690	376,132	469,331	510,965

Liabilities - Deferred income and social contribution taxes on:
Revaluation of property, plant and equipment	-	-	-	3,130	3,259	3,379
Lease	-	-	-	5,640	6,255	6,644
Provision for differences between cash and accrual basis	-	-	-	61,864	65,299	21,529
Provision for goodwill/negative goodwill	-	-	-	6,709	950	810
Temporary differences of foreign subsidiaries	-	-	-	4,088	3,489	871
Provision for post-employment benefit				5,911	-	-
Other provisions	-	-	-	14,157	5,672	4,205

Total	-	-	-	101,499	84,924	37,438

Changes in the net balance of deferred IRPJ and CSLL are as follows:

	12/31/2013	12/31/2012

Initial balance	384,407	473,527
Deferred IRPJ and CSLL recognized in income	(90,996)	(108,384)
Deferred IRPJ and CSLL recognized in other comprehensive income	(9,306)	4,133
Initial balance recognized in companies acquired	-	19,258
Deferred IRPJ and CSLL recognized in business combinations	(8,365)	69
Other	(1,107)	(4,196)

Final balance	274,633	384,407

Ultrapar Participações S.A. and Subsidiaries

Notes to the financial statements

(In thousands of Brazilian Reais, unless otherwise stated)

The estimated recovery of deferred tax assets relating to IRPJ and CSLL is stated as follows:

	Parent	Consolidated

Up to 1 year	385	140,673
From 1 to 2 years	-	70,322
From 2 to 3 years	10	34,278
From 3 to 5 years	-	29,254
From 5 to 7 years	-	69,035
From 7 to 10 years	-	32,570

	395	376,132

Ultrapar Participações S.A. and Subsidiaries

Notes to the financial statements

(In thousands of Brazilian Reais, unless otherwise stated)

b.	Reconciliation of income and social contribution taxes

IRPJ and CSLL are reconciled to the statutory tax rates as follows:

	Parent		Consolidated
	12/31/2013	12/31/2012	12/31/2013	12/31/2012

Income before taxes and share of profit of subsidiaries, joint ventures and associates	34,045	14,512	1,806,428	1,437,567
Statutory tax rates - %	34	34	34	34
Income and social contribution taxes at the statutory tax rates	(11,575)	(4,934)	(614,185)	(488,773)
Adjustments to the statutory income and social contribution taxes:
Nondeductible expenses (i)	(340)	-	(24,793)	(15,754)
Nontaxable revenues (ii)	104	325	6,569	15,573
Adjustment to estimated income (iii)	-	-	6,050	25,779
Interest on equity (iv)	(59,617)	(22,132)	(218)	-
Other adjustments	23	23	1,100	(1,539)
Income and social contribution taxes before tax incentives	(71,405)	(26,718)	(625,477)	(464,714)

Tax incentives - SUDENE	-	-	52,755	43,442
Income and social contribution taxes in the income statement	(71,405)	(26,718)	(572,722)	(421,272)

Current	(71,757)	(26,071)	(534,481)	(356,330)
Deferred	352	(647)	(90,996)	(108,384)
Tax incentives - SUDENE	-	-	52,755	43,442

Effective IRPJ and CSLL rates - %			31.7	29.3

(i)
Nondeductible expenses, consist of certain expenses that cannot be deducted for tax purposes under applicable tax legislation, such as expenses with fines, donations, gifts, losses of assets and certain provisions;

(ii)	Nontaxable revenues, consist of certain gains and income that are not taxable under applicable tax legislation, such as the reimbursement of taxes and the reversal of certain provisions;
(iii)
Brazilian tax law allows for an alternative method of taxation for companies that generated gross revenues of up to R$ 48 million in their previous fiscal year. Certain subsidiaries of the Company adopted this alternative form of taxation, whereby income and social contribution taxes are calculated on a basis that is equal to 32% of operating revenues, as opposed to being calculated based on the effective taxable income of these subsidiaries. The adjustment to estimated income represents the difference between the taxation under this alternative method and the income and social contribution taxes that would have been paid based on the effective statutory rate applied to the taxable income of these subsidiaries.

(iv)
Interest on equity is an option foreseen in Brazilian corporate law to distribute profits to shareholders, calculated based on the long-term interest rate (“TJLP”), which does not affect the income statement, but is deductible for purposes of IRPJ and CSLL.

Ultrapar Participações S.A. and Subsidiaries

Notes to the financial statements

(In thousands of Brazilian Reais, unless otherwise stated)

c.	Tax incentives - SUDENE

The following subsidiaries are entitled to federal tax benefits providing for IRPJ reduction under the program for development of northeastern Brazil operated by the Superintendency for the Development of the Northeast (“SUDENE”):

Subsidiary	Units	Incentive - %	Expiration

Oxiteno Nordeste S.A. Indústria e Comércio	Camaçari plant	75	2016

Bahiana Distribuidora de Gás Ltda.	Caucaia base (1)	75	2012
	Mataripe base (1)	75	2013
	Aracaju base	75	2017
	Suape base	75	2018

Terminal Químico de Aratu S.A. – Tequimar	Aratu terminal (2)	75	2012
	Suape terminal	75	2020

Oleoquímica Indústria e Comércio de Produtos Químicos Ltda.	Camaçari plant	75	2022

(1) In 2014 the subsidiary will request the extension of the recognition of tax incentive for another 10 years, due to the production increase in the Caucaia base and modernization in the Mataripe base.

(2) On December 26, 2013, the petition requesting the extension of the tax incentive for another 10 years was granted by SUDENE, due the modernization in the Aratu terminal. On January 16, 2014 the report was filed with the Federal Revenue Service, which has a period of 120 days for approval before Tequimar can use the incentive retrospectively.

d.	Income and social contribution taxes carryforwards

As of December 31, 2013, the Company and certain subsidiaries have loss carryforwards (income tax) amounting to R$ 142,952 (R$ 171,409 as of December 31, 2012 and R$ 145,030 as of January 1, 2012) and negative basis of CSLL of R$ 109,652 (R$ 155,911 as of December 31, 2012 and R$ 135,454 as of January 1, 2012), whose compensations are limited to 30% of taxable income, which do not expire. Based on these values the Company and its subsidiaries recognized deferred income and social contribution tax assets in the amount of R$ 45,607 as of December 31, 2013 (R$ 56,884 as of December 31, 2012 and R$ 48,448 as of January 1, 2012).

e.	Provisional Measure No. 627

On November 11, 2013 Provisional Measure No. 627 (MP 627/13) was issued, which, among other matters: (i) revokes the Transition Tax Regime (RTT) and regulates the incidence of taxes on the adjustments arising from the convergence of accounting practices adopted in Brazil and international financial reporting standards (IFRS) and (ii) provides for the taxation of residents in Brazil related to profits of overseas subsidiaries and associates.

The Company has assessed the potential effects of MP 627/13 and awaits its conversion into law for completion of the assessment of impacts, however the expected effects are not material based on a preliminary analysis.

Ultrapar Participações S.A. and Subsidiaries

Notes to the financial statements

(In thousands of Brazilian Reais, unless otherwise stated)

10.	Prepaid expenses (Consolidated)

	12/31/2013	12/31/2012	01/01/2012

Rents	92,375	60,931	49,937
Advertising and publicity (1)	25,864	6,218	3,589
Deferred Stock Plan, net (see Note 8.c)	23,408	31,438	21,066
Insurance premiums	10,319	15,612	9,995
Software maintenance	3,900	11,168	16,233
Purchases of meal and transportation tickets	1,541	4,545	4,670
Taxes and other prepaid expenses	5,575	3,551	2,292

	162,982	133,463	107,782

Current	65,177	53,811	39,913

Non-current	97,805	79,652	67,869

(1) On December 31, 2013, R$ 19,194 refer to marketing campaigns that will happen due to the Soccer World Cup 2014 in Brazil.

Ultrapar Participações S.A. and Subsidiaries

Notes to the financial statements

(In thousands of Brazilian Reais, unless otherwise stated)

11.	Investments

a.	Subsidiaries and joint-venture (Parent company)

The table below presents 100% of the amounts of balance sheets and income statements of subsidiaries and joint venture:

	12/31/2013

	Ultracargo – Operações Logísticas e Participações Ltda.	Oxiteno S.A. Indústria e Comércio	Ipiranga Produtos de Petróleo S.A.	Refinaria de Petróleo Riograndense S.A.

Number of shares or units held	11,839,764	35,102,127	224,467,228,244	5,078,888
Assets	1,068,847	3,373,026	9,389,351	214,375
Liabilities	3,888	480,755	7,234,447	145,856
Shareholders’ equity adjusted for intercompany unrealized profits	1,064,959	2,892,330	2,154,904	68,519
Net revenue from sales and services	-	968,975	53,325,243	200,328
Net income for the year after adjustment for intercompany unrealized profits	76,387	215,729	965,607	3,963
% of capital held	100	100	100	33

The percentages in the table above are rounded.

Ultrapar Participações S.A. and Subsidiaries

Notes to the financial statements

(In thousands of Brazilian Reais, unless otherwise stated)

	12/31/2012

	Ultracargo – Operações Logísticas e Participações Ltda.	Oxiteno S.A. Indústria e Comércio	Ipiranga Produtos de Petróleo S.A.	Refinaria de Petróleo Riograndense S.A.

Number of shares or units held	9,323,829	35,102,127	224,467,228,244	5,078,888
Assets	1,008,432	3,143,641	8,933,480	229,328
Liabilities	19,921	794,425	6,497,978	169,820
Shareholders’ equity adjusted for intercompany unrealized profits	988,511	2,349,275	2,435,502	59,508
Net revenue from sales and services	-	926,254	46,745,615	147,633
Net income for the year after adjustment for intercompany unrealized profits	74,243	170,740	783,270	11,980
% of capital held	100	100	100	33
The percentages in the table above are rounded.

	01/01/2012

	Ultracargo – Operações Logísticas e Participações Ltda	Oxiteno S.A. Indústria e Comércio	Ipiranga Produtos de Petróleo S.A.	Refinaria de Petróleo Riograndense S.A.

Number of shares or units held	9,323,829	35,102,127	224,467,228,244	5,078,888
Assets	810,186	2,928,982	7,772,412	198,991
Liabilities	29,664	726,309	5,494,010	142,058
Shareholders’ equity adjusted for intercompany unrealized profits	780,522	2,202,732	2,278,402	56,933
% of capital held	100	100	100	33
The percentages in the table above are rounded.

Operating financial information of the subsidiaries is detailed in Note 21.

Ultrapar Participações S.A. and Subsidiaries

Notes to the financial statements

(In thousands of Brazilian Reais, unless otherwise stated)

Balances and changes in subsidiaries and joint venture are as follows:

	Investments in subsidiaries				Joint-venture
	Ultracargo - Operações Logísticas e Participações Ltda.	Oxiteno S.A. - Indústria e Comércio	Ipiranga Produtos de Petróleo S.A.	Total	Refinaria de Petróleo Riograndense S.A.	Total

Balance as of December 31, 2011	780,883	2,206,872	2,284,440	5,272,195	18,904	5,291,099
Effect of adoption of IAS 19 (CPC 33 (R2)) - Employee benefits	(361)	(4,140)	(6,038)	(10,539)	-	(10,539)
Balance as of January 1, 2012	780,522	2,202,732	2,278,402	5,261,656	18,904	5,280,560
Share of profit of subsidiaries and joint ventures	74,243	170,740	783,270	1,028,253	3,866	1,032,119
Dividends and interest on equity (gross)	(16,145)	(40,149)	(619,136)	(675,430)	(3,011)	(678,441)
Capital increase	150,000	-	-	150,000	-	150,000
Tax liabilities on equity- method revaluation reserve	-	-	(59)	(59)	-	(59)
Valuation adjustment of subsidiaries	(109)	(1,095)	(6,975)	(8,179)	-	(8,179)
Translation adjustments of foreign-based subsidiaries	-	17,047	-	17,047	-	17,047
Balance as of December 31, 2012	988,511	2,349,275	2,435,502	5,773,288	19,759	5,793,047
Share of profit of subsidiaries and joint ventures	76,387	215,729	965,607	1,257,723	4,780	1,262,503
Dividends and interest on equity (gross)	-	(51,235)	(560,942)	(612,177)	(1,788)	(613,965)
Capital increase	-	350,000	-	350,000	-	350,000
Capital decrease	-	-	(700,000)	(700,000)	-	(700,000)
Tax liabilities on equity- method revaluation reserve	-	-	(139)	(139)	-	(139)
Valuation adjustment of subsidiaries	61	3,106	14,876	18,043	-	18,043
Translation adjustments of foreign-based subsidiaries	-	25,455	-	25,455	-	25,455

Balance as of December 31, 2013	1,064,959	2,892,330	2,154,904	6,112,193	22,751	6,134,944

Ultrapar Participações S.A. and Subsidiaries

Notes to the financial statements

(In thousands of Brazilian Reais, unless otherwise stated)

b.	Joint ventures (Consolidated)

The Company holds an interest in RPR, which is primarily engaged in oil refining.

The subsidiary Ultracargo Participações holds an interest in Uniăo Vopak, which is primarily engaged in liquid bulk storage in the port of Paranaguá.

The subsidiary Ipiranga Produtos de Petróleo S.A. (“IPP”) holds an interest in ConectCar, which is primarily engaged in electronic payment of tolls, parking and fuel. ConectCar, formed in November 2012, started its operation on April 23, 2013 in the State of Săo Paulo and as of December 31, 2013 also operates in the State of Pernambuco and Bahia.

The subsidiary IPP held an interest in Maxfácil, which was primarily engaged in the management of Ipiranga-branded credit cards. In November 2012, Maxfácil was split between the partners in proportion to their shareholdings and subsequently merged by each partner.

These investments are accounted for under the equity method of accounting based on their information as of December 31, 2013.

Balances and changes in joint ventures are as follows:

	Movements in investments
	Uniăo Vopak	RPR	ConectCar	Maxfácil	Total

Balance as of January 1, 2012	6,331	18,904	-	95,568	120,803
Share of profit (loss) of joint ventures	633	3,866	(1,319)	7,110	10,290
Dividends received	(1,250)	(3,011)	-	(7,674)	(11,935)
Capital increase	-	-	4,055	-	4,055
Merger	-	-	-	(95,004)	(95,004)
Balance as of December 31, 2012	5,714	19,759	2,736	-	28,209
Share of profit (loss) of joint ventures	1,302	4,780*	(11,962)	-	(5,880)
Dividends received	(1,100)	(1,788)	-	-	(2,888)
Capital increase	-	-	24,945	-	24,945
Balance as of December 31, 2013	5,916	22,751	15,719	-	44,386

*Includes adjustments related to the conclusion of the audit of 2012.

Ultrapar Participações S.A. and Subsidiaries

Notes to the financial statements

(In thousands of Brazilian Reais, unless otherwise stated)

In the table below are shown the full positions of balance sheet and income of joint ventures:

	12/31/2013
	Uniăo Vopak	RPR	ConectCar
Current assets	3,814	115,968	26,585
Non-current assets	9,358	98,407	25,301
Current liabilities	1,340	46,973	20,448
Non-current liabilities	-	98,883	-
Shareholders’ equity	11,832	68,519	31,438
Net revenue from sales and services	12,632	200,328	4,146
Costs and operating expenses	(8,954)	(191,860)	(40,319)
Net financial income and income and social contribution taxes	(1,074)	(4,505)	12,248
Net income (loss)	2,604	3,963	(23,925)

Number of shares or units held	29,995	5,078,888	50,000,000
% of capital held	50	33	50

The percentages in the table above are rounded.

	12/31/2012
	Uniăo Vopak	RPR	ConectCar
Current assets	4,254	137,729	12,616
Non-current assets	9,908	91,599	9,363
Current liabilities	2,734	88,070	16,507
Non-current liabilities	-	81,750	-
Shareholders’ equity	11,428	59,508	5,472
Net revenue from sales and services	14,572	147,633	14
Costs and operating expenses	(12,914)	(109,984)	(4,018)
Net financial income and income and social contribution taxes	(392)	(25,669)	1,367
Net income (loss)	1,266	11,980	(2,637)

Number of shares or units held	29,995	5,078,888	25,000,000
% of capital held	50	33	50

The percentages in the table above are rounded.

	01/01/2012
	Uniăo Vopak	RPR	Maxfácil
Current assets	2,657	112,592	176,531
Non-current assets	11,034	86,399	19,122
Current liabilities	1,029	35,688	4,517
Non-current liabilities	-	106,370	-
Shareholders’ equity	12,662	56,933	191,136

Number of shares or units held	29,995	5,078,888	10,997
% of capital held	50	33	50

The percentages in the table above are rounded.

Ultrapar Participações S.A. and Subsidiaries

Notes to the financial statements

(In thousands of Brazilian Reais, unless otherwise stated)

c.	Associates (Consolidated)

Subsidiary IPP holds an interest in Transportadora Sulbrasileira de Gás S.A., which is primarily engaged in natural gas transportation services.

Subsidiary Oxiteno S.A. holds an interest in Oxicap Indústria de Gases Ltda. (“Oxicap”), which is primarily engaged in the supply of nitrogen and oxygen for its shareholders in the Mauá petrochemical complex.

Subsidiary Oxiteno Nordeste S.A. Indústria e Comércio (“Oxiteno Nordeste”) holds an interest in Química da Bahia Indústria e Comércio S.A., which is primarily engaged in manufacturing, marketing and processing of chemicals. The operations of this associate are currently suspended.

Subsidiary Companhia Ultragaz S.A. (“Cia. Ultragaz”) holds an interest in Metalúrgica Plus S.A., which is primarily engaged in the manufacture and trading of LPG containers. The operations of this associate are currently suspended.

Subsidiary IPP holds an interest in Plenogás Distribuidora de Gás S.A., which is primarily engaged in the marketing of LPG. The operations of this associate are currently suspended.

The investment of subsidiary Oxiteno S.A. in the associate Oxicap is accounted for under the equity method of accounting based on its information as of November 30, 2013, while the other associates are valued based on the financial statement as of December 31, 2013.

Balances and changes in associates are as follows:

	Movements in investments
	Transportadora Sulbrasileira de Gás S.A.	Oxicap Indústria de Gases Ltda.	Química da Bahia Indústria e Comércio S.A.		Total

Balance as of January 1, 2012	6,828	2,105	3,693		12,626
Dividends received	(146)	-		-	(146)
Share of profit (loss) of associates	332	(85)	(57)		190
Balance as of December 31, 2012	7,014	2,020	3,636		12,670
Capital reduction	(1,500)	-	-		(1,500)
Dividends received	(316)	-		-	(316)
Share of profit (loss) of associates	764	124	(1)		887

Balance as of December 31, 2013	5,962	2,144	3,635		11,741

Ultrapar Participações S.A. and Subsidiaries

Notes to the financial statements

(In thousands of Brazilian Reais, unless otherwise stated)

In the table below are shown the full positions of balance sheet and income of associates:

	12/31/2013
	Transportadora Sulbrasileira de Gás S.A.	Oxicap Indústria de Gases Ltda.	Química da Bahia Indústria e Comércio S.A.	Metalúrgica Plus S.A.	Plenogás Distribuidora de Gás S.A.

Current assets	4,482	19,507	85	555	3
Non-current assets	20,449	73,767	10,085	331	2,926
Current liabilities	749	11,019	-	17	62
Non-current liabilities	332	73,681	2,901	1,708	3,459
Shareholders’ equity	23,850	8,574	7,269	(839)	(592)
Net revenue from sales and services	6,794	31,458	-	-	-
Costs, operating expenses and income	(3,665)	(30,629)	(30)	(159)	276
Net financial income and income and social contribution taxes	(74)	(335)	28	1	12
Net income (loss) for the year	3,055	494	(2)	158	288

Number of shares or units held	20,124,996	156	1,493,120	3,000	1,384,308
% of capital held	25	25	50	33	33

The percentages in the table above are rounded.

Ultrapar Participações S.A. and Subsidiaries

Notes to the financial statements

(In thousands of Brazilian Reais, unless otherwise stated)

	12/31/2012
	Transportadora Sulbrasileira de Gás S.A.	Oxicap Indústria de Gases Ltda.	Química da Bahia Indústria e Comércio S.A.	Metalúrgica Plus S.A.	Plenogás Distribuidora de Gás S.A.

Current assets	8,074	15,300	207	364	30
Non-current assets	20,881	88,938	9,745	678	3,150
Current liabilities	565	7,712	-	15	92
Non-current liabilities	332	88,446	2,682	1,708	3,972
Shareholders’ equity	28,058	8,080	7,270	(681)	(884)
Net revenue from sales and services	5,150	32,301	-	-	-
Costs, operating expenses and income	(3,932)	(32,384)	(78)	(141)	356
Net financial income and income and social contribution taxes	110	(256)	(36)	8	(33)
Net income (loss) for the year	1,328	(339)	(114)	(133)	323

Number of shares or units held	20,124,996	156	1,493,120	3,000	1,384,308
% of capital held	25	25	50	33	33

The percentages in the table above are rounded.

	01/01/2012
	Transportadora Sulbrasileira de Gás S.A.	Oxicap Indústria de Gases Ltda.	Química da Bahia Indústria e Comércio S.A.	Metalúrgica Plus S.A.	Plenogás Distribuidora de Gás S.A.

Current assets	6,282	11,049	774	332	25
Non-current assets	22,032	93,310	8,836	842	3,132
Current liabilities	668	6,638	-	13	61
Non-current liabilities	332	89,301	2,226	1,708	4,304
Shareholders’ equity	27,314	8,420	7,384	(547)	(1,208)

Number of shares or units held	20,124,996	156	1,493,120	3,000	1,384,308
% of capital held	25	25	50	33	33

 The percentages in the table above are rounded.

Ultrapar Participações S.A. and Subsidiaries

Notes to the financial statements

(In thousands of Brazilian Reais, unless otherwise stated)

12.	Property, plant and equipment (Consolidated)

Balances and changes in property, plant and equipment are as follows:

	Weighted average useful life (years)	Balance in 12/31/2012	Additions	Depreciation	Transfer	Write-offs	Oxiteno Uruguay acquisiton (1)	Effect of foreign currency exchange rate variation	Balance in 12/31/2013

Cost:
Land	-	403,563	3,883	-	53,725	(12,036)	6,881	2,603	458,619
Buildings	29	1,152,647	6,973	-	66,744	(17,538)	(279)	11,199	1,219,746
Leasehold improvements	12	507,548	5,663	-	37,669	(1,097)	-	58	549,841
Machinery and equipment	12	3,465,698	78,304	-	126,864	(3,755)	18,048	60,742	3,745,901
Automotive fuel/lubricant distribution equipment and facilities	14	1,816,791	90,621	-	42,059	(19,010)	-	9,259	1,939,720
LPG tanks and bottles	12	441,006	73,053	-	(30)	(53,433)	-	-	460,596
Vehicles	10	198,674	17,415	-	12,948	(15,517)	156	(41)	213,635
Furniture and utensils	8	117,296	4,912	-	2,554	(183)	-	2,179	126,758
Construction in progress	-	294,328	306,870	-	(293,931)	(2,295)	-	(2,896)	302,076
Advances to suppliers	-	12,881	67,824	-	(53,147)	-	-	-	27,558
Imports in progress	-	174	240	-	(145)	-	-	(139)	130
IT equipment	5	197,881	13,007	-	973	(5,846)	-	271	206,286
		8,608,487	668,765	-	(3,717)	(130,710)	24,806	83,235	9,250,866

Accumulated depreciation:
Buildings		(496,449)	-	(38,652)	(923)	8,631	-	(6,383)	(533,776)
Leasehold improvements		(237,447)	-	(33,111)	(19)	754	-	225	(269,598)
Machinery and equipment		(1,673,635)	-	(219,443)	867	2,337	-	(49,364)	(1,939,238)
Automotive fuel/lubricant distribution equipment and facilities		(972,014)	-	(105,921)	2	11,508	-	-	(1,066,425)
LPG tanks and bottles		(216,707)	-	(28,133)	28	23,491	-	-	(221,321)
Vehicles		(89,221)	-	(9,287)	-	10,719	-	(71)	(87,860)
Furniture and utensils		(83,447)	-	(8,160)	1	144	-	(1,784)	(93,246)
IT equipment		(166,721)	-	(12,145)	1	4,973	-	(50)	(173,942)
		(3,935,641)	-	(454,852)	(43)	62,557	-	(57,427)	(4,385,406)

Provision for losses:
Land		(197)	-	-	-	-	-	-	(197)
Machinery and equipment		(5,616)	(155)	-	-	744	-	-	(5,027)
IT equipment		(3)	(6)	-	-	3	-	-	(6)
Vehicles		-	(106)	-	-	106	-	-	-
Furniture and utensils		(10)	-	-	-	5	-	-	(5)
		(5,826)	(267)	-	-	858	-	-	(5,235)

Net amount		4,667,020	668,498	(454,852)	(3,760)	(67,295)	24,806	25,808	4,860,225

Ultrapar Participações S.A. and Subsidiaries

Notes to the financial statements

(In thousands of Brazilian Reais, unless otherwise stated)

	Weighted average useful life (years)	Balance in 01/01/2012	Additions	Depreciation	Transfer	Write-offs	Temmar acquisition (1)	Oxiteno Uruguay acquisiton (1)	Effect of foreign currency exchange rate variation	Balance in 12/31/2012

Cost:
Land	-	354,077	39,350	-	20,411	(11,384)	-	171	938	403,563
Buildings	28	1,095,400	9,077	-	55,722	(24,120)	-	10,599	5,969	1,152,647
Leasehold improvements	13	402,419	6,452	-	68,156	(1,256)	31,749	29	(1)	507,548
Machinery and equipment	13	3,125,412	77,563	-	131,035	(10,740)	60,257	34,851	47,320	3,465,698
Automotive fuel/lubricant distribution equipment and facilities	14	1,639,532	130,303	-	67,223	(20,267)	-	-	-	1,816,791
LPG tanks and bottles	12	415,905	65,843	-	31	(40,773)	-	-	-	441,006
Vehicles	9	191,842	14,977	-	10,151	(19,048)	77	292	383	198,674
Furniture and utensils	8	109,034	4,408	-	897	(149)	238	1,164	1,704	117,296
Construction in progress	-	229,392	392,189	-	(344,433)	(887)	-	14,769	3,298	294,328
Advances to suppliers	-	11,482	15,102	-	(13,701)	(2)	-	-	-	12,881
Imports in progress	-	166	84	-	(105)	-	-	40	(11)	174
IT equipment	5	186,886	9,682	-	3,395	(2,820)	306	195	237	197,881
		7,761,547	765,030	-	(1,218)	(131,446)	92,627	62,110	59,837	8,608,487

Accumulated depreciation:
Buildings		(463,773)	-	(36,423)	(40)	11,220	-	(2,563)	(4,870)	(496,449)
Leasehold improvements		(210,338)	-	(27,009)	(66)	1,045	(1,051)	(28)	-	(237,447)
Machinery and equipment		(1,411,609)	-	(204,144)	2	6,292	(3,060)	(15,286)	(45,830)	(1,673,635)
Automotive fuel/lubricant distribution equipment and facilities		(892,860)	-	(95,113)	137	15,822	-	-	-	(972,014)
LPG tanks and bottles		(205,213)	-	(25,990)	(29)	14,525	-	-	-	(216,707)
Vehicles		(95,683)	-	(7,941)	-	14,817	(29)	(93)	(292)	(89,221)
Furniture and utensils		(73,155)	-	(8,389)	-	124	(29)	(426)	(1,572)	(83,447)
IT equipment		(156,320)	-	(12,198)	(38)	2,167	(97)	(100)	(135)	(166,721)
		(3,508,951)	-	(417,207)	(34)	66,012	(4,266)	(18,496)	(52,699)	(3,935,641)

Provision for losses:
Land		(197)	-	-	-	-	-	-	-	(197)
Machinery and equipment		(1,475)	(4,195)	-	-	54	-	-	-	(5,616)
IT equipment		-	(3)	-	-	-	-	-	-	(3)
Furniture and utensils		-	(10)	-	-	-	-	-	-	(10)
		(1,672)	(4,208)	-	-	54	-	-	-	(5,826)

Net amount		4,250,924	760,822	(417,207)	(1,252)	(65,380)	88,361	43,614	7,138	4,667,020

(1)	For further information on the Oxiteno Uruguay and Temmar acquisitions see Note 3.a) and 3.b), respectively.

Construction in progress relates substantially to expansions and renovations of industrial facilities and terminals and construction and upgrade of service stations and fuel distribution bases.

Advances to suppliers of property, plant and equipment relate basically to manufacturing of equipment for expansion of plants, terminals and bases, modernization of service stations and acquisition of real estate.

Ultrapar Participações S.A. and Subsidiaries

Notes to the financial statements

(In thousands of Brazilian Reais, unless otherwise stated)

13.	Intangible assets (Consolidated)

Balances and changes in intangible assets are as follows:

	Weighted average useful life (years)	Balance in 12/31/2012	Additions	Amortization	Transfer	Write-offs	Oxiteno Uruguay Aquisition (1)	Effect of foreign currency exchange rate variation	Balance in 12/31/2013

Cost:
Goodwill	-	906,680	-	-	-	-	(10,071)	-	896,609
Software	5	324,881	36,457	-	(9,778)	(697)	-	2,774	353,637
Technology	5	32,257	179	-	-	-	-	-	32,436
Commercial property rights	30	16,334	-	-	-	-	-	-	16,334
Distribution rights	5	1,706,335	505,373	-	-	-	1,865	-	2,213,573
Others	9	29,822	927	-	11,231	(155)	-	3,698	45,523
		3,016,309	542,936	-	1,453	(852)	(8,206)	6,472	3,558,112
Accumulated amortization:
Goodwill	(101,983)	-	-	-	-	-	-	(101,983)
Software	(233,520)	-	(32,472)	3,698	693	-	(92)	(261,693)
Technology	(22,717)	-	(4,973)	-	-	-	-	(27,690)
Commercial property rights	(4,966)	-	(549)	-	-	-	-	(5,515)
Distribution rights	(687,381)	-	(302,787)	(1,854)	-	-	-	(992,022)
Others	(442)	-	(50)	-	43	-	(5)	(454)
	(1,051,009)	-	(340,831)	1,844	736	-	(97)	(1,389,357)

Provision for losses:
Software	(4)	-	-	-	4	-	-	-
	(4)	-	-	-	4	-	-	-

Net amount	1,965,296	542,936	(340,831)	3,297	(112)	(8,206)	6,375	2,168,755

Ultrapar Participações S.A. and Subsidiaries

Notes to the financial statements

(In thousands of Brazilian Reais, unless otherwise stated)

	Weighted average useful life (years)	Balance in 01/01/2012	Additions	Amortization	Transfer	Write- offs	Oxiteno Uruguay Aquisition (1)	Temmar Aquisition (1)	Effect of foreign currency exchange rate variation	Balance in 12/31/2012

Cost:
Goodwill	-	807,972	-	-	-	-	54,927	43,781	-	906,680
Software	5	288,286	35,354	-	229	(162)	236	-	938	324,881
Technology	5	32,257	-	-	-	-	-	-	-	32,257
Commercial property rights	30	16,334	-	-	-	-	-	-	-	16,334
Distribution rights	5	1,150,941	533,185	-	966	-	-	21,243	-	1,706,335
Others	7	4,155	26,230 (2)	-	-	-	-	-	(563)	29,822
		2,299,945	594,769	-	1,195	(162)	55,163	65,024	375	3,016,309

Accumulated amortizationn:
Goodwill		(101,983)	-	-	-	-	-	-	-	(101,983)
Software		(203,538)	-	(30,311)	16	162	(132)	-	283	(233,520)
Technology		(16,657)	-	(6,060)	-	-	-	-	-	(22,717)
Commercial property rights		(4,417)	-	(549)	-	-	-	-	-	(4,966)
Distribution rights		(433,873)	-	(251,099)	(2,409)	-	-	-	-	(687,381)
Others		(345)	-	(82)	(19)	-	-	-	4	(442)
		(760,813)	-	(288,101)	(2,412)	162	(132)	-	287	(1,051,009)

Provision for losses:
Software		-	(4)	-	-	-	-	-	-	(4)
		-	(4)	-	-	-	-	-	-	(4)

Net amount		1,539,132	594,765	(288,101)	(1,217)	-	55,031	65,024	662	1,965,296

(1) For further information on the Oxiteno Uruguay and Temmar acquisitions see Note 3.a) and 3.b), respectively.

(2) In 2012, Ipiranga acquired the ‘am/pm’ brand in Brazil for R$ 26,132. am/pm is the largest convenience stores chain in Brazil. am/pm is an important part of Ipiranga´s differentiation model in services and convenience.

i) Goodwill from acquisition of companies was amortized until December 31, 2008, when its amortization ceased. The net remaining balance is tested annually for impairment analysis purposes.

The Company has the following balances of goodwill:

	12/31/2013	12/31/2012	01/01/2012
Goodwill on the acquisition of:
Ipiranga	276,724	276,724	276,724
Uniăo Terminais	211,089	211,089	211,089
Texaco	177,759	177,759	177,759
Oxiteno Uruguay	44,856	54,927	-
Temmar	43,781	43,781	-
DNP	24,736	24,736	24,736
Repsol	13,403	13,403	13,403
Others	2,278	2,278	2,278
	794,626	804,697	705,989

Ultrapar Participações S.A. and Subsidiaries

Notes to the financial statements

(In thousands of Brazilian Reais, unless otherwise stated)

On December 31, 2013 the Company tested the balances of goodwill shown in the table above for impairment. The determination of value in use involves assumptions, judgments and estimates of cash flows, such as growth rates of revenues, costs and expenses, estimates of investments and working capital and discount rates. The assumptions about growth projections and future cash flows are based on the Company's business plan, as well as comparable market data, and represent management’s best estimate of the economic conditions that will exist over the economic life of the various CGUs, to which goodwill is related.

The evaluation of the value in use is calculated for a period of five years, after which we calculate the perpetuity, considering the possibility of carrying the business on indefinitely.

The discount and real growth rates used to extrapolate the projections ranged from 11.3% to 24.9% and 0% to 5.0% p.a., respectively, depending on the CGU analyzed.

The Company’s goodwill impairment tests did not result in the recognition of losses for the year ended December 31, 2013.

ii) Software includes user licenses and costs for the implementation of the various systems used by the Company and its subsidiaries, such as: integrated management and control, financial management, foreign trade, industrial automation, operational and storage management, accounting information and other systems.

iii) The subsidiaries Oxiteno S.A., Oxiteno Nordeste and Oleoquímica Indústria e Comércio de Produtos Químicos Ltda. (“Oleoquímica”) recognize as technology certain rights of use held by them. Such licenses include the production of ethylene oxide, ethylene glycols, ethanolamines, glycol ethers, ethoxylates, solvents, fatty acids from vegetable oils, fatty alcohols, and specialty chemicals, which are products that are supplied to various industries.

iv) Commercial property rights include those described below:

•
On July 11, 2002, subsidiary Tequimar executed an agreement with CODEBA – Companhia das Docas do Estado da Bahia, which allows it to explore the area in which the Aratu Terminal is located for 20 years, renewable for a similar period. The price paid by Tequimar was R$ 12,000, which is being amortized over the period from August 2002 to July 2042.

•

In addition, subsidiary Tequimar has a lease contract for an area adjacent to the Port of Santos for 20 years from December 2002, renewable for a similar period, which allows the construction, operation, and use of a terminal for liquid bulk unloading, tank storage, handling, and distribution. The price paid by Tequimar was R$ 4,334, which is being amortized over the period from August 2005 to December 2022.

v) Distribution rights refer mainly to bonus disbursements as provided in Ipiranga’s agreements with resellers and large customers. Bonus disbursements are recognized when paid and recognized as an expense in the income statement over the term of the agreement (typically 5 years) which is reviewed as per the changes occurred in the agreements.

vi) Others are represented substantially by the acquisition cost of the ‘am/pm’ brand in Brazil.

The amortization expenses were recognized in the financial statements as shown below:

	12/31/2013	12/31/2012

Inventories and cost of products and services sold	11,534	13,701
Selling and marketing	298,786	246,828
General and administrative	30,511	27,572
	340,831	288,101

Ultrapar Participações S.A. and Subsidiaries

Notes to the financial statements

(In thousands of Brazilian Reais, unless otherwise stated)

14	Loans, debentures and finance leases (Consolidated)

a.	Composition

Description	12/31/2013	12/31/2012	01/01/2012	Index/Currency	Weighted average financial charges 12/31/2013 - % p.a.	Maturity

Foreign currency – denominated loans:
Notes in the foreign market (b)	584,521	508,883	466,197	US$	+7.3	2015
Foreign loan (c.1) (*)	187,340	159,550	-	US$ + LIBOR (i)	+0.8	2015
Foreign loan (c.2)	140,341	122,152	111,868	US$ + LIBOR (i)	+1.0	2014
Advances on foreign exchange contracts	136,753	114,760	125,813	US$	+1.4	< 349 days
Financial institutions (e)	95,792	84,007	-	US$	+2.1	2014 to 2017
Financial institutions (e)	46,740	40,641	-	US$ + LIBOR (i)	+2.0	2017
BNDES (d)	46,623	59,291	72,869	US$	+5.6	2014 to 2020
Financial institutions (e)	31,241	25,259	28,454	MX$ + TIIE (ii)	+1.2	2014 to 2016
Foreign currency advances delivered	25,511	52,744	45,692	US$	+1.2	< 112 days
Financial institutions (e)	-	30,194	21,784	Bs (iii)	-	-
FINIMP	-	-	878	US$	-	-
Subtotal	1,294,862	1,197,481	873,555

Brazilian Reais – denominated loans:
Banco do Brasil – floating rate (f)	2,402,553	668,900	213,055	CDI	103.3	2014 to 2019
Banco do Brasil – fixed rate (f) (*)	905,947	1,948,096	2,208,109	R$	+12.1	2014 to 2015
Debentures - 4th issuance (g.1)	852,483	845,891	-	CDI	108.3	2015
BNDES (d)	633,829	677,840	890,865	TJLP (iv)	+2.5	2014 to 2020
Debentures - 1st public issuance IPP (g.2)	606,929	602,328	-	CDI	107.9	2017
Banco do Nordeste do Brasil	104,072	118,754	86,108	R$	+8.5 (vi)	2018 to 2021
BNDES (d)	47,428	49,163	57,188	R$	+5.3	2015 to 2020
Finance leases (i)	44,338	42,419	42,356	IGP-M (v)	+5.6	2031
FINEP	38,845	30,789	10,904	R$	+4.0	2019 to 2021
Export Credit Note (h) (*)	24,994	-	-	R$	+8.0	2016
FINEP	6,718	23,488	45,647	TJLP (iv)	+0.0	2014 to 2023
Fixed finance leases (i)	53	494	1,297	R$	+14.0	2014
FINAME	-	510	2,106	TJLP	-	-
Debentures – 3th issuance (g.3)	-	-	1,002,451	CDI	-	-
Loans - Maxfácil	-	-	86,364	CDI	-	-
Subtotal	5,668,189	5,008,672	4,646,450

Currency and interest rate hedging instruments	6,575	9,699	22,089

Total	6,969,626	6,215,852	5,542,094

Current	1,829,989	1,627,955	2,304,957

Non-current	5,139,637	4,587,897	3,237,137
(*) These transactions were designated for hedge accounting (see Note 22 – Hedge accounting).

Ultrapar Participações S.A. and Subsidiaries

Notes to the financial statements

(In thousands of Brazilian Reais, unless otherwise stated)

(i)	LIBOR = London Interbank Offered Rate.
(ii)	MX$ = Mexican Peso; TIIE = the Mexican interbank balance interest rate.
(iii)	Bs = Venezuelan Bolivar.
(iv)
TJLP (Long-term Interest Rate) = set by the National Monetary Council, TJLP is the basic financing cost of Banco Nacional de Desenvolvimento Econômico e Social (“BNDES”), the Brazilian Development Bank. On December 31, 2013, TJLP was fixed at 5.0% p.a.

(v)	IGP-M = General Market Price Index is a measure of Brazilian inflation, calculated by the Getúlio Vargas Foundation.
(vi)
Contract linked to the rate of FNE (Northeast Constitutional Financing Fund) fund whose purpose is to foster the development of the industrial sector, administered by Banco do Nordeste do Brasil. On December 31, 2013, the FNE interest rate was 10% p.a. FNE grants a discount of 15% over the interest rate for timely payments.

The long-term consolidated debt had the following maturity schedule:

	12/31/2013	12/31/2012	01/01/2012

From 1 to 2 years	2,831,799	1,440,473	1,203,175
From 2 to 3 years	493,356	2,105,115	870,784
From 3 to 4 years	797,605	166,648	976,120
From 4 to 5 years	68,640	762,556	93,918
More than 5 years	948,237	113,105	93,140
	5,139,637	4,587,897	3,237,137

As provided in IAS 39 (CPC 8 (R1)), the transaction costs and issuance premiums associated with debt issuance by the Company and its subsidiaries were added to their financial liabilities, as shown in Note 14.j).

The Company’s management entered into hedging instruments against foreign exchange and interest rate variations for a portion of its debt obligations (see Note 22).

Ultrapar Participações S.A. and Subsidiaries

Notes to the financial statements

(In thousands of Brazilian Reais, unless otherwise stated)

b.	Notes in the foreign market

In December 2005, the subsidiary LPG International Inc. (“LPG Inc.”) issued US$ 250 million in notes in the foreign market, maturing in December 2015, with interest rate of 7.3% p.a., paid semiannually. The notes were guaranteed by the Company and its subsidiary Oxiteno S.A.

As a result of the issuance of these notes, the Company and its subsidiaries are required to undertake certain obligations, including:

•
Limitation on transactions with shareholders that hold 5% or more of any class of stock of the Company, except upon fair and reasonable terms no less favorable than could be obtained in a comparable arm’s-length transaction with a third party.

•
Required board approval for transactions with shareholders that hold 5% or more of any class of stock of the Company, or with their subsidiaries, in an amount higher than US$ 15 million (except transactions of the Company with its subsidiaries and between its subsidiaries).

•	Restriction on sale of all or substantially all assets of the Company and subsidiaries LPG and Oxiteno S.A.

•	Restriction on encumbrance of assets exceeding US$ 150 million or 15% of the value of the consolidated tangible assets.

The Company and its subsidiaries are in compliance with the levels of covenants required by these loans. The restrictions imposed on the Company and its subsidiaries are customary in transactions of this kind and have not limited their ability to conduct their business to date.

c.	Foreign loans

1) In November 2012 the subsidiary IPP contracted a foreign loan in the amount of US$ 80 million, due in November 2015 and bearing interest of LIBOR + 0.8% p.a., paid quarterly. IPP also contracted hedging instruments with floating interest rate in U.S. dollar and exchange rate variation, changing the foreign loan charge to 104.1% of CDI (see Note 22). IPP designated these hedging instruments as a fair value hedge; therefore, loan and hedging instruments are both measured at fair value from inception, with changes in fair value recognized through profit or loss. The foreign loan is secured by the Company.

2) The subsidiary Oxiteno Overseas Corp. (“Oxiteno Overseas”) has a foreign loan in the amount of US$ 60 million with maturity in June 2014 and interest of LIBOR + 1.0% p.a., paid semiannually. The Company, through its subsidiary Cia. Ultragaz, contracted hedging instruments with floating interest rate in dollar and exchange rate variation, changing the foreign loan charge to 86.9% of CDI (see Note 22). The foreign loan is guaranteed by the Company and its subsidiary Oxiteno S.A.

As a result of these foreign loans, some obligations mentioned in Note 14.b) must also be maintained by the Company and its subsidiaries. Additionally, during these contracts, the Company shall maintain the following financial ratios, calculated based on its audited consolidated financial statement:

•
Maintenance of a financial ratio, determined by the ratio between consolidated net debt and consolidated Earnings before Interest, Taxes, Depreciation and Amortization (EBITDA), at less than or equal to 3.5.

•	Maintenance of a financial ratio, determined by the ratio between consolidated EBITDA and consolidated net financial expenses, higher than or equal to 1.5.

The Company is in compliance with the levels of covenants required by these loans. The restrictions imposed on the Company and its subsidiaries are usual for this type of transactions and have not limited their ability to conduct their business to date.

Ultrapar Participações S.A. and Subsidiaries

Notes to the financial statements

(In thousands of Brazilian Reais, unless otherwise stated)

d.	BNDES

The Company and its subsidiaries have financing from BNDES for some of their investments and for working capital.

During the term of these agreements, the Company must maintain the following capitalization and current liquidity levels, as determined in the annual consolidated audited balance sheet:

-	capitalization level: shareholders’ equity / total assets equal to or above 0.3; and
-	current liquidity level: current assets / current liabilities equal to or above 1.3.

The Company is in compliance with the levels of covenants required by these loans. The restrictions imposed on the Company and its subsidiaries are usual for this type of transactions and have not limited their ability to conduct their business to date.

e.	Financial institutions

The subsidiaries Oxiteno Mexico S.A. de C.V., Oxiteno Andina, Oxiteno USA LLC and Oxiteno Uruguay have loans to finance investments and working capital.

f.	Banco do Brasil

The subsidiary IPP has fixed and floating interest rate loans with Banco do Brasil to finance the marketing, processing or manufacturing of agricultural goods (ethanol). IPP contracted interest hedging instruments, thus converting the fixed rates for these loans into an average 99.3% of CDI (see Note 22). IPP designates these hedging instruments as a fair value hedge; therefore, loans and hedging instruments are both stated at fair value from inception. Changes in fair value are recognized in profit or loss.

These loans mature, as follows (include interest until December 31, 2013):

Maturity	12/31/2013

Jan/14	410,172
Mar/14	252,709
Apr/14	64,393
May/14	451,926
Feb/15	368,515
May/15	669,965
Feb/16	166,666
May/16	100,000
May/19	824,154
Total	3,308,500

During the first semester of 2013, IPP renegotiated loans with original maturities in this period, with principal amounts of (i) R$ 500 million, changing the maturity to February 2015 and February 2016 and (ii) R$ 300 million, changing the maturity to May 2015 and May 2016, both with floating interest rate of 104.3% of CDI.

In the second quarter of 2013, IPP contracted an additional loan in the notional amount of R$ 800 million, maturing in May 2019 and floating interest rate of 104.0% of CDI.

Ultrapar Participações S.A. and Subsidiaries

Notes to the financial statements

(In thousands of Brazilian Reais, unless otherwise stated)

g.	Debentures

1)	In March 2012, the Company made its fourth issuance of debentures, in a single series of 800 simple, nonconvertible into shares, unsecured debentures, and its main characteristics are as follows:

Face value unit:	R$ 1,000,000.00
Final maturity:	March 16, 2015
Payment of the face value:	Lump sum at final maturity
Interest:	108.3% of CDI
Payment of interest:	Annually
Reprice:	Not applicable

2)
In December 2012, the subsidiary IPP made its first issuance of public debentures in single series of 60,000 simple, nonconvertible into shares, unsecured, nominative and registered debentures, and its main characteristics are as follows:

Face value unit:	R$ 10,000.00
Final maturity:	November 16, 2017
Payment of the face value:	Lump sum at final maturity
Interest:	107.9% of CDI
Payment of interest:	Semiannually
Reprice:	Not applicable

3)
In March 2012, the Company made early partial redemptions of 800 debentures and on December 4, 2012, the maturity date of these debentures, the Company settled the remaining 200 debentures. The debentures had annual interest payments and amortization in one single tranche at the maturity date, according to the following characteristics:

Face value unit:	R$ 1,000,000.00
Final maturity:	December 4, 2012
Payment of the face value:	Lump sum at final maturity
Interest:	108.5% of CDI
Payment of interest:	Annually
Reprice:	Not applicable

Ultrapar Participações S.A. and Subsidiaries

Notes to the financial statements

(In thousands of Brazilian Reais, unless otherwise stated)

h.	Export credit note

In March 2013, the subsidiary Oxiteno Nordeste contracted an export credit note in the amount of R$ 17.5 million, with maturity in March 2016 and fixed interest rate of 8% p.a., paid quarterly.

In August 2013, the subsidiary Oxiteno Nordeste contracted an export credit note in the amount of R$ 10.0 million, with maturity in August 2016 and fixed interest rate of 8% p.a., paid quarterly.

Oxiteno Nordeste contracted interest hedging instruments, thus converting the fixed rates for these loans into 88.8% of CDI (see Note 22). Oxiteno Nordeste designated these hedging instruments as a fair value hedge; therefore, loans and hedging instruments are both measured at fair value from inception. Changes in fair value are recognized in profit or loss.

i.	Finance leases

The subsidiary Cia. Ultragaz has a finance lease contract related to LPG bottling facilities, maturing in April 2031.

The subsidiary Serma – Associaçăo dos Usuários de Equipamentos de Processamento de Dados e Serviços Correlatos (“Serma”) has finance lease contracts related to IT equipment with terms of 36 months. The subsidiary has the option to purchase the assets at a price substantially lower than the fair market price on the date of option, and management intends to exercise such option.

The financial leases contracts of vehicles for fuel transportation of the subsidiary Tropical Transportes Ipiranga Ltda. (“Tropical”) ended in March and April 2013, and the subsidiary received the property rights of the vehicles.

The amounts of equipments and intangible assets, net of depreciation and amortization, and of the liabilities corresponding to such equipments, are shown below:

	12/31/2013
	LPG bottling facilities	IT equipment	Vehicles for fuel transportation	Total
Equipment and intangible assets, net of depreciation and amortization	29,653	292	823	30,768

Financing (present value)	44,338	53	-	44,391

Current	1,735	53	-	1,788
Non-current	42,603	-	-	42,603

Ultrapar Participações S.A. and Subsidiaries

Notes to the financial statements

(In thousands of Brazilian Reais, unless otherwise stated)

	12/31/2012
	LPG bottling facilities	IT equipment	Vehicles for fuel transportation	Total
Equipment and intangible assets, net of depreciation and amortization	34,649	765	847	36,261

Financing (present value)	42,419	410	84	42,913

Current	1,533	357	84	1,974
Non-current	40,886	53	-	40,939

	01/01/2012
	LPG bottling facilities	IT equipment	Vehicles for fuel transportation	Total
Equipment and intangible assets, net of depreciation and amortization	39,645	1,541	865	42,051

Financing (present value)	42,356	952	345	43,653

Current	1,419	542	261	2,222
Non-current	40,937	410	84	41,431

The future disbursements (installments) assumed under these contracts are presented below:

	12/31/2013
	LPG bottling facilities	IT equipment	Vehicles for fuel transportation	Total

Up to 1 year	3,949	55	-	4,004
From 1 to 2 years	3,949	-	-	3,949
From 2 to 3 years	3,949	-	-	3,949
From 3 to 4 years	3,949	-	-	3,949
From 4 to 5 years	3,949	-	-	3,949
More than 5 years	48,704	-	-	48,704

	68,449	55	-	68,504

Ultrapar Participações S.A. and Subsidiaries

Notes to the financial statements

(In thousands of Brazilian Reais, unless otherwise stated)

	12/31/2012
	LPG bottling facilities	IT equipment	Vehicles for fuel transportation	Total

Up to 1 year	3,655	385	113	4,153
From 1 to 2 years	3,655	55	-	3,710
From 2 to 3 years	3,655	-	-	3,655
From 3 to 4 years	3,655	-	-	3,655
From 4 to 5 years	3,655	-	-	3,655
More than 5 years	48,730	-	-	48,730

	67,005	440	113	67,558

	01/01/2012
	LPG bottling facilities	IT equipment	Vehicles for fuel transportation	Total

Up to 1 year	3,540	622	365	4,527
From 1 to 2 years	3,540	385	113	4,038
From 2 to 3 years	3,540	55	-	3,595
From 3 to 4 years	3,540	-	-	3,540
From 4 to 5 years	3,540	-	-	3,540
More than 5 years	50,740	-	-	50,740

	68,440	1,062	478	69,980

The above amounts include Services Tax (“ISS”) payable on the monthly installments, except for disbursements for the LPG bottling facilities.

Ultrapar Participações S.A. and Subsidiaries

Notes to the financial statements

(In thousands of Brazilian Reais, unless otherwise stated)

j.	Transaction costs

Transaction costs incurred in issuing debt were deducted from the value of the related financial instrument and are recognized as expense according to the effective interest rate method, as follows:

	Effective rate of transaction costs (% p.a.)	Balance as of December 31, 2012	Incurred cost	Amortization	Balance as of December 31, 2013

Banco do Brasil (f)	0.4	13,315	16,212	(9,730)	19,797
Debentures (g)	0.4	8,116	-	(3,386)	4,730
Notes in the foreign market (b)	0.2	3,021	-	(712)	2,309
Other	0.2	1,435	-	(519)	916

Total		25,887	16,212	(14,347)	27,752

	Effective rate of transaction costs (% p.a.)	Balance as of January 1, 2012	Incurred cost	Amortization	Balance as of December 31, 2012

Banco do Brasil (f)	0.6	21,512	2,926	(11,123)	13,315
Debentures (g)	0.4	6,023	6,772	(4,679)	8,116
Notes in the foreign market (b)	0.2	3,697	-	(676)	3,021
Other	0.3	810	929	(304)	1,435

Total		32,042	10,627	(16,782)	25,887

The amount to be appropriated to profit or loss in the future is as follows:

	Up to 1 year	1 to 2 years	2 to 3 years	3 to 4 years	4 to 5 years	More than 5 years	Total

Banco do Brasil (f)	5,323	3,086	2,691	3,218	3,844	1,635	19,797
Debentures (g)	3,766	854	55	55	-	-	4,730
Notes in the foreign market (b)	1,154	1,155	-	-	-	-	2,309
Other	436	315	89	76	-	-	916

Total	10,679	5,410	2,835	3,349	3,844	1,635	27,752

Ultrapar Participações S.A. and Subsidiaries

Notes to the financial statements

(In thousands of Brazilian Reais, unless otherwise stated)

k.	Guarantees

The financings are guaranteed by collateral in the amount of R$ 40,675 as of December 31, 2013 (R$ 41,466 as of December 31, 2012 and R$ 88,794 as of January 1, 2012) and by guarantees and promissory notes in the amount of R$ 2,528,511 as of December 31, 2013 (R$ 2,423,240 as of December 31, 2012 and R$ 1,841,760 as of January 1, 2012).

In addition, the Company and its subsidiaries offer collateral in the form of letters of credit for commercial and legal proceedings in the amount of R$ 155,221 as of December 31, 2013 (R$ 179,387 as of December 31, 2012 and R$ 135,051 as of January 1, 2012).

Some subsidiaries issued collateral to financial institutions in connection with the amounts owed by some of their customers to such institutions (vendor financing). If a subsidiary is required to make any payment under these collaterals, this subsidiary may recover the amount paid directly from its customers through commercial collection. The maximum amount of future payments related to these collaterals is R$ 14,315 as of December 31, 2013 (R$ 12,137 as of December 31, 2012 and R$ 11,843 as of January 1, 2012), with maturities of less than 214 days. As of December 31, 2013, the Company and its subsidiaries did not have losses in connection with these collaterals. The fair value of collaterals recognized in current liabilities as other payables is R$ 350 as of December 31, 2013 (R$ 298 as of December 31, 2012 and R$ 286 as of January 1, 2012), which is recognized as profit or loss as customers settle their obligations with the financial institutions.

Some financing agreements of the Company and its subsidiaries have cross default clauses that require them to pay the debt assumed in case of default of other debts equal to or greater than US$ 15 million. As of December 31, 2013, there was no event of default of the debts of the Company and its subsidiaries.

15	Trade payables (Consolidated)

	12/31/2013	12/31/2012	01/01/2012

Domestic suppliers	907,138	1,242,447	1,016,380
Foreign suppliers	61,812	55,288	50,406

	968,950	1,297,735	1,066,786

The Company and its subsidiaries acquire oil based fuels and LPG from Petróleo Brasileiro S.A. - Petrobras and its subsidiaries and ethylene from Braskem S.A. and Braskem Qpar S.A. These suppliers control almost all the markets for these products in Brazil. The Company and its subsidiaries depend on the ability of those suppliers to deliver products in a timely manner and at acceptable prices and terms. The loss of any major supplier or a significant reduction in product availability from these suppliers could have a significant adverse effect on the Company and its subsidiaries. The Company and its subsidiaries believe that their relationship with suppliers is satisfactory.

Ultrapar Participações S.A. and Subsidiaries

Notes to the financial statements

(In thousands of Brazilian Reais, unless otherwise stated)

16	Salaries and related charges (Consolidated)

	12/31/2013	12/31/2012	01/01/2012

Profit sharing, bonus and premium	142,120	114,305	144,021
Provisions on payroll	111,831	93,596	88,550
Social charges	31,059	32,643	27,553
Salaries and related payments	11,000	9,305	5,246
Benefits	1,303	1,466	1,081
Others	341	1,211	769

	297,654	252,526	267,220

17	Taxes payable (Consolidated)

	12/31/2013	12/31/2012	01/01/2012

ICMS	75,883	71,255	55,018
Value-Added Tax (IVA) of subsidiaries Oxiteno Mexico, Oxiteno Andina and Oxiteno Uruguay	11,445	8,818	8,340
PIS and COFINS	9,128	10,564	16,491
ISS	5,656	5,703	4,715
IPI	4,304	4,502	14,604
National Institute of Social Security (INSS)	3,998	3,448	3,856
Income Tax Withholding (IRRF)	1,659	1,432	5,175
Others	4,249	1,951	1,009

	116,322	107,673	109,208

Ultrapar Participações S.A. and Subsidiaries

Notes to the financial statements

(In thousands of Brazilian Reais, unless otherwise stated)

18	Provision for assets retirement obligation – fuel tanks (Consolidated)

This provision corresponds to the legal obligation to remove Ipiranga’s underground fuel tanks located at Ipiranga-branded service stations after a certain use period (see Note 2.m).

Movements in the provision for assets retirement obligation are as follows:

Balance at January 1, 2012	67,504
Additions (new tanks)	1,664
Expense with tanks removed	(2,477)
Accretion expense	3,720
Balance at December 31, 2012	70,411
Additions (new tanks)	715
Expense with tanks removed	(5,435)
Accretion expense	3,970

Balance at December 31, 2013	69,661

Current	3,449
Non-current	66,212

19	Deferred revenue (Consolidated)

The Company and its subsidiaries have recognized the following deferred revenue:

	12/31/2013	12/31/2012	01/01/2012

Loyalty program “Km de Vantagens”	12,816	13,545	15,983
‘am/pm’ franchising upfront fee	14,049	14,362	12,472
	26,865	27,907	28,455

Current	17,731	18,054	19,731
Non-current	9,134	9,853	8,724

Ipiranga has a loyalty program called Km de Vantagens under which registered customers are rewarded with points when they buy products at Ipiranga service stations or at its partners. The customers may exchange these points, during the period of one year, for discounts on products and services offered by Ipiranga and its partners. Points received by Ipiranga’s customers that may be used with the partner Multiplus Fidelidade and for discounts of fuel in Ipiranga’s website (www.postoipiranganaweb.com.br) are considered part of the sales revenue based on the fair value of the points granted. Revenue is deferred based on the expected redemption of points, and is recognized in profit or loss when the points are redeemed, on which occasion the costs incurred are also recognized. Deferred revenue of unredeemed points is also recognized in profit or loss when the points expire.

The franchising upfront fee related to the ‘am/pm’ convenience store chain received by Ipiranga is deferred and recognized in profit or loss on an accrual basis, based on the substance of the agreements with the franchisees.

Ultrapar Participações S.A. and Subsidiaries

Notes to the financial statements

(In thousands of Brazilian Reais, unless otherwise stated)

20	Shareholders’ equity

a.	Share capital

The Company is a publicly traded company listed on BM&FBOVESPA in the Novo Mercado listing segment under the ticker “UGPA3” and on the New York Stock Exchange (NYSE) in the form of level III American Depositary Receipts (“ADRs”) under the ticker “UGP”. As of December 31, 2013 the subscribed and paid-in capital stock consists of 544,383,996 common shares with no par value, and the issuance of preferred shares and participation certificates is prohibited. Each common share entitles its holder to one vote at Shareholders’ Meetings.

As of December 31, 2013, the Company is authorized to increase capital up to the limit of 800,000,000 common shares, without amendment to the Bylaws, by resolution of the Board of Directors.

As of December 31, 2013, there were 34,314,797 common shares outstanding abroad in the form of ADRs (35,425,099 as of December, 2012).

b.	Treasury shares

The Company acquired its own shares at market prices, without capital reduction, to be held in treasury and to be subsequently disposed of or cancelled, in accordance with CVM Instructions 10, of February 14, 1980 and 268, of November 13, 1997. In 2013, there were no stock repurchases.

As of December 31, 2013 and December 31, 2012, 7,971,556 common shares were held in the Company’s treasury, acquired at an average cost of R$ 14.42 per share.

The price of the shares issued by the Company as of December 31, 2013 on BM&FBOVESPA was R$ 55.95.

c.	Capital reserve

The capital reserve reflects the gain on the transfer of shares at market price to be held in treasury by the Company’s subsidiaries, at an average price of R$ 17.44 per share. Such shares were used in the Deferred Stock Plan granted to executives of these subsidiaries, as mentioned in Note 8.c).

d.	Revaluation reserve

The revaluation reserve reflects the revaluation of assets of subsidiaries and is based on depreciation, write-off, or disposal of the revalued assets of the subsidiaries, as well as the tax effects recognized by these subsidiaries.

Ultrapar Participações S.A. and Subsidiaries

Notes to the financial statements

(In thousands of Brazilian Reais, unless otherwise stated)

e.	Profit reserves

Legal reserve

Under Brazilian Corporate Law, the Company is required to appropriate 5% of net annual earnings to a legal reserve, until the balance reaches 20% of capital stock. This reserve may be used to increase capital or absorb losses, but may not be distributed as dividends.

Retention of profits

Reserve recognized in previous fiscal years and used for investments contemplated in a capital budget, mainly for expansion, productivity, and quality, acquisitions and new investments, in accordance with Article 196 of Brazilian Corporate Law.

Investments reserve

In compliance with Article 194 of the Brazilian Corporate Law and Article 55.c) of the Bylaws this reserve is aimed to protect the integrity of the Company’s assets and to supplement its capital stock, in order to allow new investments to be made. As provided in its Bylaws, the Company may allocate up to 45% of net income to the investments reserve, up to the limit of 100% of the capital share.

The amount of retention of profits and investments reserve are free of distribution restrictions and totaled R$ 2,371,533 as of December 31, 2013 (R$ 1,950,707 as of December 31, 2012 and R$ 1,608,465 as of January 1, 2012).

f.	Other comprehensive income

Valuation adjustments

The differences between the fair value and amortized cost of financial investments classified as available for sale are recognized as valuation adjustments. The gains and losses recognized in the shareholders’ equity are reclassified to profit or loss in case the financial instruments are prepaid.

Actuarial gains and losses relating to post-employment benefits, calculated based on a valuation conducted by an independent actuary, are recognized in shareholders’ equity under caption “valuation adjustments”. Actuarial gains and losses recorded in equity are not reclassified to profit or loss in subsequent periods.

Cumulative translation adjustments

The change in exchange rates on assets, liabilities and income of foreign subsidiaries that have (i) functional currency other than the presentation currency of the Company and (ii) an independent administration, is directly recognized in the shareholders’ equity. This accumulated effect is reflected in profit or loss as a gain or loss only in case of disposal or write-off of the investment.

Ultrapar Participações S.A. and Subsidiaries

Notes to the financial statements

(In thousands of Brazilian Reais, unless otherwise stated)

Balance and changes in other comprehensive income of the Company are as follows:

	Valuation adjustments
	Fair value of financial investment available for sale	Actuarial gains (losses) of post-employment benefits	Total	Cumulative translation adjustment

Balance as of January 1, 2012	193	(4,629)	(4,436)	(4,426)

Translation of foreign subsidiaries	-	-	-	17,047

Changes in fair value	(170)	-	(170)	-

Actuarial losses of post-employment benefits	-	(12,135)	(12,135)	-

Income and social contribution taxes on actuarial losses	-	4,126	4,126	-

Balance as of December, 2012	23	(12,638)	(12,615)	12,621

Translation of foreign subsidiaries	-	-	-	25,455

Changes in fair value	(18)	-	(18)	-

Actuarial losses of post-employment benefits	-	27,365	27,365	-

Income and social contribution taxes on actuarial losses	-	(9,304)	(9,304)	-

Balance as of December, 2013	5	5,423	5,428	38,076

g.	Dividends

The shareholders are entitled, under the Bylaws, to a minimum annual dividend of 50% of adjusted net income calculated in accordance with Brazilian Corporate Law. The dividends and interest on equity in excess of the obligation established in the Bylaws are recognized in shareholders’ equity until they are approved by the Shareholders’ Meeting. The proposed dividends payable as of January 1, 2012 in the amount of R$ 273,453 (R$ 0.51 – fifty one cents of Brazilian Real per share), were approved by Board of Directors on February 15, 2012, having been ratified in the Annual General Shareholders’ Meeting on April 11, 2012 and paid on March 2, 2012. From August 17, 2012, the Company has anticipated dividends of 2012, in the amount of R$ 273,392 (R$ 0.51– fifty one cents of Brazilian Real per share). The proposed dividends payable as of December 31, 2012 in the amount of R$ 354,032 (R$ 0.66 – sixty six cents of Brazilian Real per share), were approved by the Board of Directors on February 20, 2013, having been ratified in the Annual General Shareholders’ Meeting on April 10, 2013 and paid on March 8, 2013. On July 31, 2013, the Company anticipated dividends of 2013, in the amount of R$ 354,032 (R$ 0.66– sixty six cents of Brazilian Real per share) paid from August 16, 2013.

Ultrapar Participações S.A. and Subsidiaries

Notes to the financial statements

(In thousands of Brazilian Reais, unless otherwise stated)

The proposed dividends reflected in the financial statements of the Company, subject to approval of shareholders at a General Meeting, is as follows:

2013

Net income for the year attributable to shareholders of Ultrapar	1,225,143
Legal reserve	(61,257)
Net income for the year after legal reserve	1,163,886

Minimum mandatory dividends	581,943
Interim dividends paid (R$ 0.66 per share)	(354,032)

Mandatory dividends payable – Current liabilities	227,911
Additional dividends to the minimum mandatory dividends – shareholders’equity	161,584

Dividends payable (R$ 0.71 per share)	389,495

Statutory investments reserve	420,359

Ultrapar Participações S.A. and Subsidiaries

Notes to the financial statements

(In thousands of Brazilian Reais, unless otherwise stated)

21	Segment information

The Company operates four main business segments: gas distribution, fuel distribution, chemicals, and storage. The gas distribution segment (Ultragaz) distributes LPG to residential, commercial, and industrial consumers, especially in the South, Southeast, and Northeast regions of Brazil. The fuel distribution segment (Ipiranga) operates the distribution and marketing of gasoline, ethanol, diesel, fuel oil, kerosene, natural gas for vehicles and lubricants and related activities throughout all the Brazilian territory. The chemicals segment (Oxiteno) produces ethylene oxide and its main derivatives and fatty alcohols, which are the raw materials for the home and personal care, agrochemical, paints, varnishes, and other industries. The storage segment (Ultracargo) operates liquid bulk terminals, especially in the Southeast, and Northeast regions of Brazil. The segments shown in the financial statements are strategic business units supplying different products and services. Inter-segment sales are at prices similar to those that would be charged to third parties.

The main financial information of each of the Company’s segments can be stated as follows:

	12/31/2013	12/31/2012
Net revenue from sales and services:
Ultragaz	3,982,300	3,847,087
Ipiranga	53,384,116	46,829,423
Oxiteno	3,277,839	2,928,850
Ultracargo	332,070	293,589
Others (1)	37,146	47,610
Intersegment sales	(73,225)	(77,633)
Total	60,940,246	53,868,926

Intersegment sales:
Ultragaz	1,300	1,245
Ipiranga	-	-
Oxiteno	871	-
Ultracargo	33,940	29,005
Others (1)	37,114	47,383
Total	73,225	77,633

Net revenue from sales and services, excluding intersegment sales:
Ultragaz	3,981,000	3,845,842
Ipiranga	53,384,116	46,829,423
Oxiteno	3,276,968	2,928,850
Ultracargo	298,130	264,584
Others (1)	32	227
Total	60,940,246	53,868,926

Ultrapar Participações S.A. and Subsidiaries

Notes to the financial statements

(In thousands of Brazilian Reais, unless otherwise stated)

	12/31/2013	12/31/2012
Operating income:
Ultragaz	147,034	114,282
Ipiranga	1,574,677	1,254,445
Oxiteno	308,589	228,785
Ultracargo	108,865	105,462
Others (1)	4,868	4,916
Total	2,144,033	1,707,890

Financial income	240,562	208,155
Financial expenses	(578,167)	(478,478)
Share of profit of joint-ventures and associates	(4,993)	10,480
Income before income and social contribution taxes	1,801,435	1,448,047

Additions to property, plant and equipment and intangible assets:
Ultragaz	179,862	175,619
Ipiranga	836,176	961,637
Oxiteno	141,122	120,331
Ultracargo	38,905	87,432
Others (1)	15,636	14,780
Total additions to property, plant and equipment and intangible assets (see Notes 12 and 13)	1,211,701	1,359,799
Assets retirement obligation – fuel tanks (see Note 18)	(715)	(1,664)
Capitalized borrowing costs	(6,835)	(9,355)
Total investments in property, plant and equipment and intangible assets (cash flow)	1,204,151	1,348,780

Depreciation and amortization charges:
Ultragaz	133,489	131,441
Ipiranga	454,156	390,748
Oxiteno	131,857	123,142
Ultracargo	47,349	36,565
Others (1)	12,086	11,183
Total	778,937	693,079

Ultrapar Participações S.A. and Subsidiaries

Notes to the financial statements

(In thousands of Brazilian Reais, unless otherwise stated)

	12/31/2013	12/31/2012	01/01/2012
Total assets:
Ultragaz	2,502,590	2,302,009	1,869,775
Ipiranga	8,077,204	7,619,164	6,628,865
Oxiteno	4,030,122	3,532,076	3,456,611
Ultracargo	1,320,344	1,330,569	1,068,452
Others (1)	448,285	465,736	673,998
Total	16,378,545	15,249,554	13,697,701

(1) Composed of the parent company Ultrapar, Serma and Imaven Imóveis Ltda.

Geographic area information

The fixed and intangible assets of the Company and its subsidiaries are located in Brazil, except those related to Oxiteno’ plants abroad, as shown below:

	12/31/2013	12/31/2012	01/01/2012

Mexico	85,610	46,248	30,853
Venezuela	24,834	22,418	17,021
Uruguay	50,304	43,769	-
United States of America	109,451	48,922	-

The Company generates revenue from operations in Brazil, Mexico, Venezuela and, from November 1st, 2012, in Uruguay, as well as from exports of products to foreign customers, as disclosed below:

	12/31/2013	12/31/2012
Net revenue:
Brazil	59,963,359	52,999,338
Mexico	134,241	124,206
Venezuela	207,008	142,900
Other Latin American countries	332,738	320,574
United States of America and Canada	136,666	137,228
Far East	45,808	39,206
Europe	73,624	57,294
Other	46,802	48,180

Total	60,940,246	53,868,926

Ultrapar Participações S.A. and Subsidiaries

Notes to the financial statements

(In thousands of Brazilian Reais, unless otherwise stated)

22	Risks and financial instruments (Consolidated)

Risk management and financial instruments - Governance

The main risks to which the Company and its subsidiaries are exposed reflect strategic/operational and economic/financial aspects. Operational/strategic risks (including, but not limited to, demand behavior, competition, technological innovation, and material changes in the industry structure) are addressed by the Company’s management model. Economic/financial risks primarily reflect default of customers, behavior of macroeconomic variables, such as exchange and interest rates, as well as the characteristics of the financial instruments used by the Company and its subsidiaries and their counterparties. These risks are managed through control policies, specific strategies, and the establishment of limits.

The Company has a conservative policy for the management of resources, financial instruments and risks approved by its Board of Directors (“Policy”). In accordance with the Policy, the main objectives of financial management are to preserve the value and liquidity of financial assets and ensure financial resources for the development of the business, including expansions. The main financial risks considered in the Policy are risks associated with currencies, interest rates, credit and selection of financial instruments. Governance of the management of financial risks and financial instruments follows the segregation of duties below:

•
Implementation of the management of financial assets, instruments and risks is the responsibility of the financial area, through its treasury department, with the assistance of the tax and accounting departments.

•
Supervision and monitoring of compliance with the principles, guidelines and standards of the Policy is the responsibility of the Risk and Investment Committee composed of members of the Company’s Executive Board (“Committee”). The Committee holds regular meetings and is in charge, among other responsibilities, of discussing and monitoring the financial strategies, existing exposures, and significant transactions involving investment, fund raising, or risk mitigation. The Committee monitors the risk standards established by the Policy through a monitoring map on a monthly basis.

•	Changes in the Policy or revisions of its standards are subject to the approval of the Board of Directors of Ultrapar.
•	Continuous improvement of the Policy is the joint responsibility of the Board of Directors, the Committee, and the financial area.
•	The internal audit department audits the compliance with the requirements of the Policy.

Ultrapar Participações S.A. and Subsidiaries

Notes to the financial statements

(In thousands of Brazilian Reais, unless otherwise stated)

Currency risk

Most transactions of the Company and its subsidiaries are located in Brazil and, therefore, the reference currency for risk management is the Brazilian Real. Currency risk management is guided by neutrality of currency exposures and considers the transactional, accounting, and operational risks of the Company and its subsidiaries and their exposure to changes in exchange rates. The Company considers as its main currency exposures the assets and liabilities in foreign currency and the short-term flow of net sales in foreign currency of Oxiteno.

The Company and its subsidiaries use exchange rate hedging instruments (especially between the Brazilian Real and the U.S. dollar) available in the financial market to protect their assets, liabilities, receipts and disbursements in foreign currency and net investments in foreign operations, in order to reduce the effects of changes in exchange rates on its results and cash flows in Brazilian Reais within the exposure limits under its Policy. Such foreign exchange hedging instruments have amounts, periods, and rates substantially equivalent to those of assets, liabilities, receipts and disbursements in foreign currency to which they are related. Assets and liabilities in foreign currencies are stated below, translated into Brazilian Reais as of December 31, 2013. December 31, 2012 and January 1, 2012:

Assets and liabilities in foreign currencies

In millions of Brazilian Reais	12/31/2013	12/31/2012	01/01/2012

Assets in foreign currency
Cash, cash equivalents and financial investments in foreign currency (except hedging instruments)	457.2	363.7	303.8
Foreign trade receivables, net of allowance for doubtful accounts	156.0	163.2	134.9
Net investments in foreign subsidiaries (except cash, cash equivalents, financial investments, trade receivables, financing and payables)	443.4	300.4	115.3
	1,056.6	827.3	554.0

Liabilities in foreign currency
Financing in foreign currency	(1,294.9)	(1,197.5)	(873.6)
Payables arising from imports, net of advances to foreign suppliers	(45.3)	(21.5)	(2.8)
	(1,340.2)	(1,219.0)	(876.4)

Foreign currency hedging instruments	427.1	499.9	348.5

Net asset position – Total	143.5	108.2	26.1

Ultrapar Participações S.A. and Subsidiaries

Notes to the financial statements

(In thousands of Brazilian Reais, unless otherwise stated)

Sensitivity analysis of assets and liabilities in foreign currency

The table below shows the effect of exchange rate changes in different scenarios, based on the net asset position of R$ 143.5 million in foreign currency:

In millions of Brazilian Reais		Scenario I	Scenario II	Scenario III
	Risk	10%	25%	50%

(1) Income effect	Real devaluation	(3.9)	(9.8)	(19.6)
(2) Equity effect		18.2	45.6	91.3
(1) + (2)	Net effect	14.3	35.8	71.7

(3) Income effect	Real appreciation	3.9	9.8	19.6
(4) Equity effect		(18.2)	(45.6)	(91.3)
(3) + (4)	Net effect	(14.3)	(35.8)	(71.7)

Gains (losses) directly recognized in equity in cumulative translation adjustments are due to changes in the exchange rate on equity of foreign subsidiaries (see Note 2.r).

Ultrapar Participações S.A. and Subsidiaries

Notes to the financial statements

(In thousands of Brazilian Reais, unless otherwise stated)

Interest rate risk

The Company and its subsidiaries adopt conservative policies for borrowing and investing financial resources and for capital cost minimization. The financial investments of the Company and its subsidiaries are primarily held in transactions linked to the CDI, as set forth in Note 4. Borrowings primarily relate to financing from Banco do Brasil, BNDES and other development agencies, debentures and borrowings in foreign currency, as shown in Note 14.

The Company does not actively manage risks associated with changes in the level of interest rates and attempts to maintain its financial interest assets and liabilities at floating rates. As of December 31, 2013, the Company and its subsidiaries had interest rate derivative financial instruments linked to domestic loans, swapping the fixed interest rate of certain debts to floating interest rate (CDI).

The table below shows the financial assets and liabilities exposed to floating interest rates as of December 31, 2013, December 31, 2012 and January 1, 2012:

In millions of Brazilian Reais
	Note	12/31/2013	12/31/2012	01/01/2012
CDI
Cash equivalents	4	2,051.1	1,912.2	1,643.0
Financial investments	4	747.3	641.0	541.3
Asset position of hedging instruments - CDI	22	112.3	21.1	24.5
Loans and debentures	14	(3,862.0)	(2,117.1)	(1,301.9)
Liability position of hedging instruments - CDI	22	(452.5)	(495.5)	(367.9)
Liability position of hedging instruments from pre-fixed interest to CDI	22	(854.6)	(1,796.7)	(2,152.5)
Net liability position in CDI		(2,258.4)	(1,835.0)	(1,613.5)
TJLP
Loans –TJLP	14	(640.5)	(701.8)	(938.6)
Net liability position in TJLP		(640.5)	(701.8)	(938.6)
LIBOR
Asset position of hedging instruments - LIBOR	22	329.7	286.0	111.8
Loans - LIBOR	14	(374.4)	(322.3)	(111.9)
Net liability position in LIBOR		(44.7)	(36.3)	(0.1)
TIIE
Loans - TIIE	14	(31.2)	(25.3)	(28.5)
Net liability position in TIIE		(31.2)	(25.3)	(28.5)
Total net liability position		(2,974.8)	(2,598.4)	(2,580.7)

Ultrapar Participações S.A. and Subsidiaries

Notes to the financial statements

(In thousands of Brazilian Reais, unless otherwise stated)

Sensitivity analysis of floating interest rate risk

The table below shows the incremental expenses and income that would be recognized in financial income as of December 31, 2013, due the effect of floating interest rate changes in different scenarios:

In millions of Brazilian Reais
	Risk	Scenario I	Scenario II	Scenario III
		10%	25%	50%
Exposure of interest rate risk
Interest on cash equivalents and financial investments effect	Increase in CDI	18.9	47.2	94.5
Hedge instruments (assets in CDI) effect	Increase in CDI	0.2	0.4	0.8
Interest on debt effect	Increase in CDI	(26.1)	(65.4)	(130.7)
Hedge instruments (liability in CDI) effect	Increase in CDI	(12.4)	(31.3)	(62.4)
Incremental expenses		(19.4)	(49.1)	(97.8)

Interest on debt effect	Increase in TJLP	(3.4)	(8.4)	(16.8)
Incremental expenses		(3.4)	(8.4)	(16.8)

Hedge instruments (assets in LIBOR) effect	Increase in LIBOR	0.1	0.3	0.5
Interest on debt effect	Increase in LIBOR	(0.1)	(0.3)	(0.6)
Incremental expenses		-	-	(0.1)

Interest on debt effect	Increase in TIIE	(0.1)	(0.3)	(0.6)
Incremental expenses		(0.1)	(0.3)	(0.6)

Ultrapar Participações S.A. and Subsidiaries

Notes to the financial statements

(In thousands of Brazilian Reais, unless otherwise stated)

Credit risks

The financial instruments that would expose the Company and its subsidiaries to credit risks of the counterparty are basically represented by cash and bank deposits, financial investments, hedging instruments and trade receivables.

Credit risk of financial institutions - Such risk results from the inability of financial institutions to comply with their financial obligations to the Company and its subsidiaries due to insolvency. The Company and its subsidiaries regularly conduct a credit review of the institutions with which they hold cash and cash equivalents, financial investments, and hedging instruments through various methodologies that assess liquidity, solvency, leverage, portfolio quality, etc. Cash and cash equivalents, financial investments, and hedging instruments are held only with institutions with a solid credit history, chosen for safety and soundness. The volumes of cash and cash equivalents, financial investments and hedging instruments are subject to maximum limits by institution and, therefore, require diversification of counterparty.

Government credit risk - The Company's policy allows investments in government securities from countries classified as investment grade AAA or Aaa by specialized credit rating agencies and in Brazilian government bonds. The volume of such financial investments is subject to maximum limits by each country and, therefore, requires diversification of counterparties.

Customer credit risk - Such risks are managed by each business unit through specific criteria for acceptance of customers and credit rating and are additionally mitigated by diversification of sales. No single customer or group accounts for more than 10% of total revenue.

The Company maintained the following allowances for doubtful accounts on trade receivables:

	12/31/2013	12/31/2012	01/01/2012

Ipiranga	121,205	111,789	101,318
Ultragaz	20,793	13,755	13,107
Oxiteno	2,569	2,647	1,415
Ultracargo	2,513	625	614
Total	147,080	128,816	116,454

Ultrapar Participações S.A. and Subsidiaries

Notes to the financial statements

(In thousands of Brazilian Reais, unless otherwise stated)

Liquidity risk

The Company and its subsidiaries’ main sources of liquidity derive from (i) cash, cash equivalents and financial investments, (ii) cash generated from operations and (iii) financings. The Company and its subsidiaries believe that these sources are sufficient to satisfy their current funding requirements, which include, but are not limited to, working capital, capital expenditures, amortization of debt and payment of dividends.

The Company and its subsidiaries periodically examine opportunities for acquisitions and investments. They consider different types of investments, either directly or through joint ventures, or associated companies, and finance such investments using cash generated from operations, debt financing, through capital increases or through a combination of these methods.

The Company and its subsidiaries believe to have enough working capital to satisfy their current needs. The gross indebtedness due over the next twelve months totals R$ 2,056.9 million, including estimated interests on loans. Furthermore, the investment plan for 2014 totals R$ 1,484.0 million. On December 31, 2013, the Company and its subsidiaries had R$ 3,425.2 million in cash, cash equivalents and short-term financial investments (for quantitative information, see Notes 4 and 14).

The table below presents a summary of financial liabilities as of December 31, 2013 to be settled by the Company and its subsidiaries, by maturity. The amounts disclosed in this table are the contractual undiscounted cash outflows, and, therefore, these amounts can be different from the amounts disclosed on the balance sheet as of December 31, 2013.

				In millions of Brazilian Reais

Financial liabilities	Total	Less than 1 year	Between 1 and 3 years	Between 3 and 5 years	More than 5 years

Loans including future contractual interest (1) (2)	8,686.9	2,056.9	3,939.8	977.0	1,713.2
Currency and interest rate hedging instruments (3)	38.9	19.3	19.6	-	-
Trade payables	969.0	969.0	-	-	-

(1) To calculate the estimated interest on loans some macroeconomic assumptions were used, including, on average for the period: (i) CDI of 12.0% p.a., (ii) exchange rate of the Real against the U.S. dollar of R$ 2.50 in 2014, R$ 2.72 in 2015, R$ 3.00 in 2016 and R$ 3.29 in 2017 and R$ 3.57 in 2018 (iii) TJLP of 5.0% p.a. and (iv) IGP-M of 6.4% in 2014, 5.4% in 2015, 5.4% in 2016, 5.4% in 2017 and 5.4% in 2018 (source: BM&FBOVESPA, Bulletin Focus and financial institutions).

(2) Includes estimated interest payments on short-term and long-term loans until the payment.

(3) The currency and interest rate hedging instruments were estimated based on projected U.S dollar futures contracts and the futures curve of DI x Pre contract quoted on BM&FBOVESPA as of December 30, 2013, and on the futures curve of LIBOR (BBA - British Bankers Association) on December 31, 2013. In the table above, only the hedging instruments with negative result at the time of settlement were considered.

Ultrapar Participações S.A. and Subsidiaries

Notes to the financial statements

(In thousands of Brazilian Reais, unless otherwise stated)

Capital management

The Company manages its capital structure based on indicators and benchmarks. The key performance indicators related to the capital structure management are the weighted average cost of capital, and the net debt / EBITDA, interest coverage and indebtedness / equity ratios. Net debt is composed of cash, cash equivalents and financial investments (see Note 4) and loans, including debentures (see Note 14). The Company can change its capital structure depending on the economic and financial conditions, in order to optimize its financial leverage and capital management. The Company seeks to improve its return on capital employed by implementing an efficient working capital management and a selective investment program.

Selection and use of financial instruments

In selecting financial investments and hedging instruments, an analysis is conducted to estimate rates of return, risks involved, liquidity, calculation methodology for the carrying value and fair value, and documentation applicable to the financial instruments. The financial instruments used to manage the financial resources of the Company and its subsidiaries are intended to preserve value and liquidity.

The Policy contemplates the use of derivative financial instruments only to cover identified risks and in amounts consistent with the risk (limited to 100% of the identified risk). The risks identified in the Policy are described in the above sections, and are subject to risk management. In accordance with the Policy, the Company and its subsidiaries can use forward contracts, swaps, options, and futures contracts to manage identified risks. Leveraged derivative instruments are not permitted. Because the use of derivative financial instruments is limited to the coverage of identified risks, the Company and its subsidiaries use the term “hedging instruments” to refer to derivative financial instruments.

As mentioned in the section “Risk management and financial instruments – Governance”, the Committee monitors compliance with the risk standards established by the Policy through a risk monitoring map, including the use of hedging instruments, on a monthly basis. In addition, the internal audit department verifies the compliance with the requirements of the Policy.

Ultrapar Participações S.A. and Subsidiaries

Notes to the financial statements

(In thousands of Brazilian Reais, unless otherwise stated)

The table below summarizes the position of hedging instruments adopted by the Company and its subsidiaries:

			Notional amount1			Fair value			Amounts receivable	Amounts payable

Hedging instruments	Counterparty	Maturity
			12/31/2013	12/31/2012	01/01/2012	12/31/2013	12/31/2012	01/01/2012	12/31/2013

						R$ million	R$ million	R$ million	R$ million	R$ million
a –Exchange rate swaps receivable in U.S. dollars	Bradesco, BTMU, Citibank, HSBC, Itaú, JP Morgan, Santander	Jan 2014 to Apr 2017
Receivables in U.S. dollars (LIBOR)			US$ 140.0	US$ 140.0	US$ 60.0	329.7	286.0	111.8	329.7	-
Receivables in U.S. dollars (Fixed)			US$ 87.4	US$ 111.3	US$ 138.9	212.8	234.7	261.5	212.8	-
Payables in CDI interest rate			US$ (227.4)	US$ (251.3)	US$ (198.9)	(452.5)	(495.6)	(367.9)	-	452.5
Total result			-	-	-	90.0	25.1	5.4	542.5	452.5

b.1 and b.2 – Exchange rate swaps payable in U.S. dollars + COUPON	Bradesco, HSBC, Itaú	Jan 2014 to Feb 2014
Receivables in CDI interest rates			US$ 48.1	US$ 10.2	US$ 13.3	112.3	21.1	24.5	112.3	-
Payables in U.S. dollars (Fixed)			US$ (48.1)	US$ (10.2)	US$ (13.3)	(115.4)	(20.8)	(24.8)	-	115.4
Total result			-	-	-	(3.1)	0.3	(0.3)	112.3	115.4

c – Interest rate swaps in R$	Banco do Brasil, Itaú	May 2014 to Aug 2016
Receivables in fixed interest rate			R$ 627.5	R$ 1,400.0	R$ 1,809.5	937.0	1,958.9	2,229.4	937.0	-
Payables in CDI interest rate			R$ (627.5)	R$ (1,400.0)	R$ (1,809.5)	(854.6)	(1,796.7)	(2,152.5)	-	854.6
Total result			-	-	-	82.4	162.2	76.9	937.0	854.6

Total gross result						169.3	187.6	82.0	1,591.8	1,422.5
Income tax						(24.3)	(18.2)	(10.7)	(24.3)	-
Total net result						145.0	169.4	71.3	1,567.5	1,422.5

Positive result (see Note 4)						151.6	179.1	93.4
Negative result (see Note 14)						(6.6)	(9.7)	(22.1)

All transactions mentioned above were properly registered with CETIP S.A.

Ultrapar Participações S.A. and Subsidiaries

Notes to the financial statements

(In thousands of Brazilian Reais, unless otherwise stated)

Hedging instruments existing as of December 31, 2013 are described below, according to their category, risk, and hedging strategy:

a - Hedging against foreign exchange exposure of liabilities in foreign currency - The purpose of these contracts is (i) to offset the effect of the change in exchange rates of debts or firm commitments in U.S. dollars by converting them into debts or firm commitments in Brazilian Reais linked to CDI and (ii) change a financial investment linked to the CDI and given as guarantee to loan in U.S. dollar, into a financial investment linked to U.S. dollar. As of December 31, 2013, the Company and its subsidiaries had outstanding swap contracts totaling US$ 227.4 million in notional amount with liability position, on average of 103.5% of CDI, of which US$ 87.4 million, on average, had asset position at US$ + 4.19% p.a. and US$ 140.0 million had asset position at US$ + LIBOR + 1.0% p.a.

b.1 - Hedging against foreign exchange exposure of operations - The purpose of these contracts is to make the exchange rate of the revenues of subsidiaries Oleoquímica, Oxiteno S.A. and Oxiteno Nordeste equal to the exchange rate of the cost of their main raw materials during their operating cycles. As of December 31, 2013, these swap contracts totaled US$ 13.1 million and, on average, had an asset position at 79.3% of CDI and liability position at US$ + 0.0% p.a.

b.2 - Hedging against foreign exchange exposure of net investments in foreign operations - The purpose of these contracts is to minimize the effect of exchange variation of investments in foreign subsidiaries with functional currencies different from the functional currency of the Company, turning them into investments in Brazilian Reais. On December 31, 2013, the Company and its subsidiaries had outstanding swap contracts totaling US$ 35.0 million in notional amount with asset position at 95.1% of CDI and liability position of US$ + 0.0% p.a.

c - Hedging against the interest rate fixed in local financing - The purpose of these contracts is to convert the interest rate on financing contracted in Brazilian Reais from fixed into floating. On December 31, 2013 these swap contracts totaled R$ 627.5 million of notional amount corresponding to principal amount of related debt, and on average had an asset position at 12.0% p.a. and liability position at 98.8% of CDI.

Hedge accounting

The Company and its subsidiaries test, throughout the duration of the hedge, the effectiveness of their derivatives, as well as the changes in their fair value. The Company and its subsidiaries designate as fair value hedges certain derivative financial instruments used to offset the variations in interest and exchange rates, based on the market value of financing contracted in Brazilian Reais and U.S. dollars.

On December 31, 2013 the notional amount of interest rate hedging instruments totaled R$ 627.5 million referring to the principal of the pre-fixed loans in Brazilian Reais. As of December 31, 2013, a loss of R$ 18.0 million related to the result of hedging instruments, an income of R$ 69.9 million related to the fair value adjustment of debt and an expense of R$ 131.7 million related to the accrued interest rate of the debt were recognized in the income statements, transforming the average effective cost of the operations into 98.8% of CDI.

On December 31, 2013 the notional amount of foreign exchange hedging instruments designated as fair value hedge totaled US$ 80.0 million. As of December 31, 2013, a gain of R$ 15.4 million related to the result of hedging instruments, an expense of R$ 2.7 million related to the fair value adjustment of debt and an expense of R$ 26.1 million related to the financial expense of the debt were recognized in the income statements, transforming the average effective cost of the operation into 104.1% of CDI (see Note 14.c.1).

On December 31, 2013 the notional amount of exchange rate hedging instruments designated as hedges of net investment in a foreign operation totaled US$ 35 million relating to the portion of investments in entities which have functional currency different from the Real. In 2013 an expense of R$ 1.7 million was recorded. The exchange rate on investment and the hedging instrument effects were offset in equity.

Ultrapar Participações S.A. and Subsidiaries

Notes to the financial statements

(In thousands of Brazilian Reais, unless otherwise stated)

Gains (losses) on hedging instruments

The following tables summarize the values of gains (losses) recognized as of December 31, 2013 and 2012, which affected the income statement and shareholders’ equity of the Company and its subsidiaries:

	12/31/2013
	R$ million
	Profit or loss	Equity

a – Exchange rate swaps receivable in U.S. dollars (i) (ii)	(26.9)	-
b – Exchange rate swaps payable in U.S. dollars (ii)	(4.8)	-
c – Interest rate swaps in R$ (iii)	51.9	-

Total	20.2	-

	12/31/2012
	R$ million
	Profit or loss	Equity

a – Exchange rate swaps receivable in U.S. dollars (i)	(7.1)	-
b – Exchange rate swaps payable in U.S. dollars	(0.4)	-
c – Interest rate swaps in R$ (iii)	64.4	-

Total	56.9	-

The table above: (i) does not consider the effect of exchange rate variation of exchange swaps receivable in U.S. dollars, when this effect is offset in the gain or loss of the hedged item (debt), (ii) considers the designation effect of foreign exchange hedging and (iii) considers the designation effect of interest rate hedging in Brazilian Reais.

Ultrapar Participações S.A. and Subsidiaries

Notes to the financial statements

(In thousands of Brazilian Reais, unless otherwise stated)

Fair value of financial instruments

The fair values and the carrying values of the financial instruments, including currency and interest rate hedging instruments, as of December 31, 2013, December 31, 2012 and January 1, 2012, are stated below:

			12/31/2013		12/31/2012		01/01/2012
	Category	Note	Carrying value	Fair value	Carrying value	Fair value	Carrying value	Fair value

Financial assets:
Cash and cash equivalents
Cash and bank deposits	Loans and receivables	4	224,926	224,926	79,652	79,652	107,317	107,317
Financial investments in local currency	Measured at fair value through profit or loss	4	2,051,143	2,051,143	1,912,217	1,912,217	1,643,013	1,643,013
Financial investments in foreign currency	Measured at fair value through profit or loss	4	-	-	29,245	29,245	15,176	15,176

Financial investments
Fixed-income securities and funds in local currency	Available for sale	4	736,638	736,638	630,404	630,404	534,094	534,094
Fixed-income securities and funds in local currency	Held to maturity	4	10,618	10,618	10,618	10,618	7,193	7,193
Fixed-income securities and funds in foreign currency	Available for sale	4	368,781	368,781	290,636	290,636	259,091	259,091
Currency and interest rate hedging instruments	Measured at fair value through profit or loss	4	151,594	151,594	179,056	179,056	93,403	93,403

Total			3,543,700	3,543,700	3,131,828	3,131,828	2,659,287	2,659,287

Financial liabilities:
Financing	Measured at fair value through profit or loss	14	1,118,281	1,118,281	2,107,646	2,107,646	2,208,109	2,208,109
Financing	Measured at amortized cost	14	4,340,967	4,373,680	2,607,375	2,683,319	2,265,792	2,304,651
Debentures	Measured at amortized cost	14	1,459,412	1,456,282	1,448,219	1,450,300	1,002,451	1,001,121
Finance leases	Measured at amortized cost	14	44,391	44,391	42,913	42,913	43,653	43,653
Currency and interest rate hedging instruments	Measured at fair value through profit or loss	14	6,575	6,575	9,699	9,699	22,089	22,089

Total			6,969,626	6,999,209	6,215,852	6,293,877	5,542,094	5,579,623

The fair value of financial instruments, including currency and interest hedging instruments, was determined as follows:

•	The fair values of cash and bank deposits balances are identical to their carrying values.

•	Financial investments in investment funds are valued at the value of the fund unit as of the date of the reporting period, which corresponds to their fair value.

•
Financial investments in CDBs (Bank Certificates of Deposit) and similar investments offer daily liquidity through repurchase at the “yield curve” and, therefore, the Company believes their fair value corresponds to their carrying value.

•	The fair value calculation of LPG Inc.’s notes in the foreign market (see Note 14.b) is based on the quoted prices in an active market.

Ultrapar Participações S.A. and Subsidiaries

Notes to the financial statements

(In thousands of Brazilian Reais, unless otherwise stated)

The fair value of other financial investments and financings was determined using calculation methodologies commonly used for marking-to-market, which consist of calculating future cash flows associated with each instrument adopted and adjusting them to present value at the market rates as of December 31, 2013, December 31, 2012 and January 1, 2012. For some cases where there is no active market for the financial instrument, the Company and its subsidiaries can use quotes provided by the transaction counterparties.

The interpretation of market information on the choice of calculation methodologies for the fair value requires considerable judgment and estimates to obtain a value deemed appropriate to each situation. Consequently, the estimates presented do not necessary indicate the amounts that may be realized in the current market.

Financial instruments were classified as loans and receivables or financial liabilities measured at amortized cost, except (i) all exchange rate and interest rate hedging instruments, which are measured at fair value through profit or loss, (ii) financial investments classified as measured at fair value through profit or loss, (iii) financial investments that are classified as available for sale, which are measured at fair value through other comprehensive income (see Note 4), (iv) loans and financing measured at fair value through profit or loss (see Note 14) and (v) guarantees to customers that have vendor arrangements (see Note 14.k), which are measured at fair value through profit or loss. The financial investments classified as held-to-maturity are measured at amortized cost. Cash, banks and trade receivables are classified as loans and receivables. Trade payables and other payables are classified as financial liabilities measured at amortized cost.

Ultrapar Participações S.A. and Subsidiaries

Notes to the financial statements

(In thousands of Brazilian Reais, unless otherwise stated)

Fair value hierarchy of financial instruments on the balance sheet

The financial instruments recognized at fair value on the balance sheet are classified in the following categories:

(a)	Level 1 - prices negotiated (without adjustment) in active markets for identical assets or liabilities;

(b)	Level 2 - inputs other than prices negotiated in active markets included in Level 1 and observable for the asset or liability, either directly (as prices) or indirectly (derived from prices); and

(c)	Level 3 - inputs for the asset or liability which are not based on observable market variables (unobservable inputs).

The table below shows a summary of the financial assets and financial liabilities measured at fair value in the Company’s and its subsidiaries’ balance sheet as of December 31, 2013, December 31, 2012 and January 1, 2012:

	Category	Note	12/31/2013	Level 1	Level 2	Level 3
Financial assets:
Cash equivalents
Financial investments in local currency	Measured at fair value through profit or loss	4	2,051,143	2,051,143	-	-
Financial investments
Fixed-income securities and funds in local currency	Available for sale	4	736,638	736,638	-	-
Fixed-income securities and funds in foreign currency	Available for sale	4	368,781	-	368,781	-
Currency and interest rate hedging instruments	Measured at fair value through profit or loss	4	151,594	-	151,594	-

Total			3,308,156	2,787,781	520,375	-

Financial liabilities:
Financing	Measured at fair value through profit or loss	14	1,118,281	-	1,118,281	-
Currency and interest rate hedging instruments	Measured at fair value through profit or loss	14	6,575	-	6,575	-
Total			1,124,856	-	1,124,856	-

Ultrapar Participações S.A. and Subsidiaries

Notes to the financial statements

(In thousands of Brazilian Reais, unless otherwise stated)

	Category	Note	12/31/2012	Level 1	Level 2	Level 3
Financial assets:
Cash equivalents
Financial investments in local currency	Measured at fair value through profit or loss	4	1,912,217	1,912,217	-	-
Financial investments in foreign currency	Measured at fair value through profit or loss	4	29,245	29,245	-	-
Financial investments
Fixed-income securities and funds in local currency	Available for sale	4	630,404	630,404	-	-
Fixed-income securities and funds in foreign currency	Available for sale	4	290,636	84,872	205,764	-
Currency and interest rate hedging instruments	Measured at fair value through profit or loss	4	179,056	-	179,056	-

Total			3,041,558	2,656,738	384,820	-

Financial liabilities:
Financing – Banco do Brasil fixed	Measured at fair value through profit or loss	14	2,107,646	-	2,107,646	-
Currency and interest rate hedging instruments	Measured at fair value through profit or loss	14	9,699	-	9,699	-
Total			2,117,345	-	2,117,345	-

Ultrapar Participações S.A. and Subsidiaries

Notes to the financial statements

(In thousands of Brazilian Reais, unless otherwise stated)

	Category	Note	01/01/2012	Level 1	Level 2	Level 3
Financial assets:
Cash equivalents
Financial investments in local currency	Measured at fair value through profit or loss	4	1,643,013	1,643,013	-	-
Financial investments in foreign currency	Measured at fair value through profit or loss	4	15,176	15,176	-	-
Financial investments
Fixed-income securities and funds in local currency	Available for sale	4	534,094	534,094	-	-
Fixed-income securities and funds in foreign currency	Available for sale	4	259,091	-	259,091	-
Currency and interest rate hedging instruments	Measured at fair value through profit or loss	4	93,403	-	93,403	-

Total			2,544,777	2,192,283	352,494	-

Financial liabilities:
Financing – Banco do Brasil fixed	Measured at fair value through profit or loss	14	2,208,109	-	2,208,109	-
Currency and interest rate hedging instruments	Measured at fair value through profit or loss	14	22,089	-	22,089	-
Total			2,230,198	-	2,230,198	-

Ultrapar Participações S.A. and Subsidiaries

Notes to the financial statements

(In thousands of Brazilian Reais, unless otherwise stated)

Sensitivity analysis

The Company and its subsidiaries use derivative financial instruments only to hedge against identified risks and in amounts consistent with the risk (limited to 100% of the identified risk). Thus, for purposes of sensitivity analysis of market risks associated with financial instruments, as required by CVM Instruction 475/08, the Company analyzes the hedging instrument and the hedged item together, as shown on the charts below.

For the sensitivity analysis of foreign exchange hedging instruments, management adopted as a likely scenario the Real/U.S. dollar exchange rates at maturity of each swap, projected by U.S dollar futures contracts quoted on BM&FBOVESPA as of December 30, 2013. As a reference, the exchange rate for the last maturity of foreign exchange hedging instruments is R$ 3.18 in the likely scenario. Scenarios II and III were estimated with a 25% and 50% additional appreciation or depreciation of the Brazilian Real against the likely scenario, according to the risk to which the hedged item is exposed.

Based on the balances of the hedging instruments and hedged items as of December 31, 2013, the exchange rates were replaced, and the changes between the new balance in Brazilian Reais and the balance in Brazilian Reais as of December 31, 2013 were calculated in each of the three scenarios. The table below shows the change in the values of the main derivative instruments and their hedged items, considering the changes in the exchange rate in the different scenarios:

	Risk	Scenario I (likely)	Scenario II	Scenario III
Currency swaps receivable in U.S. dollars
(1) U.S. Dollar / Real swaps	Dollar	77,896	230,829	383,763
(2) Debts/firm commitments in dollars	appreciation	(77,889)	(230,828)	(383,767)
(1)+(2)	Net effect	7	1	(4)

Currency swaps payable in U.S. dollars
(3) Real / U.S. Dollar swaps	Dollar	(373)	7,366	15,105
(4) Gross margin of Oxiteno	devaluation	373	(7,366)	(15,105)
(3)+(4)	Net effect	-	-	-

Ultrapar Participações S.A. and Subsidiaries

Notes to the financial statements

(In thousands of Brazilian Reais, unless otherwise stated)

For sensitivity analysis of hedging instruments for interest rates in Brazilian Reais, the Company used the futures curve of DI x Pre contract on BM&FBOVESPA as of December 30, 2013 for each of the swap and debt (hedged item) maturities, to determine the likely scenarios. Scenarios II and III were estimated based on a 25% and 50% deterioration, respectively, of the likely scenario pre-fixed interest rate.

Based on the three scenarios of interest rates in Brazilian Reais, the Company estimated the values of its debt and hedging instruments according to the risk which is being hedged (variations in the pre-fixed interest rates in Brazilian Reais), by projecting them to future value at the contracted rates and bringing them to present value at the interest rates of the estimated scenarios. The result is shown in the table below:

	Risk	Scenario I (likely)	Scenario II	Scenario III

Interest rate swap (in R$)
(1) Fixed rate swap - CDI	Decrease in	-	21,761	44,822
(2) Fixed rate financing	Pre-fixed rate	-	(21,768)	(44,831)
(1)+(2)	Net effect	-	(7)	(9)

Ultrapar Participações S.A. and Subsidiaries

Notes to the financial statements

(In thousands of Brazilian Reais, unless otherwise stated)

23	Provisions, contingencies and commitments (Consolidated)

a.	Provisions for tax, civil and labor risks

The Company and its subsidiaries are parties in tax, civil and labor disputes and are discussing these issues both at the administrative and judiciary levels, which, when applicable, are backed by escrow deposits. Provisions for losses are estimated and updated by management, supported by the opinion of the legal departments of the Company and its outside legal counsel.

The table below demonstrates the breakdown of provisions by nature and its movement:

Provisions	Balance in 12/31/2012	Additions	Write-offs	Monetary restatement	Balance in 12/31/2013

IRPJ and CSLL	305,815	37,425	(641)	18,262	360,861
PIS and COFINS	82,938	-	(1,163)	4,737	86,512
ICMS	62,491	752	(33,198)	3,068	33,113
INSS	12,789	123	(7,366)	705	6,251
Civil litigation	91,242	11,202	(11,597)	39	90,886
Labor litigation	44,186	18,359	(3,890)	1,519	60,174
Other	1,016	150	(30)	87	1,223

Total	600,477	68,011	(57,885)	28,417	639,020

Current	49,514				69,306
Non-current	550,963				569,714

Provision	Balance in 01/01/2012	Temmar acquisition	Additions	Write-offs	Monetary restatement	Balance in 12/31/2012

IRPJ and CSLL	256,165	-	33,583	(207)	16,274	305,815
PIS and COFINS	82,612	-	1,176	(5,958)	5,108	82,938
ICMS	73,389	-	1,538	(17,410)	4,974	62,491
INSS	14,305	-	224	(2,637)	897	12,789
Civil litigation	81,522	203	15,631	(6,222)	108	91,242
Labor litigation	44,278	-	8,017	(8,755)	646	44,186
Other	930	-	90	(67)	63	1,016

Total	553,201	203	60,259	(41,256)	28,070	600,477

Current	40,986					49,514
Non-current	512,215					550,963

Some of the provisions above involve escrow deposits in the amount of R$ 456,075 as of December 31, 2013 (R$ 401,847 as of December 31, 2012 and R$ 328,581 as of January 1, 2012).

Ultrapar Participações S.A. and Subsidiaries

Notes to the financial statements

(In thousands of Brazilian Reais, unless otherwise stated)

b.	Tax matters

Provisions

On October 7, 2005, the subsidiaries Cia. Ultragaz and Bahiana Distribuidora de Gás Ltda. (“Bahiana”) filed for and obtained a preliminary injunction to recognize and offset PIS and COFINS credits on LPG purchases, against other taxes levied by the Brazilian Federal Revenue Service, notably IRPJ and CSLL. The decision was confirmed by a trial court on May 16, 2008. Under the preliminary injunction, the subsidiaries were required to make escrow deposits for these debits in the accumulated amount of R$ 345,513 as of December 31, 2013 (R$ 291,483 as of December 31, 2012 and R$ 242,058 as of January 1, 2012) and have recognized a corresponding liability.

The subsidiary IPP has provisions for IRPJ and CSLL related to the unconstitutionality of Law No. 9316/1996, that denied the deduction of CSLL from the IRPJ tax basis, in the amount of R$ 19,806 as of December 31, 2013 (R$ 19,120 as of December 31, 2012 and R$ 18,413 as of January 1, 2012).

The subsidiaries Oxiteno S.A., Oxiteno Nordeste, Cia. Ultragaz, Tequimar, Tropical, Empresa Carioca de Produtos Químicos S.A. (“EMCA”) and IPP filed for a preliminary injunction seeking the deduction of ICMS from their PIS and COFINS tax bases. Oxiteno Nordeste and IPP obtained the right to pay the amounts into escrow deposits through an injunction, and recognized a corresponding provision in the amount of R$ 86,306 as of December 31, 2013 (R$ 81,622 as of December 31, 2012 and R$ 75,636 as of January 1, 2012). The decisions of these and all claims involving this issue are suspended owing to the granting of injunctive relief on the Declaration of Constitutionality Action No. 18.

The subsidiary Oxiteno S.A. decided to pay off, within the Decree 58811/2012 amnesty issued by the State of Săo Paulo, a tax assessment based on alleged undue ICMS credits taken on invoices issued for the symbolic return of raw materials that had previously been delivered for industrialization. The provision in the amount of R$ 15,364 was paid in April 2013. Similarly, in November 2013 the subsidiary IPP decided to pay off, within the Decree 885/2013 amnesty issued by the State of Pará, a tax assessment in the amount of R$ 12,596.

The subsidiary IPP has provision related to ICMS, mainly with respect to several reasons that resulted in tax assessments for which the proof of payment is not so evident, R$ 19,449 as of December 31, 2013 (R$ 19,499 as of December 31, 2012 and R$ 16,021 as of January 1, 2012).

Ultrapar Participações S.A. and Subsidiaries

Notes to the financial statements

(In thousands of Brazilian Reais, unless otherwise stated)

Contigent liabilities

The main tax claims of subsidiary IPP and its subsidiaries classified as having a possible risk of loss, and that have not been recognized in the financial statements due to this assessment, are related to ICMS, and mainly, to: (a) the required proportional reversal of ICMS credits recognized on the purchase of ethanol that was later resold at lower prices as a result of PROÁLCOOL, a Federal Government program to encourage alcohol production, determining the anticipation of financial subsidy by the distributors to the mill owners and their subsequent reimbursement by the DNC (current National Oil Agency), R$ 113,555 as of December 31, 2013 (R$ 104,086 as of December 31, 2012 and R$ 94,357 as of January 1, 2012), (b) alleged undue ICMS credits for which the tax authorities understand that there was no proof of origin, R$ 29,565 as of December 31, 2013 (R$ 23,901 as of December 31, 2012 and R$ 19,313 as of January 1, 2012), (c) assessments for alleged non-payment of ICMS, R$ 25,576 as of December 31, 2013 (R$ 23,096 as of December 31, 2012 and R$ 25,318 as of January 1, 2012), (d) assessment issued in Ourinhos/SP in connection with the return of ethanol loans made with deferred tax, R$ 40,848 as of December 31, 2013 (R$ 36,324 as of December 31, 2012 and R$ 28,733 as of January 1, 2012), (e) assessments in the State of Rio de Janeiro demanding the reversal of ICMS credits on interstate sales made under Article 33 of ICMS Convention 66/88, which allowed the use of the ICMS credit but was suspended by an injunction granted by STF (the Brazilian Federal Court of Justice), R$ 17,222 as of December 31, 2013 (R$ 16,060 as of December 31, 2012 and R$ 14,654 as of January 1, 2012), (f) ICMS credits taken in relation to bills considered invalid, though the understanding of the STJ (the Brazilian High Court of Justice) is that it is possible to take credit, even if there is defect in the document of the seller, as long as it is confirmed that the transaction occurred, R$ 27,215 as of December 31, 2013 (R$ 28,515 as of December 31, 2012 and R$ 25,761 as of January 1, 2012); (g) assessments arising from surplus or shortage of inventory, generated by differences in temperature or handling of the product, without the corresponding issuance of invoices, R$ 47,106 as of December 31, 2013 (R$ 31,380 as of December 31, 2012 and R$ 19,627 as of January 1, 2012), (h) infraction relating to ICMS credits due to alleged non-compliance with legal formalities, R$ 36,398 as of December 31, 2013 (R$ 35,032 as of December 31, 2012 and R$ 25,277 as of January 1, 2012) and; (i) assessments arising from ICMS credits related to inputs of ethanol from certain States that had granted tax benefits to producers of alcohol in alleged disagreement with the law, R$ 30,726 as of December 31, 2013 (R$ 24,662 as of December 31, 2012 and R$ 20,340 as of January 1, 2012); (j) assessments that consider various possible breaches of auxiliary obligations, among them the alleged lack of issuance of invoices, the alleged failure of delivery or delivery with errors of informative reports to the tax authorities, errors in the filling of DANFE - Auxiliary Document Electronic Invoice, among others, R$ 11,806 as of December 31, 2013 (R$ 9,416 as of December 31, 2012 and R$ 7,926 as of January 1, 2012); and (k) infraction notice for non-payment of ICMS related to the acquisition of basic lubricating oil, whose remittance was deferred to the time of the subsequent industrialized output relating to interstate transactions (covered by the constitutional non-incidence - article 155, X, ‘b’ of the Federal Constitution), R$ 10,657 as of December 2013 (R$ 9,734 as of December 31, 2012 and R$ 8,809 as of January 1, 2012).

The subsidiary IPP has assessments invalidating the set-off of IPI credits in connection with the purchase of raw materials used in the manufacturing of products which sales are not subject to IPI under the protection of tax immunity. The non-provisioned amount of this contingency classified as a possible risk of loss, as of December 31, 2013, is R$ 117,697 (R$ 81,868 as of December 31, 2012 and R$ 78,508 as of January 1, 2012).

 Contigent assets

The Company and its subsidiaries have favorable judgments to pay contributions to PIS and COFINS without the changes introduced by Law 9718/1998 in its original version. The ongoing questioning refers to the levy of these contributions on sources of income other than gross revenue. In 2005, the STF (the Brazilian Supreme Federal Court) decided the question in favor of the taxpayers. Although this has set a favorable precedent, the effect of this decision does not automatically apply to all companies, since they must await the formal decision in their own lawsuits. Certain lawsuits of the Company’s subsidiaries are currently pending trial and, in the event all such lawsuits are decided in favor of the subsidiaries, the Company estimates that the total positive effect on income before income and social contribution taxes, may reach R$ 36,197, net of attorney’s fees.

Ultrapar Participações S.A. and Subsidiaries

Notes to the financial statements

(In thousands of Brazilian Reais, unless otherwise stated)

c.	Civil claims

Provisions

The Company and its subsidiaries maintained provisions for lawsuits and administrative proceedings, mainly derived from contracts entered into with customers and former services providers, as well as proceedings related to environmental issues in the amount of R$ 90,886 as of December 31, 2013 (R$ 91,242 as of December 31, 2012 and R$ 81,522 as of January 1, 2012).

Contingent liabilities

The subsidiary Cia. Ultragaz is party to an administrative proceeding before CADE (Brazilian antitrust authority) based on alleged anti-competitive practices in the State of Minas Gerais in 2001. The CADE entered a decision against Cia. Ultragaz imposing a penalty of R$ 23,104. The imposition of such administrative decision was suspended by a court order and its merit is being judicially reviewed. Based on the above elements and on the opinion of its legal counsel, the subsidiary did not recognized a provision for this contingency.

d.	Labor matters

Provisions

The Company and its subsidiaries maintained provisions of R$ 60,174 as of December 31, 2013 (R$ 44,186 as of December 31, 2012 and R$ 44,278 as of January 1, 2012) for labor litigation filed by former employees and by employees of our service providers mainly contesting the non-payment of labor rights.

Contingent liabilities

In 1990, the Petrochemical Industry Labor Union (Sindiquímica), of which the employees of Oxiteno Nordeste and EMCA, companies located in the Camaçari Petrochemical Complex, are members, filed separate lawsuits against the subsidiaries demanding the compliance with the fourth section of the collective labor agreement, which provided for a salary adjustment in lieu of the salary policies practiced. In the same year, a collective labor dispute was also filed by the Union of Employers (SINPEQ) against Sindiquímica, requiring the recognition of the loss of effectiveness of such fourth section. Individual claims were rejected. The collective bargain agreement is currently pending trial by STF. In the second half of 2010, some companies in the Camaçari Petrochemical Complex signed an agreement with Sindiquímica and reported the fact in the collective bargain agreement dispute. Based on the opinion of their legal advisors, that reviewed the latest STF decision in the collective bargain agreement dispute as well as the status of the individual claims involving the subsidiaries Oxiteno Nordeste and EMCA, the management of such subsidiaries believed that it was not necessary to recognize a provision as of December 31, 2013.

The Company and its subsidiaries have other pending administrative and legal proceedings of tax, civil and labor nature, individually less relevant, which were estimated by their legal counsel as possible and/or remote risk (proceedings whose chance of loss is 50% or less), and the related potential losses were not provided for by the Company and its subsidiaries based on these opinions. The Company and its subsidiaries are also litigating for recovery of taxes and contributions, which were not recognized in the financial statements due to their contingent nature.

Ultrapar Participações S.A. and Subsidiaries

Notes to the financial statements

(In thousands of Brazilian Reais, unless otherwise stated)

e.	Contracts

Subsidiary Tequimar has agreements with CODEBA and Complexo Industrial Portuário Governador Eraldo Gueiros, in connection with its port facilities in Aratu and Suape, respectively. Such agreements establish a minimum cargo movement of products, as shown below:

Port	Minimum movement in tons per year	Maturity
Aratu	100,000	2016
Aratu	900,000	2022
Suape	250,000	2027
Suape	400,000	2029

If the annual movement is less than the minimum contractual movement, the subsidiary is liable to pay the difference between the effective movement and the minimum contractual movement, based on the port tariff rates in effect on the date established for payment. As of December 31, 2013, these rates were R$ 5.79 per ton for Aratu and R$ 1.38 per ton for Suape. The subsidiary has met the minimum cargo movement required since the beginning of the agreements.

Subsidiary Oxiteno Nordeste has a supply agreement with Braskem S.A. which establishes a minimum quarterly consumption level of ethylene and conditions for the supply of ethylene until 2021. The minimum purchase commitment clause provides a minimum annual consumption of 205 thousand tons and a maximum of 220 thousand tons. The minimum purchase commitment and the actual demand accumulated to December 31, 2013 and 2012, expressed in tons of ethylene, are shown below. Should the minimum purchase commitment not be met, the subsidiary would be liable for a fine of 40% of the current ethylene price for the quantity not purchased. The subsidiary has met the minimum purchase required in the agreement.
	Minimum purchase commitment (*)		Accumulated demand (actual)

	12/31/2013	12/31/2012	12/31/2013	12/31/2012

In tons of ethylene	195,085	211,060	200,130	214,008

(*) Adjusted for scheduled shutdowns in Braskem S.A. during the periods.

Ultrapar Participações S.A. and Subsidiaries

Notes to the financial statements

(In thousands of Brazilian Reais, unless otherwise stated)

Subsidiary Oxiteno S.A has a supply agreement with Braskem Qpar S.A., valid until 2023, which establishes and regulates the conditions for supply of ethylene to Oxiteno based on the international market for this product. The minimum purchase is 22,050 tons of ethylene semiannually. The minimum purchase commitment and the actual demand accumulated to December 31, 2013 and 2012, expressed in tons of ethylene, are shown below. Should the minimum purchase commitment not be met, the subsidiary would be liable for a fine of 30% of the current ethylene price for the quantity not purchased. The subsidiary has met the minimum purchase required in the agreement.

	Minimum purchase commitment (*)		Accumulated demand (actual)

	12/31/2013	12/31/2012	12/31/2013	12/31/2012

In tons of ethylene	41,810	39,760	42,201	41,061

(*) Adjusted for scheduled shutdowns in Braskem Qpar S.A. during the periods.

Ultrapar Participações S.A. and Subsidiaries

Notes to the financial statements

(In thousands of Brazilian Reais, unless otherwise stated)

f.	Insurance coverage in subsidiaries

The Company maintains appropriate insurance policies with the objective of covering several risks to which it is exposed, including property insurance against losses caused by fire, lightning, explosion of any kind, gale, aircraft crash, electric damage, and other risks, covering the industrial plants and distribution bases and branches of all subsidiaries. The maximum compensation values based on the risk analysis of maximum losses of each business are shown below:

Maximum compensation value (*)

Oxiteno	US$ 1,202
Ultragaz	R$ 152
Ipiranga	R$ 740
Ultracargo	R$ 550

* In millions. Currency as indicated.

The General Liability Insurance program covers the Company and its subsidiaries with a maximum aggregate coverage of US$ 400 million against losses caused to third parties as a result of accidents related to commercial and industrial operations and/or distribution and sale of products and services.

Since March 2013, the Company maintains liability insurance policies for directors and executive officers (D&O) to indemnify the members of the Board of Directors, executive officers of Ultrapar and its subsidiaries and members of the fiscal council in the total amount of US$50 million, which cover liabilities resulting from wrongful acts, including any act or omission committed or attempted by a person acting in his or her capacity as director, executive officer of Ultrapar and its subsidiaries and member of the fiscal council or any matter claimed against such directors, executive officers of Ultrapar and its subsidiaries and members of the fiscal council solely by reason of his or her serving in such capacity, except if the act, omission or the claim is consequence of gross negligence or willful misconduct.

In addition, group life and personal accident, health and national and international transportation and other insurance policies are also maintained.

The coverages and limits of the insurance policies maintained are based on a careful study of risks and losses conducted by independent insurance advisors, and the type of insurance is considered by management to be sufficient to cover potential losses based on the nature of the business conducted by the companies.

Ultrapar Participações S.A. and Subsidiaries

Notes to the financial statements

(In thousands of Brazilian Reais, unless otherwise stated)

g.	Operating lease contracts

Subsidiaries Cia. Ultragaz, Bahiana, Utingás Armazenadora S.A., Tequimar, Serma and Oxiteno S.A. have operating lease contracts for the use of IT equipment. These contracts have terms of 36 and 45 months. The subsidiaries have the option to purchase the assets at a price equal to the fair market price on the date of option, and management does not intend to exercise such option. Subsidiaries Cia. Ultragaz and Bahiana have operating lease contracts related to vehicles in their fleets. These contracts have terms of 24 to 60 months and there is no purchase option. The future disbursements (installments), assumed under these contracts, amount approximately to:

	Up to 1 year	Between 1 and 5 years	More than 5 years	Total

December 31, 2013	21,990	23,218	-	45,208

The subsidiaries IPP and Cia. Ultragaz have operating lease contracts related to land and building of service stations and stores, respectively. The future disbursements and receipts (installments), arising from these contracts, amount approximately to:

		Up to 1 year	Between 1 and 5 years	More than 5 years	Total

December 31, 2013	payable	(60,436)	(189,401)	(115,923)	(365,760)
	receivable	48,846	147,368	93,783	289,997

The expense recognized in 2013 for operating leases was R$ 41,013 (R$ 39,912 in 2012), net of income.

Ultrapar Participações S.A. and Subsidiaries

Notes to the financial statements

(In thousands of Brazilian Reais, unless otherwise stated)

24.	Employee benefits and private pension plan (Consolidated)

a.	ULTRAPREV- Associaçăo de Previdência Complementar

In February 2001, the Company’s Board of Directors approved the adoption of a defined contribution pension plan to be sponsored by Company and each of its subsidiaries. Participating employees have been contributing to this plan, managed by Ultraprev - Associaçăo de Previdência Complementar (“Ultraprev”), since August 2001. Under the terms of the plan, every year each participating employee chooses his or her basic contribution to the plan. Each sponsoring company provides a matching contribution in an amount equivalent to each basic contribution, up to a limit of 11% of the employee’s reference salary, according to the rules of the plan. As participating employees retire, they may choose to receive either (i) a monthly sum ranging between 0.5% and 1.0% of their respective accumulated fund in Ultraprev or (ii) a fixed monthly amount which will exhaust their respective accumulated fund over a period of 5 to 25 years. The sponsoring company does not guarantee the amounts or the duration of the benefits received by each employee that retires. In 2013, the Company and its subsidiaries contributed R$ 17,876 (R$ 15,563 in 2012) to Ultraprev, which amount is recognized as expense in the income statement. The total number of participating employees as of December 31, 2013 was 6,811 active participants and 113 retired participants. In addition, Ultraprev had 29 former employees receiving benefits under the rules of a previous plan whose reserves are fully constituted.

b.	Post-employment benefits

The Company and its subsidiaries recognized a provision for post-employment benefits mainly related to seniority bonus, payment of Government Severance Indemnity Fund (“FGTS”), and health, dental care and life insurance plan for eligible retirees.

The amounts related to such benefits were determined based on a valuation conducted by an independent actuary and are recognized in the financial statements in accordance with Resolution CVM 695/2012.

	12/31/2013	12/31/2012	01/01/2012

Health and dental care plan	32,028	41,535	28,523
FGTS Penalty	43,349	44,387	41,625
Bonus	20,545	23,058	20,263
Life insurance	15,374	19,515	18,785

Total	111,296	128,495	109,196

Current	11,922	10,035	11,718
Non-current	99,374	118,460	97,478

Ultrapar Participações S.A. and Subsidiaries

Notes to the financial statements

(In thousands of Brazilian Reais, unless otherwise stated)

Changes in the presente value of provision for post-employment benefits are as follows:

	12/31/2013	12/31/2012

Opening balance	128,495	109,196
Current service cost	3,075	3,276
Interest cost	11,028	10,688
Curtailment	-	(1,072)
Actuarial (gains) losses from changes in actuarial assumptions	(27,369)	12,159
Benefits paid directly by Company and its subsidiaries	(3,933)	(5,752)

Ending balance	111,296	128,495

The expense of the year is presented below:

	12/31/2013	12/31/2012

Health and dental care plan	3,550	2,826
FGTS Penalty	5,893	6,310
Bonus	3,043	3,017
Life insurance	1,617	1,811

Total	14,103	13,964

Significant actuarial assumptions adopted include:

Economic factors	12/31/2013	12/31/2012
	% p.a.	% p.a.
Discount rate for the actuarial obligation at present value	11.79	8.68
Average projected salary growth rate	7.10	6.59
Inflation rate (long term)	5.0	4.5
Growth rate of medical services	9.20	8.68

Demographic factors

•	Mortality Table for the life insurance benefit – CSO-80
•	Mortality Table for other benefits - AT 2000 Basic decreased by 10%
•	Disabled Mortality Table - RRB 1983
•	Disability Table - RRB 1944 modified

Ultrapar Participações S.A. and Subsidiaries

Notes to the financial statements

(In thousands of Brazilian Reais, unless otherwise stated)

Sensitivity analysis

The significant actuarial assumptions to determine the provision for post-employment benefits are: discount rate, wage and medical costs increases. The following sensitivity analyses on December 31, 2013 were determined based on reasonably possible changes of assumptions occurring at the reporting date of the financial statements, keeping all other assumptions constant.

Assumption	Change in assumptions	Increase in liability	Change in assumptions	Decrease in liability

Discount rate	increase 1.0 p.p	9,142	decrease 1.0 p.p	7,624
Wage growth rate	increase 1.0 p.p	1,997	decrease 1.0 p.p	1,968
Medical services growth rate	increase 1.0 p.p	4,068	decrease 1.0 p.p	3,409

The sensitivity analysis presented may not represent the real change in the post-employment benefits obligation, since it is unlikely that changes occur in just one assumption alone, considering that some of these assumptions may be correlated.

Risks related to post-employment benefits

Interest rate risk: a long-term interest rate is used to calculate the present value of post-employment liabilities. A reduction in this interest rate will increase the corresponding liability.

Growth wage risk: the present value of the liability is calculated using as reference the wages of the plan participants, projected with the average nominal wage growth rate. An increase in the real wages of plan participants will increase the corresponding liability.

Medical costs growth risk: the present value of the liability is calculated using as reference the medical cost by age based on actual healthcare costs, projected based on the growth rate of medical services costs. An increase in the real medical costs will increase the corresponding liability.

Ultrapar Participações S.A. and Subsidiaries

Notes to the financial statements

(In thousands of Brazilian Reais, unless otherwise stated)

25	Revenue from sale and services (Consolidated)

	12/31/2013	12/31/2012

Gross revenue from sale	62,054,471	54,953,576
Gross revenue from services	546,159	481,167
Sales tax	(1,393,073)	(1,304,850)
Discounts and sales returns	(267,714)	(261,085)
Deferred revenue (see Note 19)	403	118

Net revenue from sales and services	60,940,246	53,868,926

26	Expenses by nature (Consolidated)

The Company discloses its consolidated income statement by function and is presenting below its breakdown by nature:

	12/31/2013	12/31/2012

Raw materials and materials for use and consumption	55,158,800	48,869,888
Personnel expenses	1,393,115	1,227,930
Freight and storage	975,904	846,638
Depreciation and amortization	778,937	693,079
Advertising and marketing	156,730	156,174
Services provided by third parties	169,235	140,419
Lease of real estate and equipment	83,311	71,882
Other expenses	218,042	232,816

Total	58,934,074	52,238,826

Classified as:
Cost of products and services sold	56,165,382	49,768,137
Selling and marketing	1,756,376	1,579,589
General and administrative	1,012,316	891,100

Total	58,934,074	52,238,826

Research and development expenses are recognized in the income statements and amounted to R$ 29,052 in 2013 (R$ 23,683 in 2012).

Ultrapar Participações S.A. and Subsidiaries

Notes to the financial statements

(In thousands of Brazilian Reais, unless otherwise stated)

27	Other operating income, net (Consolidated)

	12/31/2013	12/31/2012

Merchandising	41,956	37,618
Promotions	28,689	29,871
Loyalty program	28,189	21,620
Penalties	(1,957)	(15,634)
Others	704	659

Other operating income, net	97,581	74,134

28	Income from disposal of assets (Consolidated)

Income from disposal of assets is determined as the difference between the selling price and residual book value of the investment, property, plant and equipment or intangible asset disposed of. In 2013, the gain was of R$ 40,280 (gain of R$ 3,656 in 2012), represented primarily from disposal of property, plant and equipment. The gain in 2013 relates primarily to the sale of land and of part of a storage base of Ipiranga.

29	Financial income (expense)

	Parent		Consolidated
	12/31/2013	12/31/2012	12/31/2013	12/31/2012
Financial income:
Interest on financial investments	120,245	109,211	178,275	146,543
Interest from customers	-	-	58,182	58,360
Other financial income	-	-	4,105	3,252
	120,245	109,211	240,562	208,155
Financial expenses:
Interest on loans	-	-	(354,151)	(332,382)
Interest on debentures	(73,471)	(94,353)	(124,908)	(96,968)
Interest on finance leases	-	-	(5,816)	(3,871)
Bank charges, financial transactions tax and other charges	(12,811)	(531)	(43,499)	(22,092)
Exchange variation, net of gains and losses with derivative instruments	(1)	-	(40,654)	(12,311)
Monetary restatement of provisions, net, and other financial expenses	(13)	212	(9,139)	(10,854)
	(86,296)	(94,672)	(578,167)	(478,478)

Financial income (expense)	33,949	14,539	(337,605)	(270,323)

Ultrapar Participações S.A. and Subsidiaries

Notes to the financial statements

(In thousands of Brazilian Reais, unless otherwise stated)

30	Earnings per share (Parent and Consolidated)

The table below presents a reconciliation of numerators and denominators used in computing earnings per share. As disclosed in Note 8.c), the Company sponsors a Deferred Stock Plan.

Basic earnings per share	12/31/2013	12/31/2012

Net income for the year of the Company	1,225,143	1,019,913
Weighted average shares outstanding (in thousands)	534,114	533,993
Basic earnings per share –R$	2.2938	1.9100

Diluted earnings per share	12/31/2013	12/31/2012

Net income for the year of the Company	1,225,143	1,019,913
Weighted average shares outstanding (in thousands), including Deferred Stock Plan	536,412	536,171
Diluted earnings per share –R$	2.2840	1.9022

Weighted average shares outstanding (in thousands)	12/31/2013	12/31/2012

Weighted average shares outstanding for basic per share calculation:	534,114	533,993
Dilution effect
Deferred Stock Plan	2,298	2,178
Weighted average shares outstanding for diluted per share calculation:	536,412	536,171

Ultrapar Participações S.A. and Subsidiaries

Notes to the financial statements

(In thousands of Brazilian Reais, unless otherwise stated)

31	Subsequent events

Acquisition of Extrafarma

On January 31, 2014 the merger of all shares issued by Extrafarma into Ultrapar was approved at the Extraordinary Shareholders’ Meetings of Ultrapar and Extrafarma. As a result, 12,021,100 new ordinary, nominative, book-entry shares with no par value of the Company were issued, increasing capital stock by R$ 141,913 and capital reserves by R$ 533,262, (which amount may be adjusted by the rules of CPC 15 (R1), approved by CVM Resolution No. 665 of August 4, 2011), resulting in total capital stock of R$ 3,838,686 represented by 556,405,096 shares. In addition, the Company issued subscription bonus that, if exercised, may lead to the issuance of up to 4,007,031 shares in the future.

From January 31, 2014 Extrafarma became a wholly-owned subsidiary of Ultrapar and the shareholders of Extrafarma became long-term shareholders of Ultrapar. The association with Extrafarma marks Ultrapar’s entry into Brazil's retail pharmacy sector, making it the third distribution and specialty retail business of the Company.

The Company is preparing the opening balance sheet, measuring the fair value of assets and liabilities and, consequently, the goodwill.

For further details see Material Notice released on September 30, 2013, Material Notice released on December 19, 2013 and Market Announcement released on January 31, 2014

Renegotiation of financing

In January 2014, the subsidiary IPP renegotiated loans with Banco do Brasil, that would mature in 2014, in the notional amount of R$ 909.5 million, changing the maturities to January 2017, with floating interest rate of 105.5% of CDI.

In January 2014, the subsidiary Oxiteno Overseas renegotiated a foreign loan in the amount of US$ 60 million, changing the maturity to January 2017.

Issuance of debentures

In January 2014, the subsidiary IPP made its second issuance of public debentures in single series of 80,000 simple nonconvertible into shares, unsecured, nominative and registered debentures, with face unit value of R$ 10,000.00, final maturity in December 2018 (payment of the face value in a lump sum at final maturity) and interest of 107.9% of CDI.

São Paulo, February 19th, 2014 – Ultrapar Participações S.A. (BM&FBOVESPA: UGPA3 / NYSE: UGP), a multi-business company engaged in specialized distribution and retail (Ultragaz / Ipiranga / Extrafarma), specialty chemicals (Oxiteno) and storage for liquid bulk (Ultracargo), hereby reports its results for the fourth quarter and the year 2013.

Results conference call
Brazilian conference call
February 21st, 2014
9:00 a.m. (US EST)
São Paulo – SP
Telephone for connection: +55 11 2188 0155
Code: Ultrapar

International conference call
February 21st, 2014
10:30 a.m. (US EST)
Participants in Brazil: 0800 891 0015
Participants in the USA: +1 877 317 6776
International participants: +1 412 317 6776
Code: Ultrapar

IR Contact
E-mail: invest@ultra.com.br
Telephone: + 55 11 3177 7014
Website: www.ultra.com.br

Ultrapar Participações S.A.
UGPA3 = R$ 55.95/share (12/31/13)
UGP = US$ 23.65/ADR (12/31/13)

Main highlights in 4Q13 and 2013.

➢ ULTRAPAR’S NET REVENUES REACH R$ 16 BILLION IN 4Q13 AND R$ 61 BILLION IN 2013, UP 13% OVER 4Q12 AND 2012

➢ BOOSTED BY INVESTMENTS OF R$ 1.1 BILLION OVER THE YEAR, ULTRAPAR'S EBITDA REACHES R$ 834 MILLION IN 4Q13 AND R$ 2.9 BILLION IN 2013, 22% INCREASE OVER 4Q12 AND 21% OVER 2012, WITH GROWTH IN ALL BUSINESS UNITS

➢ ULTRAPAR’S NET EARNINGS REACH R$ 371 MILLION IN 4Q13 AND R$ 1.2 BILLION IN 2013, UP 20% OVER 4Q12 AND 2012

➢ APPROVAL OF DIVIDEND DISTRIBUTION OF R$ 389 MILLION, RESULTING IN TOTAL DIVIDENDS OF R$ 744 MILLION FOR 2013, A 19% GROWTH OVER 2012

“We are pleased to announce our 30th consecutive quarter of earnings growth, closing another year of great achievements and significant growth, as a result of consistent investments to strengthen and expand our businesses, of the unique combination of attributes which allows us to grow and create differentiation in our segments, and of the corporate governance structure designed to align interests and endure the company’s growth. Among the achievements in 2013 I highlight the association with Extrafarma, approved by Ultrapar’s shareholders on January 31st, 2014, marking our entry into the significant, growing retail pharmacy sector. We enter 2014 with prospects of another positive year for Ultrapar, with an investment plan of R$ 1.5 billion to better serve an increasing number of clients, and also to increase our efficiency and productivity.”
Thilo Mannhardt – CEO

Considerations on the financial and operational information

The financial information presented in this document has been prepared according to International Financial Reporting Standards (IFRS). The financial information of Ultrapar corresponds to the company’s consolidated information. The financial information of Ultragaz, Ipiranga, Oxiteno and Ultracargo is reported without elimination of intercompany transactions. Therefore, the sum of such information may not correspond to the consolidated financial information of Ultrapar. In addition, except when otherwise indicated, the amounts presented in this document are expressed in millions of Reais and, therefore, are subject to rounding off. Consequently, the total amounts presented in the tables may differ from the direct sum of the amounts that precede them.

On October 4th, 2012, CVM issued the Instruction No. 527 (“ICVM 527”), which governs the disclosure by listed companies in Brazil of EBITDA — Earnings Before Interest, Taxes, Depreciation and Amortization, and EBIT — Earnings Before Interest and Taxes, for the results disclosed from January 1st, 2013 onwards.

From 2013 onwards, the adoption of IFRS 11 and IAS (International Accounting Standard) 19 became mandatory in the presentation of financial statements of publicly-traded companies, resulting in the following changes: (i) results from joint ventures (“JV”) are no longer proportionally consolidated and are recognized through the equity method and (ii) actuarial gains and losses from post-employment benefits ceased to affect the operating results and started to be recognized under shareholders’ equity, and past service costs are recognized in retained earnings within shareholders’ equity in the date of transition.

In order to provide comparability of financial statements with periods prior to the adoption of the aforementioned accounting changes, the figures presented in this document relating to 2012 have been updated in accordance with ICVM 527, IFRS 11 and IAS 19. EBITDA according to ICVM 527, IFRS 11 and IAS 19 and net earnings according to IAS 19 differ from EBITDA and net earnings previously reported by the company, as shown below:

R$ million	1Q12	2Q12	3Q12	4Q12	2012
EBITDA prior to ICVM 527	501.6	579.0	646.9	674.0	2,401.6
(+) Income from sale of assets	(1.5)	(2.7)	4.8	3.1	3.7
(+) Equity in earnings (losses) of affiliates	(0.0)	0.2	0.0	(0.0)	0.2
EBITDA after ICVM 527	500.1	576.5	651.8	677.1	2,405.4
(-) EBITDA JV	(3.2)	(2.4)	(3.7)	(8.4)	(17.8)
(+) Equity in earnings (losses) of JV	3.1	2.7	2.5	2.0	10.3
(+) Effects related to post-employment benefits	0.4	0.6	0.2	12.4	13.5
EBITDA after ICVM 527, IFRS 11 and IAS 19	500.2	577.4	650.8	683.0	2,411.4

R$ million	1Q12	2Q12	3Q12	4Q12	2012
Net earnings as previously reported	191.4	234.0	290.8	301.7	1,017.9
(+) Effects related to post-employment benefits	0.2	0.4	0.1	8.2	8.9
Net earnings after IAS 19	191.7	234.4	290.9	309.8	1,026.8

The calculation of EBITDA starting from net earnings is presented below:

R$ million	4Q13	4Q12	3Q13	Δ (%) 4Q13v4Q12	Δ (%) 4Q13v3Q13	2013	2012	Δ (%) 2013v2012
Net earnings	370.7	309.8	327.8	20%	13%	1,228.7	1,026.8	20%
(+) Income and social contribution taxes	168.0	130.8	152.1			572.7	421.3
(+) Financial expenses (income), net	93.9	57.6	88.9			337.6	270.3
(+) Depreciation and amortization	200.9	184.8	195.8			778.9	693.1
EBITDA according to ICVM 527	833.5	683.0	764.5	22%	9%	2,918.0	2,411.4	21%

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Summary of the 4th quarter of 2013

Ultrapar – Consolidated data	4Q13	4Q12	3Q13	Δ (%) 4Q13v4Q12	Δ (%) 4Q13v3Q13	2013	2012	Δ (%) 2013v2012
Net sales and services	16,227	14,329	15,910	13%	2%	60,940	53,869	13%
Gross profit	1,287	1,113	1,264	16%	2%	4,775	4,101	16%
Operating profit	634	496	571	28%	11%	2,144	1,708	26%
EBITDA	834	683	765	22%	9%	2,918	2,411	21%
Net earnings¹	371	310	328	20%	13%	1,229	1,027	20%
Earnings attributable to Ultrapar per share²	0.70	0.57	0.61	21%	15%	2.28	1.90	20%
Amounts in R$ million (except for EPS)
¹ Under IFRS, net earnings include net earnings attributable to non-controlling shareholders.
² Calculated based on the weighted average number of shares over the period, excluding shares held in treasury.

Ultragaz – Operational data	4Q13	4Q12	3Q13	Δ (%) 4Q13v4Q12	Δ (%) 4Q13v3Q13	2013	2012	Δ (%) 2013v2012
Total volume (000 tons)	422	416	447	2%	(6%)	1,696	1,681	1%
Bottled	287	284	298	1%	(4%)	1,134	1,133	0%
Bulk	136	131	149	3%	(9%)	562	548	3%

Ipiranga – Operational data	4Q13	4Q12	3Q13	Δ (%) 4Q13v4Q12	Δ (%) 4Q13v3Q13	2013	2012	Δ (%) 2013v2012
Total volume (000 m³)	6,563	6,142	6,492	7%	1%	24,758	23,364	6%
Diesel	3,440	3,275	3,584	5%	(4%)	13,332	12,858	4%
Gasoline, ethanol and NGV	3,031	2,778	2,811	9%	8%	11,055	10,104	9%
Others3	92	90	98	3%	(6%)	370	402	(8%)
3 Fuel oils, kerosene, lubricants and greases.

Oxiteno – Operational data	4Q13	4Q12	3Q13	Δ (%) 4Q13v4Q12	Δ (%) 4Q13v3Q13	2013	2012	Δ (%) 2013v2012
Total volume (000 tons)	179	185	193	(4%)	(7%)	776	761	2%
Product mix
Specialty chemicals	170	160	178	6%	(4%)	687	638	8%
Glycols	9	25	15	(65%)	(41%)	89	123	(28%)
Geographical mix
Sales in Brazil	124	133	135	(7%)	(8%)	546	553	(1%)
Sales outside Brazil	55	52	57	5%	(5%)	230	208	10%

Ultracargo – Operational data	4Q13	4Q12	3Q13	Δ (%) 4Q13v4Q12	Δ (%) 4Q13v3Q13	2013	2012	Δ (%) 2013v2012
Effective storage4 (000 m3)	694	634	736	9%	(6%)	696	614	13%
4 Monthly average.

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Macroeconomic indicators	4Q13	4Q12	3Q13	Δ (%) 4Q13v4Q12	Δ (%) 4Q13v3Q13	2013	2012	Δ (%) 2013v2012
Average exchange rate (R$/US$)	2.28	2.06	2.29	11%	(1%)	2.16	1.95	10%
Brazilian interbank interest rate (CDI)	2.3%	1.7%	2.1%			8.1%	8.4%
Inflation in the period (IPCA)	2.0%	2.0%	0.6%			5.9%	5.8%

Highlights

➢
Ultrapar completes the association with Extrafarma – On September 30th, 2013, Ultrapar entered into an association agreement with Extrafarma, one of Brazil's ten largest drugstore chains. The transaction was closed on January 31st, 2014 with the approval of the association by the Extraordinary General Meetings of Ultrapar and Extrafarma. Extrafarma’s results will be consolidated in Ultrapar's financial statements after February 1st, 2014. Ultrapar’s Extraordinary Shareholders’ Meeting was attended by shareholders holding 74.0% of its total capital, a record attendance for Ultrapar, and the proposed matters were approved by 99.8% of the shareholders present. As a result of the merger of shares, 12,021,100 new ordinary, nominative book-entry shares with no par value were issued, totaling a capital stock of R$ 3,838,686,104.00 divided into 556,405,096 shares. In addition, the company issued subscription warrants, that, if exercised, may lead to the issuance of up to 4,007,031 shares in the future, pursuant to the Protocol and Justification of Merger of Shares published on December 19th, 2013. The association with Extrafarma marks Ultrapar’s entry into Brazil's significant, growing retail pharmacy sector, and Extrafarma became Ultrapar’s third business in specialized distribution and retail, with characteristics of growth, resilience and differentiation in services and convenience to its customers. This move opens new opportunities for value creation, mainly through the enhanced scale for the expansion of Extrafarma’s stores, to be boosted by the increased investment capacity, by the widespread presence of over 10 thousand Ipiranga’s service stations and Ultragaz’s resellers, and by the implementation of Ultrapar’s corporate governance and incentive systems, allowing the acceleration of its expansion plan. Additionally, the presence of drugstores in Ipiranga’s service stations and Ultragaz’s resellers provides more convenience and services to their customers, increasing the flow of people and the volume of fuels sold.

➢
Dividend distribution of R$ 389 million approved – The Board of Directors of Ultrapar approved today a dividend payment of R$ 389 million, equivalent to R$ 0.71 per share, to be paid from March 12th, 2014 onwards. This distribution, added to the anticipated dividends distributed in August 2013, totals R$ 744 million in the year, representing a dividend yield of 3% on Ultrapar's average share price in 2013. The total amount distributed in 2013 is 19% higher than that in 2012, and reflects Ultrapar's earnings growth in recent years.

➢
2014 investment plan approved – Ultrapar's investment plan for 2014, excluding acquisitions, amounts to R$ 1,484 million, which demonstrates the continuity of good opportunities to grow through increased scale and productivity gains, as well as modernization of existing operations.

Organic investment plan¹ (R$ million)	2014 (B)
Ipiranga	886
Oxiteno	244
Ultracargo	60
Ultragaz	184
Extrafarma	67
Outros	44
Total	1,484
         1 Net of disposals

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At Ipiranga, we plan to invest (i) R$ 366 million to maintain the pace of expansion of its distribution network (through the conversion of unbranded service stations and the opening of new gas stations) and of am/pm and Jet Oil franchises, focused on the Midwest, Northeast and North regions of Brazil, (ii) R$ 121 million in the expansion of logistics infrastructure to support the growing demand, mainly through the construction of new logistics facilities, and (iii) R$ 400 million in the maintenance of its activities, mainly in the renewal of contracts of its distribution network and the renovation of service stations, and in the modernization of operations. Out of Ipiranga’s total investment budget, R$ 885 million refer to additions to property, plant, equipment and intangible assets, and R$ 2 million refer to financing to clients, net of repayments. Oxiteno plans to invest R$ 161 million in the expansion of its production capacity, mainly in the conclusion of the expansion in Coatzacoalcos, in Mexico, and in the potential expansion in Pasadena, in the United States. The expansion in Mexico is planned to be operational by 2014 and will add 30,000 tons per year of production capacity. Additionally, Oxiteno will invest R$ 83 million in enhancing the productivity and in the maintenance of its plants and IT systems. Ultracargo will invest mainly in the modernization, adjustment and maintenance of the infrastructure of its terminals and in the potential expansion of the Itaqui terminal, which is planned to start operating in 2015. At Ultragaz, investments will be focused mainly (i) on the construction of a filling plant in São Luis, in the state of Maranhão, (ii) on UltraSystem (small bulk), due to the perspective of capturing new clients and (iii) on the replacement and purchase of LPG bottles. At Extrafarma, investments will be directed to the opening of approximately 70 new drugstores, to the expansion of its infrastructure and to the maintenance of its activities.

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Executive summary of the results

The more challenging macroeconomic environment in the first quarters of the year continued into the fourth quarter, contributing to the increase in the base interest rate, which was raised from 9.0% p.a. in late September to 10.0% p.a. in late November, and for the maintenance of a weaker Real against the dollar during 4Q13, with an average exchange rate of R$ 2.28/US$ in 4Q13 compared to R$ 2.06/US$ in 4Q12. The number of light vehicles licensed in 4Q13 reached approximately 940 thousand, totaling 3.6 million vehicles licensed in 2013, in line with 2012 figures, which allowed another year of approximately 7% growth in the fleet.

In 4Q13, Ultragaz reported a growth of 2% in sales volume compared to 4Q12, driven by a 3% increase in the bulk segment, mainly due to investments to capture new customers, such as the residential and small- and medium-sized companies segments. In 4Q13, Ultragaz’s EBITDA increased by 16% compared to 4Q12, thus showing the continuity of the company's earnings recovery plan, mainly as a result of commercial initiatives implemented over the last quarters and increased sales volume.

At Ipiranga, fuel sales volume grew by 7% in 4Q13 compared to 4Q12, boosted mainly by significant investments made in expanding the distribution network (conversion of unbranded service stations and opening of new service stations) and related logistics infrastructure and the growth in the light vehicle fleet. Ipiranga’s EBITDA ex-non-recurring expenses reached R$ 570 million, up 14% over 4Q12, mainly due to increased sales volume, improved sales mix with greater share of the reseller segment (sales at service stations), the strategy of constant innovation in services and convenience at the service station, generating greater customer satisfaction and loyalty, and initiatives to reduce informality, such as the full charge of PIS/Cofins taxes on the ethanol chain at the producer and the conversion of unbranded service stations.

At Oxiteno, the sales volume reached 179 thousand tons, down 4% compared to 4Q12, mainly due to lower sales of glycols, partially offset by increased sales of specialty chemicals, which were made possible by investments in capacity expansion implemented in recent years. Oxiteno’s EBITDA totaled R$ 107 million in 4Q13, or US$ 263/ton, up 47% over 4Q12, mainly as a result of the 11% weaker Real and a more favorable sales mix in 4Q13.

At Ultracargo, the average storage grew by 9% compared to 4Q12, mainly as a result of the increase in product handling in the Suape and Aratu terminals. Ultracargo’s EBITDA reached 38 million in 4Q13, up 6% over 4Q12.

Ultrapar reported consolidated EBITDA of R$ 834 million in 4Q13, up 22% compared to 4Q12, as a result of the EBITDA growth in all businesses. Net earnings for 4Q13 reached R$ 371 million, an increase of 20% over 4Q12, due to the EBITDA growth.

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Operational Performance

Ultragaz – In 4Q13, Ultragaz’s sales volume reached 422 thousand tons, up 2% over 4Q12, driven by the 3% growth in the bulk segment, as a consequence of investments made to capture new customers, especially in the residential and small- and medium-sized companies segments. Compared with 3Q13, sales volume decreased by 6%, mainly due to seasonality between periods. In 2013, Ultragaz totaled a sales volume of 1,696 thousand tons, up 1% over 2012.

Ipiranga – Ipiranga's sales volume totaled 6,563 thousand cubic meters in 4Q13, 7% above 4Q12 volume. In 4Q13, sales volume of fuels for light vehicles (Otto cycle) increased by 9%, driven by the growth in the vehicle fleet and significant investments made in Ipiranga’s network expansion. Diesel volume increased by 5% over 4Q12, as a result of investments made in network expansion and the economic growth. Compared with 3Q13, sales volume increased by 1%. In 2013, Ipiranga's sales volume totaled 24,758 thousand cubic meters, a growth of 6% over 2012.

Oxiteno – Oxiteno’s sales volume in 4Q13 totaled 179 thousand tons, with a growth of 6% (10 thousand tons) in specialty chemicals compared to 4Q12. The volume of specialty chemicals in the Brazilian market increased by 5% (6 thousand tons), about 2 times the GDP growth estimated for the year. In the foreign market, the 8% (4 thousand tons) growth in specialty chemicals was due to the acquisition of the specialty chemicals plant in Uruguay in November 2012. This growth was offset by lower sales of glycols (a reduction of 17 thousand tons). Thus, Oxiteno’s sales volume in 4Q13 decreased by 4% from 4Q12, although with a more favorable sales mix. Compared with 3Q13, sales volume decreased by 7% (14 thousand tons), mainly due to seasonally lower volumes for some specialties and the scheduled stoppage at the Camaçari petrochemical complex in October 2013. Oxiteno’s sales volume in 2013 totaled 776 thousand tons, a growth of 2% over 2012, with a highlight in the 8% growth in the sales of specialty chemicals.

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Ultracargo – In 4Q13, Ultracargo’s average storage grew by 9% compared to 4Q12, mainly due to the increased fuels handling in the Suape and Aratu terminals. Compared with 3Q13, average storage decreased by 6%, mainly due to seasonality between periods. In 2013, Ultracargo’s average storage in its terminals increased by 13% compared to 2012.

Economic-Financial Performance

Net sales and services – Ultrapar's consolidated net sales and services in 4Q13 grew by 13% compared to 4Q12, reaching R$ 16,227 million, due to the revenues growth in all businesses. Compared with 3Q13, Ultrapar's net sales and services increased by 2%. In 2013, Ultrapar’s net sales and services grew by 13% compared to 2012, totaling R$ 60,940 million.

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Ultragaz – Ultragaz's net sales and services totaled R$ 1,007 million in 4Q13, a 5% growth over 4Q12, mainly due to increased sales volume and commercial initiatives, including an improved sales mix with greater share of bulk LPG, especially the residential and small- and medium-sized companies segments. Compared with 3Q13, Ultragaz's net sales and services decreased by 4%, mainly due to lower seasonal volume. In 2013, Ultragaz's net sales and services totaled R$ 3,982 million, a 4% increase over 2012.

Ipiranga – Ipiranga's net sales and services totaled R$ 14,313 million in 4Q13, up 14% over 4Q12, mainly as a result of (i) increased sales volume, (ii) the rise in diesel and gasoline costs by Petrobras and increased ethanol costs, and (iii) improved sales mix, resulting from investments in the service station network expansion, which enabled a higher share of fuels for light vehicles and diesel sold through the reseller segment (sales at service stations). Compared with 3Q13, Ipiranga’s net sales and services increased by 3%, mainly due to increased sales volume, a seasonally greater share of gasoline in total volume, and the increases in diesel, gasoline and ethanol costs. In 2013, Ipiranga's net sales and services totaled R$ 53,384 million, a 14% increase over 2012.

Oxiteno – Oxiteno’s net sales and services totaled R$ 835 million in 4Q13, up 10% over 4Q12, due to the 11% weaker Real and the 3% higher average dollar price, which benefited from an improved sales mix, effects partially offset by lower sales volume. Compared with 3Q13, net sales and services decreased by 4%, mainly due to lower sales volume. In 2013, net sales and services totaled R$ 3,278 million, up 12% compared to 2012.

Ultracargo – Ultracargo's net sales and services totaled R$ 82 million in 4Q13, up 5% over 4Q12, mainly due to the increased average storage in its terminals. Compared with 3Q13, Ultracargo’s net sales and services decreased by 8%, mainly due to the seasonally lower average storage in its terminals. In 2013, Ultracargo's net sales and services totaled R$ 332 million, up 13% over 2012.

Cost of goods sold – In 4Q13, Ultrapar's cost of goods sold increased by 13% compared to 4Q12, totaling R$ 14,940 million, due to the increased cost of goods sold in all businesses. Compared to 3Q13, Ultrapar's cost of goods sold increased by 2%. In 2013, Ultrapar’s cost of goods sold increased by 13% over 2012, totaling R$ 56,165 million in the period.

Ultragaz – Ultragaz's cost of goods sold totaled R$ 864 million in 4Q13, up 4% over 3Q12, mainly as a result of (i) increased sales volume, (ii) the effects of inflation on costs, and (iii) requalification of an increased number of LPG bottles, partially offset by non-recurring costs related to the strike of LPG distributors’ employees in the state of São Paulo in 4Q12. Compared with 3Q13, Ultragaz's cost of goods sold decreased by 3%, mainly due to seasonally lower volume, partially offset by requalification of an increased number of LPG bottles. In 2013, Ultragaz's cost of goods sold totaled R$ 3,398 million, up 3% over 2012.

Ipiranga – Ipiranga’s cost of goods sold totaled R$ 13,422 million in 4Q13, up 14% compared to 4Q12, due to increased sales volume, cost increases by Petrobras (i) in diesel in January, March and November 2013, (ii) in gasoline in January and November 2013, and (iii) in ethanol in the second half of 2013, and the non-recurring PIS/Cofins tax credit in 4Q12 in the amount of R$ 18 million. Compared with 3Q13, Ipiranga’s cost of goods sold increased by 2%, mainly due to the rise in diesel and gasoline costs in November 2013 and in ethanol costs, partially offset by temporary inventory benefits. In 2013, Ipiranga's cost of goods sold totaled R$ 50,190 million, up 14% over 2012.

Oxiteno – Oxiteno’s cost of goods sold in 4Q13 totaled R$ 631 million, 3% higher than that in 4Q12, mainly due to (i) the effects of the 11% weaker Real on variable costs, (ii) increased personnel expenses, as a result of the effects of inflation and an increase in variable compensation, in line with the earnings progression, and (iii) the startup of Oxiteno’s operations in the United States and Uruguay, effects partially offset by lower sales volume and a 5% reduction in unit variable costs in dollars. Compared with 3Q13, Oxiteno's cost of goods sold increased by 2%, with the 9% increased variable costs in dollar being offset by lower sales volume. In 2013, Oxiteno’s cost of goods sold totaled R$ 2,480 million, up 7% over 2012.

Ultracargo – Ultracargo's cost of services provided in 4Q13 amounted to R$ 33 million, a 3% increase over 4Q12, mainly due to increased depreciation, resulting from capacity expansions. Compared with 3Q13, Ultracargo’s cost of services provided decreased by 8%. In 2013, Ultracargo's cost of services provided totaled R$ 134 million, up 14% over 2012.

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Sales, general and administrative expenses – Ultrapar’s sales, general and administrative expenses totaled R$ 708 million in 4Q13, up 9% compared to 4Q12. Compared with 3Q13, Ultrapar’s sales, general and administrative expenses decreased by 2%. In 2013, Ultrapar’s sales, general and administrative expenses amounted to R$ 2,769 million, up 12% over 2012.

Ultragaz – Ultragaz's sales, general and administrative expenses amounted to R$ 111 million in 4Q13, up 9% over 4Q12, mainly as a result of (i) the effects of inflation on expenses, (ii) an increase in variable compensation, in line with the improvement of results, and (iii) increased expenses with projects. Compared with 3Q13, Ultragaz's sales, general and administrative expenses decreased by 2%, primarily due to lower seasonal volumes, as well as lower expenses with marketing and sales campaigns. In 2013, Ultragaz's sales, general and administrative expenses totaled R$ 432 million, up 6% over 2012.

Ipiranga – Ipiranga’s sales, general and administrative expenses totaled R$ 446 million in 4Q13, up 5% over 4Q12, mainly resulting from (i) increased sales volume and higher unit expenses with freight, mainly due to the rise in diesel costs and inflation, (ii) the expansion of the distribution network, and (iii) the effects of inflation on personnel expenses, partially offset by lower expenses with marketing and sales campaigns. Compared with 3Q13, Ipiranga's sales, general and administrative expenses decreased by 2%, mainly as a result of lower expenses with marketing and sales campaigns. In 2013, Ipiranga's sales, general and administrative expenses totaled R$ 1,760 million, up 9% over 2012.

Oxiteno – Oxiteno's sales, general and administrative expenses totaled R$ 128 million in 4Q13, up 23% over 4Q12, mainly due to (i) the effects of inflation on expenses, (ii) increased logistics expenses, mainly as a result of increases in diesel costs and the effect of a weaker Real, (iii) an increase in variable compensation, in line with the earnings progression, and (iv) the startup of the company’s operations in the United States and Uruguay. Compared with 3Q13, Oxiteno’s sales, general and administrative expenses decreased by 5%, mainly due to lower sales volume. Sales, general and administrative expenses totaled R$ 487 million in 2013, up 26% over 2012.

Ultracargo – Ultracargo's sales, general and administrative expenses totaled R$ 24 million in 4Q13, up 8% over 4Q12, mainly due to increased expenses with projects and the effects of inflation on expenses. Compared with 3Q13, Ultracargo’s sales, general and administrative expenses remained stable. Sales, general and administrative expenses totaled R$ 94 million in 2013, up 27% over 2012.

EBITDA – Ultrapar’s consolidated EBITDA totaled R$ 834 million in 4Q13, up 22% over 4Q12, due to the EBITDA growth in all businesses. Compared with 3Q13, Ultrapar’s EBITDA increased by 9%, mainly due to the seasonality between periods. In 2013, Ultrapar’s EBITDA totaled R$ 2,918 million, 21% growth over 2012.

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Ultragaz – Ultragaz’s EBITDA amounted to R$ 63 million in 4Q13, up 16% over 4Q12, mainly due to commercial initiatives implemented, increased sales volume, and the effects of the strike of LPG distributors’ employees in the state of São Paulo in 4Q12, with an estimated impact of R$ 5 million, partially offset by the concentration of costs related to the requalification of LPG bottles in 4Q13. Compared with 3Q13, Ultragaz’s EBITDA decreased by 21%, mainly due to seasonally lower sales volume and the requalification of an increased number of LPG bottles in 4Q13. In 2013, Ultragaz’s EBITDA totaled R$ 281 million, up 14% over 2012.

Ipiranga – Ipiranga reported EBITDA of R$ 570 million in 4Q13, excluding extraordinary effects in 4Q13 and 4Q12, up 14% over 4Q12. Such growth is, mainly due to (i) increased sales volume, (ii) an improved sales mix, with greater share of the reseller segment (sales at service stations), (iii) the strategy of constant innovation in services and convenience at the service station, and (iv) initiatives to reduce informality, effects partially offset by increased expenses, especially on freight and personnel. The extraordinary effects mentioned above represented a gain of R$ 53 million in 4Q13, where (i) R$ 34 million refer to the temporary effect of inventory gain resulting from the increase in gasoline and diesel costs by Petrobras, and (ii) R$ 19 million refer to the sale of part of a logistics facility. These effects were partially offset by the PIS/Cofins tax credit in 4Q12 in the amount of R$ 18 million. Compared with 3Q13, the R$ 570 million EBITDA corresponds to 15% growth, mainly due to increased sales volume, improved sales mix, with greater share of gasoline, and the 2% lower expenses. In 2013, Ipiranga's EBITDA amounted to R$ 2,030 million, up 23% over 2012.

Oxiteno – Oxiteno reported EBITDA of R$ 107 million in 4Q13, up 47% over 4Q12, or US$ 263/ton, mainly due to the effect of the 11% weaker Real and a more favorable sales mix in 4Q13, effects partially offset by lower sales volume and increased costs and expenses, especially related to variable compensation, in line with the improvement of results, and to the startup of the company's operations in the United States and Uruguay. Compared with 3Q13, Oxiteno’s EBITDA decreased by 27%, mainly due to lower sales volume. In 2013, Oxiteno’s EBITDA totaled R$ 441 million, up 25% over 2012.

Ultracargo – Ultracargo’s EBITDA totaled R$ 38 million in 4Q13, up 6% over 4Q12, mainly due to the increased average storage in its terminals, partially offset by increased expenses, especially those related to projects. Compared with 3Q13, Ultracargo’s EBITDA decreased by 10%, mainly due to a seasonally lower storage in its terminals. In 2013, Ultracargo’s EBITDA totaled R$ 158 million, up 10% over 2012.

Depreciation and amortization – Total depreciation and amortization costs and expenses in 4Q13 amounted to R$ 201 million, a 9% increase from 4Q12, as a result of investments made in 2013, mainly in Ipiranga. Compared with 3Q12, total depreciation and amortization costs and expenses increased by 3%. In 2013, Ultrapar’s total depreciation costs and expenses amounted to R$ 779 million, up 12% over 2012.

Financial results – Ultrapar reported R$ 94 million of net financial expenses in 4Q13, R$ 36 million higher than that in 4Q12, mainly due to the rise in the base interest rate and increased net debt in 4Q13. Compared to 3Q13, net financial expenses were R$ 5 million higher. Net debt at the end of 4Q13 totaled R$ 3,426 million, corresponding to 1.2 times EBITDA for the last 12 months compared to a ratio of 1.3 times in 4Q12 and 3Q13. In 2013, Ultrapar reported net financial expense of R$ 338 million, R$ 67 million higher than that in 2012.

Net earnings – Net earnings in 4Q13 amounted to R$ 371 million, up 20% and 13% over 4Q12 and 3Q13, respectively, mainly due to the EBITDA growth between periods. In 2013, Ultrapar reported net earnings of R$ 1,229 million, up 20% over 2012.

Investments – Total investments, net of disposals and repayments, amounted to R$ 438 million in 4Q13, allocated as follows:

•	At Ultragaz, R$ 29 million were invested, directed mainly to new customers in the bulk segment and the replacement of LPG bottles.

•
At Ipiranga, R$ 336 million were invested mainly in the expansion and maintenance of the service station network and logistics infrastructure. Ipiranga invested R$ 318 million in fixed and intangible assets, and R$ 18 million in loans granted, net of repayments of loans to clients.

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•	At Oxiteno, R$ 46 million were invested, directed mainly to expansions underway in Mexico and in the United States and the maintenance of its production units.

•	Ultracargo invested R$ 12 million, mainly directed towards maintenance of terminals.

R$ million	4Q13	2013
Additions to fixed and intangible assets1
Ultragaz	29	151
Ipiranga	318	758
Oxiteno	46	139
Ultracargo	12	37
Total – additions to fixed and intangible assets¹	413	1,102
Financing and bonuses to clients² – Ipiranga	18	(12)
Acquisition (disposal) of equity interest 3	7	29
Total investments, net of disposals and repayments	438	1,119
1 Includes the consolidation of corporate IT services.
2 Financing to clients is included as working capital in the Cash Flow Statement.
3 Includes mainly capital invested in ConectCar and closing adjustments of the acquisition of American Chemical.

Ultrapar continued, in 2013, its investment strategy oriented to grow volume and competitiveness, serving each time better an increasing number of customers. Ultrapar’s investments, net of disposals, totaled R$ 1,119 million, of which R$ 1,089 million were related to organic investments and R$ 29 million were related to acquisitions.

At Ipiranga, R$ 746 million were invested, of which (i) R$ 348 million in the expansion of its distribution network (through the conversion of unbranded service stations, the opening of new gas stations and new customers) and Jet Oil and am/pm franchises, focused on the Midwest, Northeast and North regions of Brazil, (ii) R$ 86 million in expanding its logistics infrastructure to support the growing demand, through the construction and expansion of logistics facilities, and (iii) R$ 312 million in the maintenance of its operations, mainly in the renewal of contracts of its distribution network and the renovation of service stations. Out of the total amount invested, R$ 758 million were related to property, plant, equipment and intangible assets, partially offset by R$ 12 million related to repayments from clients, net of financings to clients. At Oxiteno, the total investments in 2013 amounted to R$ 139 million, mainly directed to continue the expansion of the production capacity in Pasadena, United States, and in Coatzacoalcos, Mexico, and to the maintenance of its plants. Ultracargo’s investments totaled R$ 37 million in 2013, mainly allocated to the modernization and maintenance of its terminals. At Ultragaz, R$ 151 million were invested mainly in new clients in the bulk segment, replacement of bottles and maintenance of its bottling facilities.

> 12

Ultrapar in the capital markets

Ultrapar’s average daily trading volume was R$ 68 million/day in 4Q13 and R$ 70 million/day in 2013, 11% and 26% higher than that in 4Q12 and 2012, respectively, considering the combined trading volumes of the BM&FBOVESPA and the NYSE. Ultrapar’s share price closed 4Q13 quoted at R$ 55.95/share on the BM&FBOVESPA, with an accumulated appreciation of 2% in the quarter and 21% over 2013. During the same periods, the Ibovespa index depreciated by 2% and 15%, respectively. At the NYSE, Ultrapar’s shares depreciated by 4% in 4Q13 and appreciated by 6% during 2013, while the Dow Jones index appreciated by 10% in 4Q13 and by 26% over 2013. Ultrapar closed 2013 with a market value of R$ 30 billion, a 21% growth over 4Q12.

Performance of UGPA3 vs. Ibovespa - 4Q13
(Base 100)

115
110
105
100
95
90
30-Sep-13
23-Oct-13
15-Nov-13
8-Dec-13
31-Dec-13
102
98
UGPA3
Ibovespa

Performance of UGPA3 vs. Ibovespa - 2013
(Base 100)

130
115
100
85
70
31-Dec-12
28-Feb-13
30-Apr-13
30-Jun-13
31-Aug-13
31-Oct-13
31-Dec-13
121
85
UGPA3
Ibovespa

Average daily trading volume
(R$ million)

26%
55
70
2012
2013

Market value
(R$ billion)

21%
25
30
2012
2013

> 13

Outlook

Ultrapar should continue to reap the benefits of investments made in expanding its businesses, in addition to the initiatives for differentiation and to establish a closer relationship with customers. At Ipiranga, strong and consistent investments in expanding the service station network and related logistics infrastructure, focused on the North, Northeast and Midwest regions of Brazil, will continue to leverage the benefits from the growth of the vehicle fleet in Brazil and the reduction of grey market. Additionally, the company will proceed with its differentiation initiatives, based on increasing the offer of products, services and convenience, to further expand the number of increasingly satisfied and loyal consumers. At Ultragaz, the benefits from recent investments in capturing new customers and the continued focus on managing costs and expenses will contribute to continue its growth. Oxiteno will keep the focus on innovation, with the development of new products, and will act to maximize the benefits from the ramp up of investments in production capacity expansion in Brazil, in a more favorable exchange rate scenario. Additionally, the company will continue the consolidation of its international expansion plan. Ultracargo, in turn, will continue to focus on the benefits generated by the expansion of existing terminals and will keep attentive to opportunities from the growing demand for liquid bulk storage in Brazil, which includes evaluating expansions and participating in bidding processes that are expected to take place in 2014. In 2014, Ultrapar will incorporate the Extrafarma drugstore chain into its activities, focusing on integrating the new business and detailing the accelerated expansion plan, which should be developed more intensively from 2015 onwards.

> 14

Forthcoming events

Conference call / Webcast: February 21st, 2014

Ultrapar will be holding a conference call for analysts on February 21st, 2014 to comment on the company's performance in the fourth quarter of 2013 and outlook. The presentation will be available for download on the company's website 30 minutes prior to the conference call.

Brazilian: 9:00 a.m. (US EST)
Telephone for connection: +55 11 2188 0155
Code: Ultrapar

International: 10:30 a.m. (US EST)
Participants in the US: +1 877 317 6776
Participants in Brazil: 0800 891 0015
Participants in other countries: +1 412 317 6776
Code: Ultrapar

WEBCAST live via Internet at www.ultra.com.br. Please connect 15 minutes in advance.

This document may contain forecasts of future events. Such predictions merely reflect the expectations of the Company's management. Words such as: "believe", "expect", "plan", "strategy", "prospects", "envisage", "estimate", "forecast", "anticipate", "may" and other words with similar meaning are intended as preliminary declarations regarding expectations and future forecasts. Such declarations are subject to risks and uncertainties, anticipated by the Company or otherwise, which could mean that the reported results turn out to be significantly different from those forecasts. Therefore, the reader should not base investment decisions solely on these estimates.

> 15

Operational and market information

Financial focus	4Q13	4Q12	3Q13	2013	2012
EBITDA margin Ultrapar	5.1%	4.8%	4.8%	4.8%	4.5%
Net margin Ultrapar	2.3%	2.2%	2.1%	2.0%	1.9%
Focus on human resources	4Q13	4Q12	3Q13	2013	2012
Number of employees – Ultrapar	9,235	9,282	9,218	9,235	9,282
Number of employees – Ultragaz	3,704	3,933	3,728	3,704	3,933
Number of employees – Ipiranga	2,682	2,562	2,647	2,682	2,562
Number of employees – Oxiteno	1,829	1,795	1,833	1,829	1,795
Number of employees – Ultracargo	604	593	591	604	593
Focus on capital markets ¹	4Q13	4Q12	3Q13	2013	2012
Number of shares (000)	544,384	544,384	544,384	544,384	544,384
Market capitalization1 – R$ million	31,347	23,889	29,434	28,992	23,075
BM&FBOVESPA	4Q13	4Q12	3Q13	2013	2012
Average daily volume (shares)	928,662	923,634	977,534	972,171	812,998
Average daily trading volume (R$ 000)	53,517	40,433	52,864	51,871	34,461
Average share price (R$/share)	57.6	43.8	54.1	53.4	42.4
NYSE	4Q13	4Q12	3Q13	2013	2012
Quantity of ADRs2 (000 ADRs)	34,315	35,425	34,015	34,315	35,425
Average daily volume (ADRs)	256,946	472,154	329,195	339,862	496,314
Average daily trading volume (US$ 000)	6,474	10,143	7,789	8,410	10,756
Average share price (US$/ADR)	25.2	21.5	23.7	24.7	21.7
Total	4Q13	4Q12	3Q13	2013	2012
Average daily volume (shares)	1,185,608	1,395,788	1,306,729	1,312,033	1,309,312
Average daily trading volume (R$ 000)	68,270	61,250	70,653	69,874	55,498

All financial information is presented according to the accounting principles laid down in the Brazilian Corporate Law. All figures are expressed in Brazilian Reais, except for the amounts on page 24, which are expressed in US dollars and were obtained using the average exchange rate (commercial dollar rate) for the corresponding periods.

For additional information, please contact:

Investor Relations - Ultrapar Participações S.A.
+55 11 3177 7014
invest@ultra.com.br
www.ultra.com.br

1	Calculated based on the weighted average price in the period.
2	1 ADR = 1 common share.

> 16

ULTRAPAR
CONSOLIDATED BALANCE SHEET
In millions of Reais

	QUARTERS ENDED IN
	DEC	DEC	SEP
	2013	2012	2013

ASSETS

Cash, cash equivalents and financial investments	3,425.2	2,982.3	3,160.0
Trade accounts receivable	2,321.5	2,306.5	2,270.3
Inventories	1,592.5	1,290.7	1,542.0
Taxes	480.0	478.0	438.3
Other	84.7	75.6	100.3
Total Current Assets	7,903.9	7,133.0	7,510.8

Investments	58.9	43.7	54.0
Property, plant and equipment and intangibles	7,029.0	6,632.3	6,780.9
Financial investments	118.5	149.5	104.4
Trade accounts receivable	124.5	137.4	123.4
Deferred income tax	376.1	469.3	420.3
Escrow deposits	614.9	533.7	583.9
Other	152.7	150.6	143.2
Total Non-Current Assets	8,474.6	8,116.5	8,210.2

TOTAL ASSETS	16,378.5	15,249.6	15,721.0

LIABILITIES

Loans, financing and debentures	1,830.0	1,628.0	1,797.2
Suppliers	968.9	1,297.7	882.1
Payroll and related charges	297.7	252.5	267.9
Taxes	230.2	182.9	245.8
Other	437.7	360.1	132.1
Total Current Liabilities	3,764.5	3,721.3	3,325.1

Loans, financing and debentures	5,139.6	4,587.9	5,083.9
Provision for contingencies	569.7	551.0	586.6
Post-retirement benefits	99.4	118.5	129.0
Other	258.4	264.9	237.2
Total Non-Current Liabilities	6,067.2	5,522.2	6,036.7

TOTAL LIABILITIES	9,831.7	9,243.5	9,361.8

STOCKHOLDERS' EQUITY

Capital	3,696.8	3,696.8	3,696.8
Reserves	2,733.0	2,248.5	2,248.0
Treasury shares	(114.9)	(114.9)	(114.9)
Others	205.1	150.2	502.7
Non-controlling interest	26.9	25.5	26.7
Total shareholders’ equity	6,546.9	6,006.1	6,359.2

TOTAL LIAB. AND STOCKHOLDERS' EQUITY	16,378.5	15,249.6	15,721.0

Cash and financial investments	3,543.7	3,131.8	3,264.4
Debt	(6,969.6)	(6,215.9)	(6,881.1)
Net cash (debt)	(3,425.9)	(3,084.0)	(3,616.8)

> 17

ULTRAPAR
CONSOLIDATED INCOME STATEMENT
In millions of Reais (except per share data)

	QUARTERS ENDED IN			ACCUMULATED
	DEC	DEC	SEP	DEC	DEC
	2013	2012	2013	2013	2012

Net sales and services	16,226.5	14,329.2	15,909.7	60,940.2	53,868.9

Cost of sales and services	(14,939.8)	(13,215.7)	(14,645.5)	(56,165.4)	(49,768.1)

Gross profit	1,286.7	1,113.5	1,264.2	4,774.9	4,100.8

Operating expenses
Selling	(446.4)	(403.5)	(461.3)	(1,756.4)	(1,579.6)
General and administrative	(261.8)	(248.7)	(265.0)	(1,012.3)	(891.1)

Other operating income (expenses), net	33.3	32.0	29.0	97.6	74.1
Income from sale of assets	21.9	3.1	3.7	40.3	3.7

Operating income	633.8	496.3	570.5	2,144.0	1,707.9

Financial results
Financial income	73.9	47.6	66.2	240.6	208.2
Financial expenses	(167.8)	(105.2)	(155.1)	(578.2)	(478.5)
Equity in earnings (losses) of affiliates	(1.2)	2.0	(1.8)	(5.0)	10.5

Income before income and social contribution taxes	538.7	440.6	479.9	1,801.4	1,448.0

Provision for income and social contribution taxes
Current	(130.5)	(98.0)	(159.3)	(534.5)	(356.3)
Deferred	(49.6)	(46.6)	(11.4)	(91.0)	(108.4)
Benefit of tax holidays	12.0	13.8	18.6	52.8	43.4

Net Income	370.7	309.8	327.8	1,228.7	1,026.8

Net income attributable to:
Shareholders of Ultrapar	372.8	307.9	325.4	1,225.1	1,019.9
Non-controlling shareholders of the subsidiaries	(2.1)	1.9	2.4	3.6	6.9

EBITDA	833.5	683.0	764.5	2,918.0	2,411.4

Depreciation and amortization	200.9	184.8	195.8	778.9	693.1
Total investments, net of disposals and repayments	438.3	586.1	312.2	1,118.8	1,483.1

RATIOS

Earnings per share - R$	0.70	0.57	0.61	2.28	1.90
Net debt / Stockholders' equity	0.52	0.51	0.57	0.52	0.51
Net debt / LTM EBITDA	1.17	1.28	1.31	1.17	1.28
Net interest expense / EBITDA	0.11	0.08	0.12	0.12	0.11
Gross margin	7.9%	7.8%	7.9%	7.8%	7.6%
Operating margin	3.9%	3.5%	3.6%	3.5%	3.2%
EBITDA margin	5.1%	4.8%	4.8%	4.8%	4.5%

> 18

ULTRAPAR
CONSOLIDATED CASH FLOW STATEMENT
In millions of Reais

	JAN - DEC
	2013	2012

Cash Flows from operating activities	2,121.7	2,443.3
Net income	1,228.7	1,026.8
Depreciation and amortization	778.9	693.1
Working capital	(185.8)	177.3
Financial expenses (A)	613.1	615.1
Deferred income and social contribution taxes	91.0	108.4
Income from sale of assets	(40.3)	(3.7)
Cash paid for income and social contribution taxes	(312.1)	(169.1)
Other (B)	(51.8)	(4.7)

Cash Flows from investing activities	(1,131.0)	(1,360.4)
Additions to fixed and intangible assets, net of disposals	(1,101.5)	(1,282.7)
Acquisition and sale of equity investments	(29.5)	(172.7)
MaxFácil	-	95.0

Cash Flows from (used in) financing activities	(578.9)	(622.7)
Debt raising	1,446.0	2,753.8
Amortization of debt	(760.6)	(2,437.8)
Interest paid	(548.5)	(331.8)
Payment of financial lease	(4.3)	(4.6)
Payment of loan with Noble Brasil	-	(50.0)
Related parties	(0.0)	(0.8)
Dividends paid (C)	(711.4)	(548.5)
Other (D)	-	(2.9)

Net increase (decrease) in cash and cash equivalents	411.9	460.2

Cash from subsidiaries acquired	-	12.3

Cash and cash equivalents at the beginning of the period (E)	3,131.8	2,659.3

Cash and cash equivalents at the end of the period (E)	3,543.7	3,131.8

Supplemental disclosure of cash flow information
Debt from subsidiaries acquired (F)	-	136.3

(A)
Comprised of interest and exchange rate and inflationary variation expenses on loans and financing. Does not include revenues from interest and exchange rate and inflationary variation on cash equivalents.

(B)	Comprised mainly of noncurrent assets and liabilities variations net.
(C)	Includes dividends paid by Ultrapar and its subsidiaries to third parties.
(D)	Corresponds to the acquisition of non-controlling interest.
(E)	Includes cash, cash equivalents and short and long term financial investments.
(F)	In 2012, includes gross debt of R$ 96 million from the acquisition of Temmar and R$ 40 million from the acquisition of American Chemical.

> 19

ULTRAGAZ
CONSOLIDATED INVESTED CAPITAL
In millions of Reais

	QUARTERS ENDED IN
	DEC	DEC	SEP
	2013	2012	2013

OPERATING ASSETS
Trade accounts receivable	168.4	179.2	183.0
Trade accounts receivable - noncurrent portion	23.7	25.4	23.6
Inventories	51.0	50.7	48.6
Taxes	35.7	28.6	34.3
Escrow deposits	153.4	129.9	147.6
Other	29.9	40.4	34.1
Property, plant and equipment, intangibles and investments	738.9	725.4	746.3

TOTAL OPERATING ASSETS	1,201.0	1,179.7	1,217.6

OPERATING LIABILITIES
Suppliers	40.5	51.0	45.4
Payroll and related charges	83.4	78.9	82.8
Taxes	5.1	4.3	5.9
Provision for contingencies	82.5	74.1	81.9
Other accounts payable	26.2	22.5	22.9

TOTAL OPERATING LIABILITIES	237.7	230.8	238.9

ULTRAGAZ
CONSOLIDATED INCOME STATEMENT
In millions of Reais

	QUARTERS ENDED IN			ACCUMULATED
	DEC	DEC	SEP	DEC	DEC
	2013	2012	2013	2013	2012

Net sales	1,006.8	956.9	1,050.3	3,982.3	3,847.1

Cost of sales and services	(863.8)	(830.8)	(891.6)	(3,398.2)	(3,313.3)

Gross profit	143.0	126.0	158.7	584.1	533.8

Operating expenses
Selling	(74.7)	(70.8)	(79.2)	(299.1)	(291.0)
General and administrative	(36.1)	(30.7)	(33.5)	(133.3)	(118.6)

Other operating income (expenses), net	(0.0)	(0.3)	(0.2)	(0.7)	(0.3)
Income from sale of assets	(2.5)	(2.8)	0.8	(3.9)	(9.6)

Operating income	29.6	21.4	46.6	147.0	114.3

Equity in earnings (losses) of affiliates	(0.0)	0.0	0.0	(0.0)	0.0

EBITDA	63.2	54.3	80.3	280.5	245.7

Depreciation and amortization	33.5	32.8	33.6	133.5	131.4

RATIOS

Gross margin (R$/ton)	339	303	355	344	318
Operating margin (R$/ton)	70	52	104	87	68
EBITDA margin (R$/ton)	150	131	180	165	146

> 20

IPIRANGA
CONSOLIDATED INVESTED CAPITAL
In millions of Reais

	QUARTERS ENDED IN
	DEC	DEC	SEP
	2013	2012	2013

OPERATING ASSETS
Trade accounts receivable	1,755.8	1,717.2	1,639.6
Trade accounts receivable - noncurrent portion	100.4	111.0	99.2
Inventories	1,033.0	805.6	1,015.1
Taxes	177.0	151.7	151.9
Other	223.8	174.0	226.3
Property, plant and equipment, intangibles and investments	3,369.3	3,018.8	3,144.1

TOTAL OPERATING ASSETS	6,659.4	5,978.3	6,276.2

OPERATING LIABILITIES
Suppliers	772.8	1,102.7	674.3
Payroll and related charges	104.1	87.6	87.1
Post-retirement benefits	91.7	106.3	114.7
Taxes	80.0	70.8	87.0
Provision for contingencies	159.4	170.2	180.2
Other accounts payable	188.0	176.0	122.8

TOTAL OPERATING LIABILITIES	1,396.0	1,713.6	1,266.1

IPIRANGA
CONSOLIDATED INCOME STATEMENT
In millions of Reais

	QUARTERS ENDED IN			ACCUMULATED
	DEC	DEC	SEP	DEC	DEC
	2013	2012	2013	2013	2012

Net sales	14,312.8	12,541.3	13,911.9	53,384.1	46,829.4
				-	-
Cost of sales and services	(13,421.5)	(11,750.6)	(13,107.7)	(50,190.2)	(44,055.2)
				-	-
Gross profit	891.2	790.7	804.2	3,194.0	2,774.2
				-	-
Operating expenses
Selling	(308.8)	(277.3)	(314.3)	(1,202.8)	(1,085.2)
General and administrative	(137.3)	(147.3)	(141.8)	(556.7)	(528.1)
				-	-
Other operating income (expenses), net	34.8	31.1	29.1	96.5	81.3
Income from sale of assets	24.1	10.5	2.7	43.8	12.3
				-	-
Operating income	504.0	407.8	379.9	1,574.7	1,254.4

Equity in earnings (losses) of affiliates	0.2	3.5	0.1	0.8	7.4
				-	-
EBITDA	623.6	517.6	494.3	2,029.6	1,652.6
				-	-
Depreciation and amortization	119.4	106.3	114.3	454.2	390.7

RATIOS

Gross margin (R$/m3)	136	129	124	129	119
Operating margin (R$/m3)	77	66	59	64	54
EBITDA margin (R$/m3)	95	84	76	82	71
EBITDA margin (%)	4.4%	4.1%	3.6%	3.8%	3.5%

> 21

OXITENO
CONSOLIDATED INVESTED CAPITAL
In millions of Reais

	QUARTERS ENDED IN
	DEC	DEC	SEP
	2013	2012	2013

OPERATING ASSETS
Trade accounts receivable	373.2	384.1	427.7
Inventories	506.6	432.1	476.3
Taxes	130.1	141.9	128.0
Other	98.7	100.3	97.5
Property, plant and equipment, intangibles and investments	1,685.3	1,646.5	1,659.0

TOTAL OPERATING ASSETS	2,793.9	2,704.9	2,788.5

OPERATING LIABILITIES
Suppliers	139.4	134.4	151.0
Payroll and related charges	94.3	71.7	82.1
Taxes	26.6	25.1	33.6
Provision for contingencies	88.0	91.3	86.9
Other accounts payable	31.8	26.1	23.3

TOTAL OPERATING LIABILITIES	380.1	348.5	376.9

OXITENO
CONSOLIDATED INCOME STATEMENT
In millions of Reais

	QUARTERS ENDED IN			ACCUMULATED
	DEC	DEC	SEP	DEC	DEC
	2013	2012	2013	2013	2012

Net sales	834.9	761.8	867.0	3,277.8	2,928.8

Cost of goods sold
Variable	(524.0)	(517.4)	(519.5)	(2,086.3)	(1,957.8)
Fixed	(77.2)	(64.9)	(69.5)	(273.7)	(241.2)
Depreciation and amortization	(29.7)	(29.0)	(29.6)	(119.5)	(113.4)

Gross profit	204.0	150.6	248.3	798.3	616.4

Operating expenses
Selling	(59.0)	(51.1)	(63.5)	(236.2)	(191.7)
General and administrative	(69.0)	(53.2)	(71.1)	(250.7)	(195.3)

Other operating income (expenses), net	(2.3)	(0.2)	(0.7)	(3.3)	(1.5)
Income from sale of assets	0.3	(4.7)	0.1	0.5	0.9

Operating income	74.0	41.4	113.2	308.6	228.8

Equity in earnings (losses) of affiliates	0.1	(0.1)	0.0	0.1	(0.1)

EBITDA	106.9	72.8	146.0	440.6	351.8

Depreciation and amortization	32.7	31.5	32.8	131.9	123.1

RATIOS

Gross margin (R$/ton)	1,143	813	1,290	1,029	809
Operating margin (R$/ton)	415	223	588	398	300
EBITDA margin (R$/ton)	599	393	758	568	462

> 22

ULTRACARGO
CONSOLIDATED INVESTED CAPITAL
In millions of Reais
	QUARTERS ENDED IN
	DEC	DEC	SEP
	2013	2012	2013

OPERATING ASSETS
Trade accounts receivable	26.9	28.5	22.4
Inventories	1.9	2.3	2.0
Taxes	10.8	11.1	11.2
Other	18.5	16.4	14.9
Property, plant and equipment, intangibles and investments	949.1	960.7	950.3

TOTAL OPERATING ASSETS	1,007.3	1,019.0	1,000.8

OPERATING LIABILITIES
Suppliers	16.5	8.3	13.4
Payroll and related charges	15.7	14.2	15.8
Taxes	4.4	4.3	3.8
Provision for contingencies	10.4	10.1	10.7
Other accounts payable¹	49.2	49.8	46.5

TOTAL OPERATING LIABILITIES	96.2	86.6	90.2
¹ Includes the long term obligations with clients account and the extra amount related to the acquisition of Temmar, in the port of Itaqui

ULTRACARGO
CONSOLIDATED INCOME STATEMENT
In millions of Reais

	QUARTERS ENDED IN			ACCUMULATED
	DEC	DEC	SEP	DEC	DEC
	2013	2012	2013	2013	2012

Net sales	81.6	77.6	89.1	332.1	293.6
	-	-	-
Cost of sales and services	(33.2)	(32.1)	(36.1)	(133.8)	(117.4)
	-	-	-
Gross profit	48.4	45.5	53.0	198.3	176.2
	-	-	-
Operating expenses
Selling	(3.9)	(4.4)	(4.4)	(18.3)	(11.6)
General and administrative	(20.3)	(18.0)	(20.0)	(76.2)	(63.0)

Other operating income (expenses), net	0.9	1.3	0.8	5.1	3.9
Income from sale of assets	0.0	0.0	0.0	(0.1)	0.0
					-
Operating income	25.1	24.5	29.5	108.9	105.5
					-
Equity in earnings (losses) of affiliates	0.3	(0.3)	0.3	1.3	0.6
					-
EBITDA	37.5	35.5	41.7	157.5	142.7
					-
Depreciation and amortization	12.1	11.3	12.0	47.3	36.6

RATIOS

Gross margin	59%	59%	59%	60%	60%
Operating margin	31%	32%	33%	33%	36%
EBITDA margin	46%	46%	47%	47%	49%

> 23

ULTRAPAR
CONSOLIDATED INCOME STATEMENT
In millions of US dollars except where otherwise mentioned

	QUARTERS ENDED IN			ACCUMULATED
	DEC	DEC	SEP	DEC	DEC
	2013	2012	2013	2013	2012

Net sales
Ultrapar	7,127.8	6,961.1	6,952.6	28,244.1	27,560.2
Ultragaz	442.3	464.8	459.0	1,845.7	1,968.2
Ipiranga	6,287.2	6,092.5	6,079.6	24,742.0	23,958.7
Oxiteno	366.7	370.1	378.9	1,519.2	1,498.4
Ultracargo	35.8	37.7	38.9	153.9	150.2

EBITDA
Ultrapar	366.1	331.8	334.1	1,352.4	1,233.7
Ultragaz	27.7	26.4	35.1	130.0	125.7
Ipiranga	273.9	251.4	216.0	940.7	845.5
Oxiteno	47.0	35.4	63.8	204.2	180.0
Ultracargo	16.5	17.3	18.2	73.0	73.0

Operating income
Ultrapar	278.4	241.1	249.3	993.7	873.8
Ultragaz	13.0	10.4	20.4	68.1	58.5
Ipiranga	221.4	198.1	166.0	729.8	641.8
Oxiteno	32.5	20.1	49.5	143.0	117.0
Ultracargo	11.0	11.9	12.9	50.5	54.0

EBITDA margin
Ultrapar	5%	5%	5%	5%	4%
Ultragaz	6%	6%	8%	7%	6%
Ipiranga	4%	4%	4%	4%	4%
Oxiteno	13%	10%	17%	13%	12%
Ultracargo	46%	46%	47%	47%	49%

EBITDA margin / volume
Ultragaz (US$/ton)	66	63	79	77	75
Ipiranga (US$/m3)	42	41	33	38	36
Oxiteno (US$/ton)	263	191	331	263	236

Net income
Ultrapar	162.8	150.5	143.2	569.5	525.3

Net income / share (US$)	0.31	0.28	0.27	1.06	0.97

> 24

ULTRAPAR PARTICIPAÇÕES S/A
LOANS
In millions of Reais - Accounting practices adopted in Brazil

LOANS			Balance in December/20131
								Weighted average
					Ultrapar Parent	Ultrapar	Index/	interest
	Ultragaz	Oxiteno	Ultracargo	Ipiranga	Company / Other	Consolidated	Currency	rate(% p.y.)2	Maturity
Foreign Currency

Notes	584.5	-	-	-	-	584.5	US$	7.3	2015
Foreign loan 4	-	-	-	187.3	-	187.3	US$ + LIBOR	0.8	2015
Foreign loan	-	140.3	-	-	-	140.3	US$ + LIBOR	1.0	2014
Advances on foreign exchange contracts	-	136.8	-	-	-	136.8	US$	1.4	< 349 days
Financial institutions	-	95.8	-	-	-	95.8	US$	2.1	2014 to 2017
Financial institutions	-	46.7	-	-	-	46.7	US$ + LIBOR	2.0	2017
BNDES	14.3	24.9	-	7.4	-	46.6	US$	5.6	2014 to 2020
Financial institutions	-	31.2	-	-	-	31.2	MX$ + TIIE	1.2	2014 to 2016
Foreign currency advances delivered	-	25.5	-	-	-	25.5	US$	1.2	< 112 days

Subtotal	598.8	501.3	-	194.7	-	1,294.9

Local Currency

Banco do Brasil floating rate	-	-	-	2,402.6	-	2,402.6	CDI	103.3	2014 to 2019
Banco do Brasil fixed rate 3	-	-	-	905.9	-	905.9	R$	12.1	2014 to 2015
Debentures - 4th issuance	-	-	-	-	852.5	852.5	CDI	108.3	2015
BNDES	198.7	146.7	107.4	181.0	-	633.8	TJLP	2.5	2014 to 2020
Debentures - 1st issuance IPP	-	-	-	606.9	-	606.9	CDI	107.9	2017
Banco do Nordeste do Brasil	-	59.6	44.5	-	-	104.1	R$	8.5	2018 to 2021
BNDES	7.8	8.1	1.7	29.8	-	47.4	R$	5.3	2015 to 2020
Financial leasing	44.3	-	-	-	-	44.3	IGPM	5.6	2031
Research and projects financing (FINEP)	-	28.2	-	10.7	-	38.8	R$	4.0	2019 to 2021
Export Credit Note 5	-	25.0	-	-	-	25.0	R$	8.0	2016
Research and projects financing (FINEP)	2.0	3.3	-	1.5	-	6.7	TJLP	0.0	2014 to 2023
Financial leasing fixed rate	-	-	-	-	0.1	0.1	R$	14.0	2014

Subtotal	252.8	270.9	153.6	4,138.4	852.5	5,668.2

Unrealized losses on swaps transactions	-	4.9	-	1.6	-	6.6

Total	851.7	777.1	153.6	4,334.7	852.5	6,969.6

Composition per annum

Up to 1 year	51.8	459.9	40.9	1,224.1	53.3	1,830.0
From 1 to 2 years	644.7	74.0	34.3	1,279.6	799.2	2,831.8
From 2 to 3 years	50.3	95.5	30.9	316.6	-	493.4
From 3 to 4 years	30.9	108.7	23.0	635.0	-	797.6
From 4 to 5 years	21.1	21.9	8.7	16.9	-	68.6
Thereafter	52.8	17.2	15.7	862.5	-	948.2

Total	851.7	777.1	153.6	4,334.7	852.5	6,969.6

Libor = London Interbank Offered Rate / MX$ = Mexican Peso / TIIE = Mexican Interbank Interest Rate Even / CDI = interbank certificate of deposit rate / TJLP = basic financing cost of BNDES (set by National Monetary Council. On December 31, 2013, TJLP was fixed at 5% p.a. / IGPM = General Index of Market Prices

			Balance in December/20131
					Ultrapar Parent	Ultrapar
	Ultragaz	Oxiteno	Ultracargo	Ipiranga	Company / Other	Consolidated
CASH AND LONG TERM INVESTMENTS	450.1	1,053.3	244.4	1,674.7	121.2	3,543.7

1 As provided in IAS 39, transaction costs incurred in obtaining financial resources were deducted from the value of the financial instrument.
2 Some loans have hedging against foreign currency exposure and interest rate (see note 22 to financial statements).
3 For this loan, a hedging instrument was hired with the objective of swapping the fixed to floating rate, equivalent to 99.25% of CDI on average.
4 For this loan, a hedging instrument was hired with the objective of swapping the fixed to floating rate, equivalent to 104.10% of CDI on average.
5 For this loan, a hedging instrument was hired with the objective of swapping the fixed to floating rate, equivalent to 88.78% of CDI on average.

> 25

ULTRAPAR PARTICIPAÇÕES S.A.

Publicly Traded Company

CNPJ nº 33.256.439/0001- 39	NIRE 35.300.109.724

MINUTES OF THE MEETING OF THE BOARD OF DIRECTORS (01/2014)

Date, Time and Location:
February 19th, 2014, at 2:30 p.m., at the Company’s headquarters, located at Av. Brigadeiro Luís Antônio, nr 1,343 – 9th floor, in the City and State of São Paulo.

Attendance:
Members of the Board of Directors, members of the Fiscal Council, pursuant to the terms of paragraph 3 of article 163 of the Brazilian Corporate Law, all of whom undersigned these minutes, and Mr. Edimar Facco, representative of Deloitte Touche Tohmatsu (“DTT”).

Decisions:

1.
To approve, after having discussed and analyzed, the financial statements of the Company, including the balance sheet and the management report for the fiscal year ended December 31st, 2013, as well as the destination of net earnings for the year and the distribution of dividends, supported by the report from the Company's independent auditors.

2.	To approve, subject to the annual general shareholders’ meeting’s approval, the following destination of net earnings for the year ended December 31st, 2012, in the amount of R$ 1,225,142,610.24

(Minutes of the Meeting of the Board of Directors of Ultrapar Participações S.A., held on February 19th, 2014)

(one billion, two hundred and twenty-five million, one hundred and forty-two thousand, six hundred and ten Reais and twenty-four cents), as described below:

a)	R$ 61,257,130.51 (sixty-one million, two hundred fifty-seven thousand, one hundred and thirty Reais and fifty-one cents) will be allocated to the legal reserve;

b)
R$ 420,358,955.93 (four hundred twenty million, three hundred fifty-eight thousand, nine hundred fifty-five Reais and ninety-three cents) will be allocated to the statutory reserve for investments; and

c)
R$ 743,526,523.80 (seven hundred and forty-three million five hundred and twenty-six thousand five hundred and twenty-three Reais and eighty cents) will be allocated to the payment of dividends to holders of common shares, of which R$ 354,032,210.40 (three hundred and fifty-four million thirty-two thousand two hundred and ten Reais and forty cents) were paid as intermediary dividends as approved by the Board of Directors on July 31st, 2013. The remaining balance of the dividends approved herein, equivalent to R$ 389,494,313.40 (three hundred and eighty-nine million four hundred and ninety-four thousand three hundred and thirteen Reais and forty cents), will be paid to shareholders from March 12th, 2014 onwards, with no remuneration or monetary adjustment. Shareholders will receive dividends per share of R$ 0.71.

The record date to establish the right to receive the dividend approved today will be February 26th, 2014 in Brazil and March 3rd, 2014 in the United States of America. The shares will be traded "ex-dividend" on both the São Paulo Stock Exchange

(Minutes of the Meeting of the Board of Directors of Ultrapar Participações S.A., held on February 19th, 2014)

(BM&FBOVESPA) and the New York Stock Exchange (NYSE) from February 27th, 2013 onwards.

3.	The members of the Board of Directors were updated on strategic and expansion projects of the Company.

4.
The members of the Board of Directors, aiming to align long-term interests between executives and shareholders, as well as retain executives, decided to grant, pursuant to the terms of the plan approved at the extraordinary general meeting of the Company held on January 26th, 2003, shares issued by the Company to certain executives, according to the proposal of the Compensation Committee, which is filed at the Company’s headquarters.

5.
The members of the Board of Directors were informed of the proposal of overall compensation for the management and for the Fiscal Council, which will be submitted to the shareholders at the time of the call notice of the annual shareholders’ meeting of the Company, and expressed positively to this proposal.

Observations: The deliberations were approved, with no amendments or qualifications, by all the Board Members present.

As there were no further matters to be discussed, the meeting was closed, the minutes of this meeting were written, read and approved by all the undersigned members present, as well as by the members of the Fiscal Council.

Paulo Guilherme Aguiar Cunha – Chairman

(Minutes of the Meeting of the Board of Directors of Ultrapar Participações S.A., held on February 19th, 2014)

Lucio de Castro Andrade Filho – Vice-Chairman

Ana Maria Levy Villela Igel

Ivan de Souza Monteiro

Nildemar Secches

Olavo Egydio Monteiro de Carvalho

Paulo Vieira Belotti

Pedro Wongtschowski

Renato Ochman

Members of the Fiscal Council:

Flavio César Maia Luz

Mario Probst

ULTRAPAR PARTICIPAÇÕES S.A.
Publicly Traded Company

CNPJ nº 33.256.439/0001- 39	NIRE 35.300.109.724

MINUTES OF THE FISCAL COUNCIL’S MEETING (02/2014)

Date, Time and Location:
February 19th, 2014, at 2 p.m., at the Company’s headquarters, located at Av. Brigadeiro Luis Antônio, nr 1343, 9th floor, in the City and State of São Paulo.

Attendance:
Members of the Fiscal Council, duly signed.

Discussed and approved matters:

1.
The members of the Fiscal Council unanimously expressed a favorable opinion about the Company’s financial statements and management report for the year 2013, as well as the proposal for the destination of net earnings of the year and distribution of dividends to shareholders under the terms presented by the Company’s management.

2.
Pursuant to legal requirements and to the Internal Bylaws of the Fiscal Council, having examined the matters at the meeting held on February 18th, 2014 and based on the unqualified opinion of the independent auditors, dated February 19, 2014, the Fiscal Council issued its report, as attached (Annex A).

(Minutes of the Fiscal Council’s meeting of Ultrapar Participações S .A., held on February 19th , 2014)

As there were no further matters to be discussed, the meeting was closed and the minutes of this meeting were read and approved by all the undersigned members present.

Flavio César Maia Luz	Mario Probst

José Reinaldo Magalhães

(Minutes of the Fiscal Council’s meeting of Ultrapar Participações S .A., held on February 19th , 2014)

ANNEX A
REPORT OF THE FISCAL COUNCIL

The Fiscal Council of Ultrapar Participações S.A., pursuant to legal and statutory provisions, analyzed the Management Report and the Financial Statements (parent company and consolidated) for the year ended December 31st, 2013. Based on the assessment made and considering the report with an unqualified opinion by the independent auditors, Deloitte Touche Tohmatsu, dated February 19, 2014, the Fiscal Council attests that the mentioned documents, as well as the proposal for destination of net earnings for the period, including dividend distribution, are ready to be presented in the Annual General Shareholders’ Meeting.

ULTRAPAR PARTICIPAÇÕES S.A.
Publicly-Traded Company
CNPJ nº 33.256.439/0001- 39
NIRE 35.300.109.724

NOTICE TO SHAREHOLDERS

Distribution of dividends

We hereby inform that the Board of Directors of Ultrapar Participações S.A. (“Ultrapar”), at the meeting held on February 19th, 2014, approved the distribution of dividends, payable from the net earnings account for the fiscal year of 2013, in the amount of R$ 389,494,313.40 (three hundred and eighty-nine million four hundred and ninety-four thousand three hundred and thirteen Reais and forty cents), to be paid from March 12th, 2014 onwards, without remuneration or monetary adjustment. This distribution, in addition to the intermediary distribution of dividends in the amount of R$ 354,032,210.40 (three hundred and fifty-four million thirty-two thousand two hundred and ten Reais and forty cents) paid in August 2013, totals R$ 743,526,523.80 (seven hundred and forty-three million five hundred and twenty-six thousand five hundred and twenty-three Reais and eighty cents) in dividends for the fiscal year ended December 31st, 2013. The proposal of the 2013 net earnings destination is subject to approval in the Company’s annual shareholders’ meeting.

Holders of shares issued by Ultrapar as of the record dates informed below will receive the dividend of R$ 0.71 per share.

The record date to establish the right to receive the dividend will be February 26th, 2014 in Brazil, and March 3rd, 2014 in the United States of America. Therefore, from February 27th, 2014 onwards, the shares will be traded "ex-dividend" on both the São Paulo Stock Exchange (BM&FBOVESPA) and the New York Stock Exchange (NYSE).

São Paulo, February 19th, 2014.

André Covre
Chief Financial and Investor Relations Officer
ULTRAPAR PARTICIPAÇÕES S.A.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 19, 2014

ULTRAPAR HOLDINGS INC.

By:	/s/ André Covre
	Name:	André Covre
	Title:	Chief Financial and Investor Relations Officer

(2013 Financial Report; 4Q13 and 2013 Earnings release; Board of Directors Minutes; Fiscal Council Minutes; Notice to Shareholders)